
10015870

Uranium Participation Corporation



2010 ANNUAL REPORT

2010 Annual Report

Uranium Participation Corporation



www.uraniumparticipation.com

To Our Shareholders,

Fiscal 2010 has been a year of growth in our uranium holdings and continued weakness in the spot price of uranium.

The Company increased its uranium investment portfolio during the year by acquiring 120,000 pounds U_3O_8 at an average price of US$45.33 per pound and 470,000 KgU as UF_6 at an average price of US$131.95 per KgU. At February 28, 2010, the Company holds 5,545,000 pounds of U_3O_8 at an average cost of $48.41 per pound and 1,962,230 KgU as UF_6 at an average cost of $173.78 per KgU. The market value of all uranium is $479,142,000 with a cost of $609,448,000. Uranium spot prices began the year at US$45.00 per pound U_3O_8 and US$126.00 per KgU of UF_6 and closed the year down to US$41.75 per pound U_3O_8 and US$114.00 per KgU as UF_6. Throughout this period, the long-term price as quoted by Ux Consulting, LLC declined from $70.00 per pound U_3O_8 to US$60.00.

Subsequent to the year end, the Company completed the acquisition of Uranium Limited. This increased our investment portfolio to 7,250,000 pounds U_3O_8 and 2,374,230 KgU as UF_6. This was a share exchange transaction whereby the Company issued .5 share for each Uranium Limited share outstanding resulting in the issue of 20,624,672 new common shares.

We continue to believe that the long-term fundamentals of the uranium market are positive. Demand continues to grow and is forecast to increase from its current level of 185 million pounds per year to 247 million pounds by 2020 as nuclear power capacity grows, most notably in China, India and Russia. This nuclear renaissance is being driven by the low operating costs of nuclear relative to other sources of power generation, and by the growing concern for the environment and climate change. Primary mine production supplies only about 70% of demand with the balance coming from declining secondary sources such as excess inventories, down blending of weapons-grade material and the reprocessing of spent fuel rods. Substantial new primary production is required to meet the demand needs of the industry. Any new production will take a significant amount of time resulting in the supply demand balance remaining tight for the foreseeable future.

The net asset value of the Company as determined using the Ux Consulting, LLC quoted spot price of uranium was $509.6 million at February 28, 2010 down from $541.4 million at February 28, 2009. The, basic net asset value per share decreased by $1.47 to $7.49 from $8.96 at February 28, 2009 which reflected the decrease in the value of our uranium assets based upon the quoted spot price at the end of the year. Revenue from investment lending was $3.1 million. A loan of 500,000 KgU as UF_6 was repaid in December, 2009.

Expenses from the year totaled $4.7 million of which $1.3 million was transaction costs from the purchase of additional uranium. The Company also recorded a future tax recovery of $14.8 million related to the decrease in net assets for the year.

Your company will continue to provide a low risk vehicle for equity investment in uranium. The spot price for uranium will continue to have some volatility in the near future but the market dynamics dictate a narrowing of the gap between the spot price and the long-term price.

Ron Hochstein
President

April 22, 2010

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2010

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Consolidated Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Consolidated Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 22, 2010. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC prepares a report to shareholders on at least an annual basis. The report is available on Uranium Corp's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticipation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106-*Investment Fund Continuous Disclosure*. Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in this commodity without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any equity offering will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the Corporation's investment policies and by-laws, please refer to Uranium Corp's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp's business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially

affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2009, and at February 28, 2010[(1)].

	December 31					February 28
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
U_3O_8	$36.25	$72.00	$90.00	$53.00	$44.50	$41.75
UF_6	$105.00	$199.00	$240.00	$145.00	$118.00	$114.00

(1) As published by Ux Consulting Company, LLC ("UxCo") in U.S. dollars.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium future market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining

companies, from certain republics of the former Soviet Union, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities ("Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may generate cash from either the lending or sale of uranium, or the sale of additional equity securities. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund trust, and an investment in its common shares is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The NAV reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, making it subject to income tax on its taxable income.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV. The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

General Economic Downturn

Increases in spot market volumes may continue to be impacted by the current global economic downturn causing downward pressure on the spot prices for uranium.

Decreased availability of credit for construction of new reactors and exploration as well as the amount of incremental supply of uranium made available to the market from remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of new production form other uranium producers are all influenced by the current global economic downturn resulting in part from the recent global financial crisis.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $7.49 per share at February 28, 2009 to $5.95 at February 28, 2010 representing a basic NAV loss of 20.6%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 43.2%.

Uranium Corp's net assets at February 28, 2010 were $509,592,000 representing a 5.9% decrease from net assets of $541,397,000 at February 28, 2009. Of the net asset decrease of $31,805,000 over the period, $132,070,000 was attributable to the decrease in net assets from operations after taxes offset by after-tax net proceeds of additional equity issues of $100,265,000.

Equity Financing

In the prior period, March 2008, Uranium Corp issued 7,331,250 shares by way of a public offering priced at $10.20 per share for gross proceeds of $74,779,000.

In May 2009, Uranium Corp issued 13,368,750 shares by way of a public offering priced at $7.75 per share for total gross proceeds of $103,608,000.

As at February 28, 2010, Uranium Corp had 85,697,341 common shares issued and outstanding.

Since inception, Uranium Corp has raised gross proceeds of $647,047,000 through common share and equity unit financings and $31,202,000 from the exercise of warrants. Uranium Corp invested $609,448,000 or 89.9% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 120,000 pounds, raising its total holdings to 5,545,000 pounds at February 28, 2010. The cost of U_3O_8 acquired in the year was $5,879,000 or $48.99 per pound. This increased the total cost of Uranium Corp's holdings to $268,445,000 or $48.41 per pound. The fair value of this investment at February 28, 2010 was $243,681,000 or $43.95 [(1)] per pound, representing a decrease of 9.2%. On a U.S dollar basis, the fair value of this investment has decreased by 3.8%.

During the year, Uranium Corp increased its UF_6 holdings by 470,000 KgU, raising its total holdings to 1,962,230 KgU at February 28, 2010. The cost of UF_6 acquired in the year was $69,537,000 or $147.95 per KgU. This increased the total cost of Uranium Corp's holdings to $341,003,000 or $173.78 per KgU. The fair value of this investment at February 28, 2010 was $235,461,000 or $120.00 [(1)] per KgU, representing a decrease of 31.0%. On a U.S dollar basis, the fair value of this investment has decreased by 28.5%.

Uranium Corp entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement, which generated loan fee revenues and reduced storage costs, was collateralized by an irrevocable letter of credit. The agreement expired on December 31, 2009 with the UF_6 returned on that date.

Uranium Corp entered into a loan of the conversion component of 1,332,230 KgU as UF_6 in December 2009. The conversion component is subject to a loan fee of 4.5% per annum based on the greater of the adjusted monthly value and US$15,654,000. To facilitate the loan of the conversion component, 1,332,230 KgU as UF_6 was transferred to the borrower with 3,480,944 pounds of U_3O_8 transferred to Uranium Corp and an irrevocable letter of credit received as collateral. In addition to generating loan fees, the agreement will effectively reduce some of Uranium Corp's storage costs. This agreement is due to expire in December 2012.

(1) Reflects spot prices published by UxCo on February 22, 2010 of US$41.75 per pound for U_3O_8 and US$114.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0526.

Investment Performance

Investment operation losses of $132,070,000 for the year ended February 28, 2010 have been largely driven by unrealized losses on uranium investments of $145,403,000 net of tax recovery movements of $14,821,000.

Unrealized losses on investments result from U_3O_8 prices declining from US$45.00 at February 28, 2009 to US$41.75 at February 28, 2010, as reported by UxCo along with the weakening of the U.S. dollar relative to the Canadian dollar from 1.2707 at February 28, 2009 to 1.0526 at February 28, 2010. Similarly, UF_6 spot prices declined from US$126.00 per KgU at February 28, 2009 to US$114.00 at February 28, 2010.

Uranium Corp is not a mutual fund trust, therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations in its various jurisdictions. The substantively enacted future tax rates, in Uranium Corp's various jurisdictions, range from 3% to 25%. In the current year, Uranium Corp has provided for a current tax expense of $53,000 and a future tax recovery of $14,874,000. The combined tax recovery for the current year of $14,821,000 reflects an effective tax rate of approximately 10% compared to a tax recovery of $19,417,000 and an effective tax rate of 15% in the prior year. The decline in the effective tax rate is primarily a result of an increase in the proportion of inventory held in Uranium Corp's wholly owned subsidiary, UPCL. UPCL is taxed at the lowest rate within Uranium Corp's group of companies.

RECENT DEVELOPMENTS

On March 30, 2010, Uranium Corp completed the acquisition of Uranium Limited ("UL") pursuant to a scheme of arrangement under the laws of Guernsey. Under the terms of the transaction, Uranium Corp acquired all of the issued and outstanding shares of UL in a share exchange at a ratio of 0.5 common shares of Uranium Corp for each common share of UL. As a result, an aggregate of 20,624,972 common shares were issued to former shareholders of UL.

UL is an investment company created to invest substantially all of its assets in natural uranium with the primary investment objective of achieving capital appreciation in the value of its uranium holdings. UL held 1,705,000 pounds of U_3O_8 and 412,000 KgU as UF_6 prior to the close of the transaction. After completion of the transaction, Uranium Corp transferred the uranium assets of UL to UPCL. Of the 1,705,000 pounds of U_3O_8 transferred, 520,000 pounds are subject to a loan agreement, at a loan rate of 3.5% and is repayable by July 8, 2010.

Uranium Corp has filed a notice of intention to make a Normal Course Issuer Bid for its common shares with the Toronto Stock Exchange to provide a mechanism to decrease the potential spread between the net asset value per share and the market price of the shares. The Corporation may acquire up to 7,483,029 common shares pursuant to the bid, which expires January 31, 2011. As of the date hereof, the Corporation had not purchased any of its shares pursuant to the bid.

CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly accountable enterprises, which include investment funds, are required to adopt international financial reporting standards ("IFRS"), which will replace Canadian generally accepted accounting principles (GAAP), for fiscal periods beginning on or after January 1, 2011. The Company's first set of consolidated financial statements to be reported on under IFRS will be for the semi-annual period ended August 31, 2011, which will provide corresponding comparative financial information for 2011, including an opening statement of net assets as at February 28, 2011. The Manager has established a project team responsible for the development and implementation of a transition plan to ensure that the Company is able to meet its reporting requirements. The three main elements of the transition plan include the following activities:

- Identification of the differences between the current accounting policies of the Company, which reflect current GAAP, and those expected to apply under IFRS and the likely financial statement impact resulting from the adoption of IFRS
- Analyzing the impact on the business and reporting processes
- Implementation of the required changes for the fiscal year ending February 29, 2012

Based on the Manager's analysis of the Company's current accounting policies and consolidated financial statement presentation under GAAP against IFRS it is not expected that the adoption of IFRS will have a material effect on the Company's net assets or net asset value per share. The primary impact of IFRS on the Company's consolidated financial statements will be in the areas of presentation and note disclosure.

However, additional changes to IFRS are expected to be issued during 2010 and, as a result there is some uncertainty regarding the expected accounting standards that will be in place in 2011. Accordingly, the Manager is not yet in a position to conclusively determine the impact on the Company's financial statements upon the adoption of IFRS.

Throughout the balance of 2010 and early 2011, the Manager will continue monitoring new standards and recommendations as they are issued by both the International Accounting Standards Board, who is responsible for the development and publication of IFRS, and the Canadian Accounting Standards Board to update its analysis as appropriate. By 2011, the

Manager expects to complete this analysis, determine overall financial statement presentation, including note disclosure, and complete its assessment and initiate any changes required with respect to its business arrangements.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Corporation.

In March 2010, the initial term of the management services agreement was extended to March 30, 2013, following which, the agreement may be terminated by either party upon the provision of 180 days written notice.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion and enrichment facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager during the years ended February 28, 2010 and 2009:

(in thousands of Canadian dollars)	2010	2009
Fees incurred with the Manager:		
Management fees	$ 1,479	$ 1,560
Equity financing and other fees [(1)]	250	200
Transaction fees – uranium purchase commissions	1,118	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	7	3
Total fees incurred with the Manager	$ 2,882	$ 3,046

(1) Equity financing fees of $200,000 incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2010, accounts payable and accrued liabilities included $103,000 (February 28, 2009: $127,000) due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset value return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2010 (1)	February 2009 (1)	February 2008 (1)	February 2007 (1)	February 2006 (2)
Net asset value return (loss) – basic	(20.6%)	(16.4%)	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(20.6%)	(16.4%)	(21.6%)	100.9%	18.3%
Market value return (loss)	1.8%	(47.6%)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2010 (1)	February 2009 (1)	February 2008 (1)	February 2007 (1)	February 2006 (1)
Net asset value return – basic	4.4%	11.7%	23.0%	57.6%	18.3%
Net asset value return – diluted	4.4%	11.7%	23.0%	54.2%	18.3%
Market value return	3.5%	3.9%	30.5%	65.0%	40.2%
S&P / TSX Composite Index (2)	4.1%	(3.8%)	12.7%	17.2%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.
(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2010:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [1]	Market Value [2]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,545,000 lbs	$ 268,445	$ 243,681
Uranium hexafluoride ("UF_6") [3]	1,962,230 KgU	$ 341,003	$ 235,461
		$ 609,448	$ 479,142
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.41	$ 43.95
- In United States dollars		$ 43.41	$ 41.75
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 120.00
- In United States dollars		$ 159.48	$ 114.00

(1) The cost of the portfolio excludes transaction fees incurred since the Company's inception.

(2) The market values have been translated to Canadian dollars using the February 28, 2010 noon foreign exchange rate of 1.0526.

(3) The Company has transferred 1,332,230 KgU as UF_6 and taken in exchange 3,480,944 pounds of U_3O_8, effectively lending the conversion component of the UF_6.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the Corporation's audited annual consolidated financial statements.

Net Asset Value per Share

	February 2010 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net Asset Value per Share – Basic:					
Net asset value, beginning of period [3]	$ 7.49	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:					
Total revenue	$ 0.04	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.06)	$ (0.08)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.18	$ 0.27	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.77)	$ (1.83)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (1.61)	$ (1.58)	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period [3]	$ 5.95	$ 7.49	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:					
Net asset value, beginning of period [3]	$ 7.49	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:					
Total revenue	$ 0.04	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.06)	$ (0.08)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.18	$ 0.27	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.77)	$ (1.83)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (1.61)	$ (1.58)	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period [3]	$ 5.95	$ 7.49	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

(in millions, except for ratios and TSX market prices)	February 2010 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Total net asset value, end of period	$ 509.6	$ 541.4	$ 582.5	$ 579.4	$ 175.0
Average net asset value for the period	$ 555.8	$ 585.1	$ 708.5	$ 336.6	$ 116.0
Number of common shares outstanding	85.7	72.3	65.0	48.5	30.8
Management expense ratio [3]					
Total expenses before taxes [4]	0.61%	0.79%	1.01%	1.11%	2.45%
Income tax provision (recovery)	(2.67%)	(3.32%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–	–
Trading expense ratio [5]	0.23%	0.22%	0.32%	0.73%	1.75%
Closing TSX market price per common share	$ 6.16	$ 6.05	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Transaction costs are excluded from total expenses in calculating the management expense ratio. These costs are included in the trading expense ratio calculation.

(5) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

Uranium Participation Corporation's ("Company" or "Uranium Corp") management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Audit Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.





Ron Hochstein
President

James R. Anderson
Chief Financial Officer

April 22, 2010

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation as at February 28, 2010 and 2009, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 28, 2010 and 2009 and the consolidated statement of investment portfolio as at February 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 22, 2010

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF NET ASSETS
AS AT FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars, except per share amounts)	2010	2009
Assets		
Investments at market value	$479,142	$549,128
(at cost: 2010-$609,448; 2009-$534,031)		
Cash and cash equivalents	22,673	1,057
Sundry receivables and other assets	1,098	878
Future income taxes (note 3)	13,131	13,084
	$516,044	$564,147
Liabilities		
Accounts payable and accrued liabilities	1,242	1,399
Income taxes payable	159	108
Future income taxes (note 3)	5,051	21,243
Net assets	$509,592	$541,397
Net assets represented by		
Common shares (note 4)	$653,841	$553,576
Contributed surplus (note 4)	2,481	2,481
Deficit	(146,730)	(14,660)
	$509,592	$541,397
Common shares		
Issued and outstanding (note 4)	85,697,341	72,328,591
Net asset value per common share		
Basic and diluted	$ 5.95	$ 7.49

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION





Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars)	2010	2009
Income		
Interest	$ 63	$ 169
Income from investment lending (note 6)	3,125	4,581
Unrealized losses on investments	(145,403)	(131,753)
	(142,215)	(127,003)
Operating expenses		
Transaction fees (note 5)	1,320	1,290
Management fees (note 5)	1,479	1,560
Storage fees	1,787	1,350
Audit fees	50	78
Directors fees	125	96
Independent review committee fees and expenses	9	6
Legal and other professional fees	24	25
Shareholder information and other compliance	155	220
General office and miscellaneous	302	354
Foreign exchange loss (gain)	(575)	952
	4,676	5,931
Decrease in net assets from operations before taxes	(146,891)	(132,934)
Income tax recovery (note 3)	(14,821)	(19,417)
Decrease in net assets from operations after taxes	(132,070)	(113,517)
Opening retained earnings (deficit)	(14,660)	98,857
Closing deficit	(146,730)	(14,660)
Decrease in net assets from operations after taxes per common share		
Basic and diluted	$ (1.60)	$ (1.58)
Weighted average common shares outstanding		
Basic and diluted	82,355,154	72,020,143

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars)	2010	2009
Net assets at beginning of year	$541,397	$582,545
Net proceeds from issue of shares after tax (note 4)	100,265	72,369
Decrease in net assets from operations after taxes	(132,070)	(113,517)
Net assets at end of year	$509,592	$541,397

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars)	2010	2009
Operating Activities		
Decrease in net assets from operations after taxes	$(132,070)	$(113,517)
Adjustments for non-cash items:		
Unrealized losses on investments	145,403	131,753
Future income tax recovery (note 3)	(14,874)	(19,482)
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(220)	235
Change in income taxes receivable	–	23
Change in accounts payable and accrued liabilities	(157)	369
Change in income taxes payable	51	(282)
Net cash used in operating activities	(1,867)	(901)
Investing Activities		
Purchases of uranium investments	(75,417)	(83,085)
Net cash used in investing activities	(75,417)	(83,085)
Financing Activities		
Share issues net of issue costs (note 4)	98,900	71,356
Net cash generated by financing activities	98,900	71,356
Increase (decrease) in cash and cash equivalents	21,616	(12,630)
Cash and cash equivalents – beginning of year	1,057	13,687
Cash and cash equivalents – end of year	$ 22,673	$ 1,057

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2010

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [1]	Market Value [2]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,545,000 lbs	$ 268,445	$ 243,681
Uranium hexafluoride ("UF_6") [3]	1,962,230 KgU	$ 341,003	$ 235,461
		$ 609,448	$ 479,142
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.41	$ 43.95
- In United States dollars		$ 43.41	$ 41.75
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 120.00
- In United States dollars		$ 159.48	$ 114.00

(1) The cost of the portfolio excludes transaction fees incurred since the Company's inception.
(2) The market values have been translated to Canadian dollars using the February 28, 2010 noon foreign exchange rate of 1.0526.
(3) The Company has transferred 1,332,230 KgU as UF_6 to a third party and taken back in exchange 3,480,944 pounds of U_3O_8, in order to effect a lending of the conversion component of the UF_6. See note 6 for further details of this arrangement.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Corp was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106-*Investment Fund Continuous Disclosure*. Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexaflouride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited ("UPCL"). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) *Investments*

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC ("UxCo") prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) *Investments Lending*

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) *Foreign Exchange Translation*

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

New Accounting Standards

Uranium Corp adopted the following new Canadian Institute of Chartered Accountants ("CICA") Handbook accounting standards effective March 1, 2009:

(a) Section 3855 "Financial Instruments" was amended to clarify when an embedded prepayment option is separated from its host debt instrument for account purposes. Adoption of this standard did not have any material effect on the consolidated financial statements.

(b) Section 3862 "Financial Instruments – Disclosures" was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Adoption of this standard did not have any material effect on the consolidated financial statements.

Uranium Corp will adopt the following new CICA Handbook accounting standards effective March 1, 2010:

(a) Section 1582 "Business Combinations" replaces Sections 1581 "Business Combinations" which provides the Canadian equivalent to International Financial Reporting Standard ("IFRS") IFRS 3 "Business Combinations". Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests" replaces Section 1600 "Consolidated Financial Statements" and establishes standards for the preparation of consolidated financial statements. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. Sections 1601 and 1602 are required for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company does not expect the adoption of these new standards to have a significant impact on the consolidated financial statements.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp is not a mutual fund trust, making it subject to income tax on its taxable income. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. A reconciliation of the combined Canadian federal and Ontario provincial income tax rate to Uranium Corp's effective rate of income tax for the years ended February 28, 2010 and 2009 is as follows:

(in thousands)	2010	2009
Increase (decrease) in net assets from operations before income taxes	$(146,891)	$(132,934)
Combined federal and Ontario provincial income tax rate	32.83%	33.42%
Computed income tax expense (recovery)	(48,224)	(44,427)
Difference in current tax rates applicable in other jurisdictions	26,840	20,814
Difference between future and current tax rates	2,553	3,206
Foreign exchange on future tax balances	1,672	(738)
Change in valuation allowance	576	1,702
Impact of legislative changes	1,542	–
Taxable permanent differences	–	410
Other	220	(384)
Income tax recovery	$(14,821)	$(19,417)
Income tax recovery comprised of:		
Current tax expense	$ 53	$ 65
Future tax recovery	(14,874)	(19,482)
	$(14,821)	$(19,417)

The components of the Company's future tax balances at February 28, 2010 and 2009 are as follows:

(in thousands)	2010	2009
Future tax assets:		
Tax benefit of share issue costs	$ 2,592	$ 3,511
Tax benefit of loss carryforwards	7,270	6,304
Unrealized loss on investments	5,547	4,971
	15,409	14,786
Valuation allowance	(2,278)	(1,702)
Future tax assets	$ 13,131	$ 13,084
Future tax liabilities:		
Unrealized gain on investments	$ 6,005	$ 22,203
Tax benefit of loss carryforwards	(954)	(960)
Future tax liabilities	$ 5,051	$ 21,243

At February 28, 2010, Uranium Corp has unused tax losses in Canada of $32,895,000 which are scheduled to expire between 2026 and 2030.

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value. A continuity schedule of the issued and outstanding common shares and the associated dollar amounts is as follows:

(in thousands except common share balances)	Number of Common Shares	Amount
Balance at February 29, 2008	64,991,841	$481,203
Common share financings		
Gross proceeds on new issues	7,331,250	74,779
Issue costs	–	(3,489)
Tax effect of issue costs	–	1,013
Warrant activity		
Gross proceeds from exercises	5,500	66
Fair value of exercises	–	4
Balance at February 28, 2009	72,328,591	$553,576
Common share financings		
Gross proceeds on new issues	13,368,750	103,608
Issue costs	–	(4,708)
Tax effect of issue costs	–	1,365
Balance at February 28, 2010	85,697,341	$653,841

Common share financings

In May 2009, Uranium Corp issued 13,368,750 shares by way of a public offering priced at $7.75 per share for total gross proceeds of $103,608,000.

In March 2008, Uranium Corp issued 7,331,250 shares by way of a public offering priced at $10.20 per share for total gross proceeds of $74,779,000.

Warrants

A continuity schedule of the issued and outstanding warrants and the associated dollar amounts is as follows:

(in thousands except warrant balances)	Number of Warrants	Amount
Balance at February 29, 2008	2,828,799	$ 2,455
Warrants exercised	(5,500)	(4)
Warrants expired	(2,823,299)	(2,451)
Balance at February 28, 2009 and 2010	–	$ –

Each whole warrant issued as part of the September 2006 equity unit financing had an expiry date of September 15, 2008 and was convertible into one common share at an exercise price of $12.00.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In March 2010, the initial term of the management services agreement was extended to March 30, 2013, following which, the agreement may be terminated by either party upon the provision of 180 days written notice.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion and enrichment facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager for the years ended February 28, 2010 and 2009:

(in thousands)	2010	2009
Fees incurred with the Manager:		
Management fees	$ 1,479	$ 1,560
Equity financing and other fees [1]	250	200
Uranium purchase commissions	1,118	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	7	3
Total fees incurred with the Manager	$ 2,882	$ 3,046

[1] Equity financing fees of $200,000 incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2010, accounts payable and accrued liabilities included $103,000 (February 28, 2009: $127,000) due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

Uranium Corp entered into a loan agreement to lend 500,000 KgU as UF_6 effective January 1, 2007. The UF_6 loaned was subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral was held in the form of an irrevocable letter of credit from a major financial instituition, that was subject to adjustment on an annual basis. The agreement expired on December 31, 2009 with the UF_6 returned on that date.

The Company entered into a loan of the conversion component of 1,332,230 KgU as UF_6 in December 2009. The conversion component has a market value of $8,063,000 and is subject to a loan fee of 4.5% per annum based on the greater of the adjusted monthly value and US$15,654,000. To facilitate the loan of the conversion component, 1,332,230 KgU as UF_6 was transferred to the borrower with 3,480,944 pounds of U_3O_8 transferred to Uranium Corp and an irrevocable letter of credit of $16,526,000 from a major financial institution received as collateral. This agreement is due to expire in December 2012.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of share capital and contributed surplus. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. Uranium purchases are normally funded through common share offerings with at least 85% of the gross proceeds of aggregate share offerings invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

At February 28, 2010, the Company has invested 89.9% of aggregate share offerings in uranium, and has no outstanding borrowing arrangements for the purchase of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to some financial instrument risks: credit risk, liquidity risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its lending arrangements related to its uranium holdings. The Company enters into lending arrangements exclusively with large organizations with strong credit ratings and ensures that adequate security is provided for any material loaned (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. Uranium Corp may generate cash from the lending or sale of uranium, or the sale of additional equity securities. The Company's current cash balance and income from the lending of uranium is currently sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated cash and cash equivalents, receivables, and accounts payables.

Currently, Uranium Corp does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

8. SUBSEQUENT EVENTS

On March 30, 2010, Uranium Corp completed the acquisition of Uranium Limited ("UL") pursuant to a scheme of arrangement under the laws of Guernsey. Under the terms of the transaction, Uranium Corp acquired all of the issued and outstanding shares of UL in a share exchange at a ratio of 0.5 common shares of Uranium Corp for each common share of UL. Upon the close of the acquisition, 20,624,672 common shares of Uranium Corp were issued to UL shareholders, representing 19.4% of the total issued and outstanding common shares of Uranium Corp. Uranium Corp also assumed outstanding, fully-vested stock options to purchase 2,475,000 common shares of UL at a strike price of GBP£2.05 per option with an expiry date of July 21, 2011. Each option assumed is exercisable for 0.50 shares of Uranium Corp.



BOARD OF DIRECTORS

Paul J. Bennett
President and Chief Executive Officer
Energus Resources Ltd.
President and Chief Executive Officer
Rodinia Oil Corp.

Jeff Kennedy
Chief Financial Officer
Cormark Securities Inc.

Garth A. C. MacRae
Independent Financial Consultant

Richard H. McCoy
Chairman of the Board
Corporate Director; formerly Vice Chairman
Investment Banking, TD Securities Inc.

Kelvin H. Williams
Corporate Director; formerly Chairman of the Board of Nufcor S.A and Uranium Limited and executive director of AngloGold Ashanti Limited

OFFICERS

Ron Hochstein
President

James R. Anderson
Chief Financial Officer

Donald C. Campbell
Vice President, Commercial

Curt Steel
Vice President, Marketing

Sheila Colman
Corporate Secretary

MANAGER

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.denisonmines.com

OFFICE OF THE CORPORATION

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

Telephone: 416-979-1991
Facsimile: 416-979-5893

Website: www.uraniumparticipation.com

AUDITORS

PricewaterhouseCoopers LLP
Toronto

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Telephone:
Canada and U.S.: 1-800-564-6253
Overseas: 1-514-982-7555

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: U

Website: www.tmx.com

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of the Shareholders of Uranium Participation Corporation will be held in the Belgravia Room, Le Meridien King Edward, 37 King Street East, Toronto, Ontario on Tuesday, the 22nd day of June, 2010 at 10:00 a.m. (Eastern Time).

Managed by:



Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
www.denisonmines.com



URANIUM PARTICIPATION CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2010

MAY 12, 2010

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF") contains certain forward-looking statements and forward-looking information that are based on the current internal expectations, estimates, projections, assumptions and beliefs of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to Uranium Participation Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

In this AIF, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

This AIF is dated May 12, 2010. Except as otherwise indicated, the information contained in this AIF is stated as at February 28, 2010.

HISTORY AND SUBSIDIARIES

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides five officers to the Corporation, being the President, Chief Financial Officer, the Vice-President, Commercial, the Vice President, Marketing and the Corporate Secretary, pursuant to the terms of a Management Services Agreement dated March 30, 2005, as amended (the "Management Services Agreement").

Uranium Participation Corp. is an investment holding entity which invests, through its wholly-owned subsidiaries, at least 85% of the proceeds of any equity offering in uranium with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in, and holds, uranium.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. In August 2007, UPCL obtained a business licence and established a branch office in Luxembourg ("UPCL Luxembourg Branch") through which the operations of UPCL are conducted. UPCL directly invests in, and holds, uranium. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Uranium Participation Corp. was established in March 2005 as an investment holding company, created to invest substantially all of its assets in U_3O_8. On March 30, 2005, Uranium Participation Corp. entered into the Management Services Agreement with the Manager. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In May 2005, Uranium Participation Corp. completed its initial public offering. Since incorporation to the end of the 2010 fiscal year, the Corporation has completed eight public offerings with aggregate gross proceeds of $647.0 million, and a further $31.2 million was received from the exercise of the previously issued warrants. The net proceeds from the offerings and the exercise of warrants were used to fund the purchase of uranium and for general corporate purposes.

In February 2006, the Board of Directors of Uranium Participation Corp. (the "Board") approved changes to the Corporation's by-laws to allow the Corporation to invest in UF_6, in addition to U_3O_8, and to allow the Corporation to enter into arrangements to lend its uranium to third parties. The Board also approved changes to the compensation provisions of the Management Services Agreement. These changes were subsequently confirmed by at least two thirds of the votes cast at a special meeting of the Corporation's shareholders held for that purpose on March 27, 2006. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp., Management and Management Services Agreement".

The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned, adjusted quarterly. This loan was repaid in full on December 31, 2009.

The Corporation entered into a loan of the conversion component of 1,332,230 KgU as UF_6 in December 2009. The loan has a term of three years and has a loan rate of 4.5% of the greater of the adjusted monthly spot market value of the conversion component and US$15,654,000. To give effect to the loan of the conversion component, 1,332,230 KgU as UF_6 was transferred to the borrower, while 3,480,944 pounds of U_3O_8 and an irrevocable letter of credit of $16,526,000 issued by a major financial institution were received by the Corporation as collateral. The loan expires in December 2012.

In January 2010, Uranium Participation Corp. filed a notice of intention to make a Normal Course Issuer Bid for its common shares with the Toronto Stock Exchange to provide a mechanism to decrease the potential spread between the net asset value per share and the market price of the shares. The Corporation may acquire up to 7,483,029 common shares pursuant to the bid, which expires January 31, 2011. As at the date hereof, the Corporation had not purchased any of its shares pursuant to the bid.

Subsequent to the end of its 2010 financial year, the Corporation completed the acquisition of Uranium Limited ("UL") pursuant to a scheme of arrangement under the laws of Guernsey (the "Scheme"). Under the Scheme, Uranium Participation Corp. acquired all of the issued and outstanding shares of UL in a share exchange at a ratio of 0.50 common shares of the Corporation for each common share of UL. Upon the close of the acquisition, 20,624,972 common shares of the Corporation were issued to the shareholders of UL representing 19.4% of the total issued and outstanding common shares of Uranium Participation Corp. Following the completion of the Scheme, Mr. Kelvin H. Williams, a former director of UL, joined the Corporation's board.

After completion of the acquisition, the Corporation transferred the uranium assets of UL to UPCL. The assets acquired included 1,705,000 pounds of U_3O_8, of which 520,000 pounds is subject to a loan agreement at a loan rate of 3.5% and is repayable by July 8, 2010, and 412,000 KgU as UF_6.

Upon completion of the Scheme, Uranium Participation Corp. also assumed the obligation to issue its common shares in satisfaction of the exercise of outstanding, fully-vested stock options to purchase 2,475,000 common shares of UL. These options have a price of GBP£2.05 per option and expire on July 21, 2011. Each option assumed is exercisable for 0.50 common share of the Corporation.

Spot prices for U_3O_8 as quoted by Ux Consulting Company LLC ("UxCo") steadily increased through 2005, 2006 and 2007, reaching US$36.25 by December 31, 2005, US$72.00 by December 31, 2006 and US$90.00 on December 31, 2007. Notwithstanding the overall increase, the spot price experienced considerable volatility during the course of 2007, ranging from US$72.00 to US$136.00. During 2008, the volatility of the spot price continued with the price reaching a low of US$44.00 in October, 2008 and finishing the year at US$53.00.

Spot prices in 2009 remained under downward pressure hitting the year's low of US$40.00 in the first week of April 2009. Prices peaked at US$54.00 near the end of June then remained volatile over the rest of the year ranging from the low US$40s to the low US$50s, ending the year at US$44.50. At February 28, 2010, the spot price was US$41.75.

As of February 28, 2010, the Corporation has purchased and taken delivery of 5,545,000 pounds of U_3O_8 and 1,962,230 KgU as UF_6. After the acquisition of UL on March 30, 2010, the Corporation's total holdings of uranium material consist of 7,250,000 pounds of U_3O_8 and 2,374,230 KgU as UF_6.

The net asset value per common share ("NAV") at February 28, 2010 was $5.95 based on the spot price for U_3O_8 of US$41.75 per pound, the UF_6 price of US$114.00 per KgU and the Canadian/U.S. dollar exchange rate of $1.0526. For information regarding the calculation of the NAV, see "Business of Uranium Participation Corp. – Calculation of NAV".

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy

Uranium Participation Corp. is an investment holding entity created to invest, through its wholly-owned subsidiaries, at least 85% of the gross proceeds of any equity offerings in uranium, with the primary investment objective of achieving appreciation in the value of its holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in uranium. An investment in the common shares provides an investment alternative for investors interested in investing directly in uranium. The common shares represent an indirect interest in physical uranium owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by Uranium Participation Corp. is stored at licensed uranium conversion or enrichment facilities (each one, a "Facility" or collectively, the "Facilities") in Canada, France and the United States. The

Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Facilities. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In order for the Manager to remove or request the removal of the uranium held in storage on behalf of Uranium Participation Corp., a certified resolution of the Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested. Revenue is also generated through the lending of uranium.

Investment Policies
In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established an investment policy, which is included in the by-laws of Uranium Participation Corp. The policy provides that at least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of uranium and the policy may only be amended by the Corporation's shareholders. Furthermore, the policy provides that Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate uranium purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

Operations
Uranium Participation Corp. completed its initial public offering (the "IPO") in May 2005, which raised gross proceeds of $100.0 million. Approximately 89% of the gross proceeds from the IPO were invested in U_3O_8.

Subsequent to the IPO and prior to February 28, 2010, the Corporation raised gross proceeds of $547.0 million in seven equity financings and received $31.2 million from the exercise of previously issued warrants. As at February 28, 2010, the Corporation held 5,545,000 pounds of U_3O_8 and 1,962,230 KgU as UF_6 at a total cost of $609.4 million representing 89.9% of the gross proceeds of the equity financings and the warrant exercise proceeds. After the acquisition of UL on March 30, 2010, the Corporation's total holdings of uranium material include 7,250,000 pounds of U_3O_8 and 2,374,230 KgU as UF_6.

The Manager has storage agreements with three Facilities for the storage of U_3O_8, namely Cameco Corporation, Comurhex and ConverDyn, in Canada, France and the United States, respectively. All U_3O_8 purchased is book transferred and stored at these Facilities pursuant to such storage agreements. The Manager has storage agreements with Eurodif and United States Enrichment Corporation in France and the United States respectively for the storage of UF_6. All UF_6 purchased is book transferred and stored at these Facilities pursuant to storage agreements.

All purchases of uranium are made in U.S. dollars and the storage costs from the Facilities are paid in either U.S. dollars or Euros. The spot price for uranium quoted by UxCo is also quoted in U.S. dollars. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar.

Calculation of NAV and Value of Securities
At the end of each month, the Manager is obligated under the Management Services Agreement to calculate and disclose the NAV. The NAV is determined by multiplying the quantity of uranium held by or on behalf of the Corporation by the last spot price for uranium for the month published by UxCo, plus cash and any other assets held by the Corporation, less any outstanding payables, indebtedness and all other liabilities of the Corporation and dividing the result by the number of common shares outstanding. Any amounts in U.S. dollars are converted into Canadian dollars based on the noon rate of exchange as published by the Bank of Canada as at the last business day prior to the NAV calculation.

Uranium Participation Corp. is not a mutual fund and an investment in common shares is not redeemable. Moreover, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp. See “Risk Factors - Lack of Investment Liquidity” and “Risk Factors - Net Asset Value”.

Management of Uranium Participation Corp.

Management and Management Services Agreement

In March 2005, the Manager entered into the Management Services Agreement with the Corporation, which was amended as of March 27, 2006, as of June 23, 2008 and February 17, 2010. By way of a plan of arrangement completed between the Manager and International Uranium Corporation (“IUC”) on December 1, 2006 (the “Denison Arrangement”), the Manager became a wholly-owned subsidiary of Denison Mines Corp. (“DMC”).

The Management Services Agreement had an initial term of five years (the “Initial Term”), commencing March 30, 2005. The Initial Term was extended on February 17, 2010 until March 30, 2013, and will continue thereafter unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. On February 14, 2006 and March 27, 2006, respectively, the Board and shareholders approved changes to the Management Services Agreement to amend its provisions relating to compensation and align it with changes to the Corporation’s Investment Policy of the Corporation’s by-laws which allowed the Corporation to invest in UF_6 and to permit the Corporation to enter into lending arrangements with its uranium.

On April 25, 2008 and June 23, 2008, respectively, the Board and shareholders approved changes to the Management Services Agreement to compensate the Manager in the event of a transaction for the indirect sale of the uranium inventory, through a merger or the acquisition of shares of the Corporation.

Pursuant to the Management Services Agreement, as amended, the Manager is required to manage Uranium Participation Corp.’s activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement and title of uranium purchases remains with the Corporation. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to purchase or sell uranium, the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of uranium include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from whom Uranium Participation Corp. would potentially purchase uranium or any seller to whom Uranium Participation Corp. may sell uranium.

The Manager may also seek to source uranium through merger and acquisition transactions by the Corporation. Any potential transactions are referred to the Board of the Corporation for consideration, direction and ultimate approval.

In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 or UF_6 from, or to the production or inventories of the Manager, of one of its affiliates, or of any other related party (as such term is defined in Multilateral Instrument 61-101) (a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. Such transactions will also require the unanimous approval of the Independent Review Committee. See "Governance of the Corporation – The Independent Review Committee". To date, two such purchases have occurred. In June 2007, the Corporation purchased 75,000 pounds of U_3O_8 from an affiliate of the Manager at a price US$130.00 per pound for total consideration of US$9,750,000 and, in August 2008, the Corporation purchased 50,000 pounds of U_3O_8 at a price of US$64.50 per pound, for a total consideration of US$3,225,000.

The Manager does not have any ownership interest in Uranium Participation Corp., and the two companies do not have any directors in common.

Any lending arrangements for uranium will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to lend uranium, any such loan will stipulate the quantity, interest rate, duration, security, covenants and such other provisions as may be appropriate.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation, the Manager is required to arrange for storage of the uranium at the Facilities, arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation Corp. and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board;

(b) $400,000 per annum, plus:

  (i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

  (ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation Corp. exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative");

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion the Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative; and

(f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Participation Corp. prior to the completion of any acquisition of at least 90% of the common shares of Uranium Participation Corp.

Uranium Participation Corp. paid an aggregate of $1.1 million and $1.2 million to the Manager for commissions on purchases of uranium, and $1.8 million and $1.8 million in other fees for the fiscal years ended February 28, 2010 and 2009, respectively. See "Interests of Management and Others in Material Transactions".

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. are paid by the Manager and do not receive any remuneration from Uranium Participation Corp. for their work on behalf of the Company.

Uranium Market

Uranium Uses
The only significant commercial use for U_3O_8 is as a fuel for nuclear power plants for the generation of electricity. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process
The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at licensed uranium conversion facilities where U_3O_8 is converted to UF_6. Above 56 degrees Celsius, UF_6 is a gas and is in a suitable form to be enriched to produce fuel for the majority of the types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

The Uranium Industry
Nuclear power capacity and power generation is growing significantly, while uranium production is struggling to catch up after many years of low prices and limited exploration for new deposits required to support the growth of nuclear power and to replace depleting ore bodies. As a result, there is a tight long-term supply-demand balance which can be expected to continue for the foreseeable future. Prices must rise to higher, sustained levels to support the new mines required to meet the increasing demand.

Uranium Demand
There are currently 436 nuclear reactors operating worldwide in 30 countries, generating 372.6 gigawatts of electricity and supplying 15% of the world's electrical requirements. Of greater significance, 53 nuclear reactors are under construction in 13 countries with the principal drivers of this expansion being China, India, South Korea and Russia which have a total of 40 reactors under construction. China, in particular, has a very aggressive new build program underway. By 2020, it is estimated that there will be 570 nuclear reactors in operation worldwide, supplying 518.5 gigawatts. This would represent an increase of over 30% in only 10 years, with 11 new countries joining the nuclear family.

World net electricity consumption is expected to increase by 77% by 2030, according to the International Energy Outlook 2009 (the "IEO 2009") reference case forecast. Total demand for electricity is projected to increase on average by 2.1% per year from 18.0 trillion kilowatt hours in 2006 to 31.8 trillion kilowatt hours in 2030. The IEO 2009 forecast assumes strong economic growth in non-Organization for Economic Co-operation and Development ("OECD") countries with GDP growth of 4.9% annually compared with 2.2% for OECD countries. As a result of higher fossil fuel prices, energy security concerns, improved reactor designs and environmental concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

Nuclear reactors are very capital intensive; therefore economics dictate that they need to be operated to the maximum as base-load power. As a consequence, demand for uranium is nearly non-elastic. UxCo has estimated in its "Uranium Market Outlook – Q1 2010", that uranium demand will grow from 185.0 million pounds of U_3O_8 in 2009 to 247.3 million pounds in 2020.

While long-term demand is steadily growing, short-term demand is affected in a large part by utilities' uncovered requirements. Utilities normally purchase the majority of their fuel requirements under long-term contracts. To the extent that they have uncovered demand in the near term, they will purchase on the spot market which in turn affects the spot price. Currently, there is relatively low uncovered demand, so utility buying is purely discretionary and price driven.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production over the last few years while others are in various stages of development. However, production still only accounts for approximately 70% of demand and many more mines are required to meet the increasing future demand and to replace mines that are being depleted.

UxCo has estimated in its "Uranium Market Outlook – Q1 2010" that existing mine production plus new planned and potential mine production will increase primary uranium supply from 131.8 million pounds in 2009 to 210.4 million pounds in 2020, falling short of expected demand of 247.3 million pounds per year. The principal driver for the increase in primary mine production is expected to be Kazakhstan, which is projected to nearly triple production between 2008 and 2020. However prices will need to increase appreciably to support the additional higher cost production required to meet these production forecasts.

Secondary Uranium Supply

Primary mine production currently supplies approximately 70% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, inventories held by governments and the downblending of highly-enriched uranium ("HEU") from nuclear weapons programs. By far, the most significant of the secondary supplies currently is the 18 to 24 million pounds per year being provided from the HEU downblending program. The HEU program is scheduled to terminate in 2013. The supply gap created by this termination will need to be made up from new primary mine production.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed. The disposition of government inventories held by the United States and Russia will have a market impact over the next 10 to 20 years; however, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term prices.

UxCo expects that secondary sources of supply will fall from 52 million pounds to 19 million pounds per year from now to 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities must secure their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for four to eight delivery years. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer's uranium reserves, record of performance and costs, all of which are important to the producer's or supplier's ability to fulfill long-term supply commitments. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.

Historically, spot prices are more volatile than long-term prices. Spot prices rose rapidly from a low of US$7.10 per pound U_3O_8 in December 2000 to a peak of US$136.00 per pound U_3O_8 in mid 2007 before declining and ending 2007 at US$95.00 per pound U_3O_8. Spot prices in 2008 and 2009 have been very volatile but have generally continued to decline. The low price for 2009 was US$40.00, reached in early April. Prices generally fluctuated during 2009, from the low US$40s to the low US$50s reaching US$41.75 at February 28, 2010.

The long-term price rose from just under US$11.00 per pound U_3O_8 at the end of 2002 to a peak of US$95.00 in May 2007 and remained at that level until mid-2008. Since then, it has steadily declined to US$62.00 at February 28, 2010. Long-term prices are driven more by production costs and the future supply-demand balance than by customer inventories. This is one of the reasons why a gap between long-term prices and spot prices exist.

UF_6 is a separate commodity from U_3O_8, although its price will be principally affected by the price of the U_3O_8 because U_3O_8 is converted to produce UF_6. Through conversion, 2.61285 pounds U_3O_8 will produce one KgU as UF_6. The value of UF_6 (the "UF_6 Value") is obtained by adding (i) the spot price of U_3O_8 multiplied by 2.61285 and (ii) the spot conversion price. The spot price of UF_6 (the "UF_6 Price") is published by UxCo and it may be higher or lower than the UF_6 Value depending on the variation in demand for its components. As at February 28, 2010, the UF_6 Price was US$0.84 below the UF_6 Value.

At February 28, 2010 prices of U_3O_8 and conversion, U_3O_8 constitutes over 95.0% of the UF_6 Value. Accordingly, any change in the UF_6 Price will largely be attributable to changes in the price of U_3O_8. UF_6 as a commodity may trade at a discount or a premium to the value of U_3O_8 plus conversion, depending on a variety of factors including demand for each of U_3O_8 and conversion.

Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles and the availability of increased or new production from other uranium producers. All of these factors will be influenced by the global financial crisis and the availability of financing for the construction of reactors and the exploration and development of new production.

Government Regulation

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")
The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation
The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally or beneficially by a company incorporated pursuant to Canadian laws.

Canadian Nuclear Safety and Control Act
In Canada, control of the use and export of uranium is governed by the *Nuclear Safety and Control Act (Canada)* (the "NSCA").

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Facilities, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws.

Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Canadian Uranium Export Regulation
The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licences and export permits, granted by the CNSC and the federal Department of Foreign Affairs and International Trade respectively, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation
Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the Atomic Energy Act of 1954, as amended, title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978. The NRC's primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licences (10 CFR Part 40). It also regulates the movement of nuclear materials within the United States (10 CFR Part 71) and the regulations governing the import and export of uranium (10 CFR Part 110).

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a licence application is governed by the National Environmental Policy Act ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action; additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Department of Homeland Security, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service, as well as State regulatory authorities.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

RISK FACTORS

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price will affect the NAV of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2009, and at February 28, 2010[(1)].

	December 31					February 28
	2005	2006	2007	2008	2009	2010
U_3O_8	\$36.25	\$72.00	\$90.00	\$53.00	\$44.50	\$41.75
UF_6	\$105.00	\$199.00	\$240.00	\$145.00	\$118.00	\$114.00

(1) As published by UxCo in U.S. dollars.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium future market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates
Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its common shares.

Risks Associated with the Facilities
Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at Facilities and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity
The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Participation Corp. may generate cash from either the lending or sale of uranium or the sale of additional equity securities. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity
Uranium Participation Corp. is not a mutual fund, and an investment in its common shares is not redeemable. Uranium Participation Corp.'s liquidity will rely principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value
The NAV reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, making it subject to income tax on its taxable income.

Market Price of Common Shares
It appears that the market price of the common shares is related to the NAV. Uranium Participation Corp. cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager
Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager
The Manager may terminate the Management Services Agreement after the Initial Term, as extended, in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest
Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending
The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change
Uranium Participation Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

General Economic Downturn
Increases in spot market volumes may continue to be impacted by the current global economic downturn causing downward pressure on the spot prices for uranium.

Decreased availability of credit for construction of new reactors and exploration as well as the amount of incremental supply of uranium made available to the market from remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of new production form other uranium producers are all influenced by the current global economic downturn resulting in part from the recent global financial crisis.

CAPITAL STRUCTURE AND DIVIDENDS

Common Shares
The authorized capital of Uranium Participation Corp. consists of an unlimited number of common shares, which are more particularly described below. As of February 28, 2010, Uranium Participation Corp. had an aggregate of 85,697,341 common shares issued and outstanding. As at the date of this AIF, Uranium Participation Corp. had an aggregate of 106,322,313 common shares issued and outstanding due to completion of the Scheme.

In addition, upon completion of the Scheme, the Corporation assumed the obligation to issue its common shares in satisfaction of the exercise of outstanding, fully-vested stock options to purchase 2,475,000 common shares of UL. These options have a price of GBP£2.05 per option and expire on July 21, 2011. Each option assumed is exercisable for 0.50 common share of the Corporation.

The by-laws of the Corporation provide that the rights, privileges, restrictions and conditions attaching to the common shares are as follows:

Notice of Meetings. Holders of common shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the common shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of any offerings of Uranium Participation Corp., which must be invested in uranium as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of offerings;

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the common shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the common shares; or

(v) consolidate or subdivide the common shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the common shares then outstanding.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of common shares are entitled to participate pro rata in the distribution of the proceeds from the sale of uranium and any other net assets of Uranium Participation Corp., subject to applicable laws.

Dividends
The Directors have adopted a policy of dedicating cash flow to reinvestment in the business and repayment of debt. Accordingly, no dividends have been declared to date.

MARKET FOR SECURITIES

Trading Price and Volume
The common shares are traded on the Toronto Stock Exchange under the symbol "U". The following table sets forth, for the months indicated, the high and low closing sale prices and trading volumes as reported on the Toronto Stock Exchange.

Month	Common Shares – U	
	Price Range $	Volume (thousands)
2009		
March	5.60 – 6.89	6,044
April	6.18 – 7.65	5,293
May	7.55 – 8.35	11,083
June	7.46 – 7.85	6,908
July	6.93 – 7.55	4,140
August	6.50 – 7.59	5,104
September	6.20 – 6.78	6.643
October	6.26 – 7.40	12,138
November	6.58 – 7.35	6,604
December	6.49 – 6.93	5,323
2010		
January	5.88 – 6.84	9,294
February	5.84 – 6.23	5,761

GOVERNANCE OF THE CORPORATION

Board of Directors and Officers
The Board is responsible for the governance and the oversight of the affairs of Uranium Participation Corp. The following table sets out the names and the municipality of residence of each of the directors and officers of Uranium Participation Corp., as of the date of this AIF, their respective positions and offices held with the Corporation and their principal occupations as of the date hereof. The following table also identifies the members of each committee of the Board of Directors.

Name and Province of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett [1,2,3,4] Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd. and President and Chief Executive Officer of Rodinia Oil Corp.
Jeff Kennedy [2] Toronto, Ontario	Director	Chief Financial Officer and Director, Equity Capital Markets and a director of Cormark Securities Inc. ("Cormark")
Garth A.C. MacRae [1,2,3,4,5] Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy [1,2,3,4,6] Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
Kelvin H. Williams [4,7] Capetown, South Africa	Director	Corporate Director
Ron F. Hochstein Coquitlam, British Columbia	President	President and Chief Executive Officer and Director of DMC and President of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of DMC and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Commercial	Vice President, Commercial of DMC and of the Manager
Sheila Colman Vancouver, British Columbia	Corporate Secretary	Canadian Counsel and Assistant Corporate Secretary of DMC and Assistant Corporate Secretary of the Manager
Curt D. Steel Sherman, Connecticut	Vice President, Marketing	Vice President, Marketing and Sales of DMC and Vice President, Marketing of the Manager

Notes:

(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Independent Review Committee
(4) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp., Manager and Management Services Agreement".
(5) Chair, Audit Committee
(6) Chairman of the Board
(7) Mr. Williams was appointed to the Board on March 30, 2010.

As of the date of this AIF, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 82,690 common shares, representing less than 1% of the issued and outstanding common shares.

Except as noted below, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

James R. Anderson
Mr. Anderson is the Chief Financial Officer of the Corporation and the Chief Financial Officer of the Manager. Upon the completion of the Denison Arrangement, Mr. Anderson became the Executive Vice-President and Chief Financial Officer of DMC. Prior to that, Mr. Anderson served as the Executive Vice President and Chief Financial Officer of the Manager from 2004 to 2006. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Paul J. Bennett
Mr. Bennett became a director in June 2005. Mr. Bennett is also a director and the President of UPAC. Mr. Bennett is the President and Chief Executive Officer of Energus Resources Ltd. and became the President and Chief Executive Officer of Rodinia Oil Corp. in August 2006. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline and is currently on the Board of Directors of Armistice Resources Corp. and Rodinia Oil Corp. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

Donald C. Campbell
Mr. Campbell is the Vice-President Commercial of the Corporation and the Vice-President, Commercial of the Manager. Upon completion of the Denison Arrangement, Mr. Campbell became the Vice-President, Commercial of DMC. Mr. Campbell served as the Vice President, Marketing and Special Projects for the Manager from 2004 to 2006. He held the position of Vice President, Marketing and Special Projects of Denison Energy Inc. from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 50 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Sheila Colman
Ms. Colman became the Corporate Secretary of the Corporation and the Assistant Corporate Secretary of the Manager in February 2010. Ms Colman was appointed Canadian Counsel and Assistant Corporate Secretary of DMC in February 2010. Ms. Colman first started with the Manager in 2004 as General Counsel and Corporate Secretary. Following the combination of the Manager and IUC, Ms. Colman continued her employment with DMC as Canadian Counsel and Corporate Secretary until 2007, when she left to spend time with her young family. Prior to joining the Manager in 2004, Ms. Colman was legal counsel to Labatt Brewing Company Limited. After being called to the Ontario Bar in 1995, Ms. Colman practiced corporate law at the firm of Blake, Cassels & Graydon LLP. Ms. Colman graduated from Queen's University with a B.A.(H) in 1990 and then received her LL.B. from Queen's University in 1993.

Ron F. Hochstein

Mr. Hochstein is the President of the Corporation and the Manager. In May 2009, Mr. Hochstein was appointed the President and Chief Executive Officer of DMC. Prior to this appointment, Mr. Hochstein was appointed President and Chief Operating Officer of DMC upon completion of the Denison Arrangement. Before then, he served as President and Chief Executive Officer of IUC, as DMC was named prior to the Denison Arrangement, starting in April 2000. Mr. Hochstein has been a director of DMC since April 2000. Mr. Hochstein is a Professional Engineer and holds an MBA from the University of British Columbia and a B.Sc. from the University of Alberta.

Jeff Kennedy

Mr. Kennedy has served as a director of the Corporation since March 2005. He is currently the Chief Financial Officer and a director of Cormark. Prior to this, Mr. Kennedy was the Chief Financial Officer of Loewen Ondaatje McCutcheon Limited until 1998. Mr. Kennedy was Chairman of the Capital Formula Subcommittee of the Investment Dealers Association of Canada (the "**Subcommittee**") from 1999 until 2003 and continues to be a member of the Subcommittee. Mr Kennedy is also a member of the Minimum Standards Committee of the Canadian Investor Protection Fund and has been in the investment business since 1987. Mr. Kennedy holds a B.Com. degree from McMaster University and has been a Chartered Accountant since 1983.

Garth A.C. MacRae

Mr. MacRae, a Chartered Accountant, became a director of the Corporation in 2005 and is Chair of the Audit Committee. He has served as a director of Dundee Corporation since 1991 and served as Vice Chairman from 1993 until 2004. Mr. MacRae currently serves as a director of Breakwater Resources Ltd., Dundee Corporation, Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, GeneNews Limited and Torque Energy Inc.

Richard H. McCoy

Mr. McCoy became a director of the Corporation in 2005 and is the Chairman of the Board. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Mr. McCoy currently serves as a director of Aberdeen Asia-Pacific Income Fund Ltd., Gerdau Ameristeel Corp., Jazz Air Holding GP Inc. and Pizza Pizza Royalty Income Fund.

Curt D. Steel

Mr. Steel became the Vice President, Marketing of the Corporation in June 2008 and is the Vice President, Marketing of the Manager and Vice President, Marketing and Sales of DMC. Prior to joining Denison, Mr. Steel was Senior Trader for NUKEM Inc. from 1998 to 2007.

Kelvin H. Williams

Mr. Williams became a director of the Corporation upon completion of the Scheme on March 30, 2010. Mr. Williams was previously employed by Anglo American Corporation starting in 1976. Mr. Williams was an executive director of AngloGold Ashanti Limited from its establishment in 1998 until May 2006 and was the chairman of its wholly-owned subsidiary, Nufcor SA. He was also a director of Nufcor International Limited, having resigned on December 31, 2007 upon taking up the chairmanship of UL until its acquisition. Mr. Williams was also a director of the World Gold Council.

Standing Committees of the Board

The Audit Committee

The Board has established an Audit Committee comprised of three of its directors, namely Messrs. Bennett, MacRae and McCoy, all of whom qualify as independent and financially literate as such terms are defined under Multilateral Instrument 52-110 - *Audit Committees* ("MI 52-110"). Being governed by National Instrument 81-106 – *Investment Fund Continuous Disclosure* ("NI 81-106"), the Corporation is not obligated to comply with MI 52-110. Nonetheless, the Board has chosen to follow the regulations as they apply to audit committees.

This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. The Board has adopted a charter of the audit committee (the "Charter") which sets out the audit committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule A to this AIF.

The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is comprised of four directors, being Messrs. Bennett, Kennedy, MacRae and McCoy. This Committee is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Compensation of the Board
Currently four members of the Board of Directors are independent. Each of the independent members of the Board of Directors is paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation includes a retainer of $25,000 per year for each director, plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. also reimburses the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors participate in the indemnification arrangements described under the Management Services Agreement.

The Independent Review Committee
The Corporation has established an Independent Review Committee (the "IRC") consisting of three of its qualified independent Board members. The members of the IRC are Messrs. Bennett, MacRae and McCoy. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107 - *Independent Review Committee* for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC prepares a report to shareholders on at least an annual basis. The reports are available on the Corporation's website at www.uraniumparticipation.com and are also available to shareholders at no cost by contacting the Corporation at scolman@denisonmines.com.

IRC members are entitled to a meeting fee of $1,000 for each IRC meeting attended outside normal Board meetings. All fees and expenses for the IRC are paid by the Corporation. The fees paid by the Corporation to the IRC members for the year ended February 28, 2010 were $9,000. The IRC became fully operational on November 1, 2007. Since November 1, 2007, the IRC has dealt with four conflict matters, relating to certain purchases of uranium by the Corporation, the acquisition of UL and the extension of the Management Services Agreement.

CONFLICTS OF INTEREST

Principal Holders of Securities
To the knowledge of the directors and executive officers of the Corporation, as of the date of this AIF, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

The Manager
The Manager does not have an ownership interest in the Corporation. All of the Corporation's Board members are independent of the Manager. As of the date hereof, the directors and officers of the Corporation in the aggregate own less than 1% of the outstanding capital of the Manager. As of the date hereof, the directors and officers of the Manager in the aggregate own less than 1% of the common shares of the Corporation.

The Manager is a wholly-owned subsidiary of DMC, a public company which has uranium production in the United States and Canada, and uranium exploration and development in Canada, the United States, Mongolia and Zambia. DMC is involved in the exploration, development, production and marketing of uranium through its 100% ownership of the White Mesa mill in Utah and its 22.5% interest in the McClean Lake joint venture in northern Saskatchewan. AREVA holds a 70% ownership interest in the McClean Lake joint venture.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

(i) limitations on the ability of the Manager to purchase uranium from or sell uranium to Related Parties (See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.");
(ii) the ability of the Manager to lend uranium is at the Board's discretion;
(iii) all board members are independent of the Manager;
(iv) restrictions on the business to be carried on by Uranium Participation Corp. (see "Business of Uranium Participation Corp."); and
(v) oversight by the IRC.

The Board
Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark has acted as lead underwriter on one public offering which the Corporation completed since February 28, 2009, being that offering described in the Corporation's prospectus dated and filed on SEDAR at www.sedar.com on May 20, 2009. As such, the Corporation paid the underwriters, including Cormark and others, an aggregate of approximately $4,144,000. Cormark also acted as financial advisor to the Corporation in connection with its acquisition of UL in March 2010.

The IRC
As of the date of this AIF, the percentage of common shares of the Corporation beneficially owned, directly or indirectly, in aggregate, by all members of the IRC did not exceed 1% of the outstanding common shares of the Corporation. As of the date of this AIF, the percentage of common shares of DMC, beneficially owned, directly or indirectly, in aggregate, by all members of the IRC was less than 1% of the outstanding common shares of DMC. As of the date of this AIF, no member of the IRC beneficially owned, directly or indirectly, any interest in a third party service provider to the Corporation or the Manager.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp.".

During the year ended February 28, 2010, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (in thousands of dollars):

Management Fees	$1,479
Equity Financing and Other Fees	250
Uranium Purchase Commissions	1,118
Shareholder Information and Other Compliance	28
General Office and Miscellaneous	7
TOTAL	$2,882

Reference is made to Note 5 of the Corporation's audited financial statements for the year ended February 28, 2010, a copy of which is available under the Corporation's profile on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to the Corporation.

MATERIAL CONTRACTS

Reference is made to the material contracts which have been filed by Uranium Participation Corp. with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com. Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Uranium Participation Corp. and that was entered into between March 2006 and February 28, 2010 or was entered into before those dates but is still in effect:

1. The Management Services Agreement, as amended. See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.".
2. Implementation Agreement between the Corporation and UL dated January 10, 2010. Pursuant to this agreement, the Corporation agreed to acquire all of the shares of UL in exchange for 0.50 of a common share of the Corporation for each UL share outstanding. The agreement detailed the manner in which the acquisition occurred and detailed each party's rights and obligations in the event the acquisition was unsuccessful.
3. Letter Agreement between the Corporation and QVT Financial LP ("QVT") dated January 10, 2010. Pursuant to this agreement, QVT set out the basis upon which it would support and accept the Corporation's offer to acquire its holdings of UL shares.
4. Director's Irrevocable Undertaking from Kelvin H. Williams to the Corporation dated January 7, 2010. Pursuant to this agreement, the chairman of UL, Mr. Williams, set out the basis upon which he would support the Corporation's offer to acquire UL shares.

Copies of these agreements are available on the SEDAR website at www.sedar.com or may be inspected at the Corporation's registered office upon reasonable request.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc. acts as the registrar and transfer agent for the common shares. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, and the phone number is 1-800-564-6253.

NAMES AND INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Toronto, Ontario, the Corporation's external auditors, have prepared the audit report on the audited comparative consolidated financial statements of the Corporation as at and for the years ended February 28, 2009 and February 28, 2010. PricewaterhouseCoopers LLP have confirmed to the Corporation that they are independent in accordance with the independence rules of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information regarding the Corporation is available on the SEDAR website at www.sedar.com. Additional information concerning the Corporation is provided in the Corporation's Management Report on Fund Performance and Financial Statements for the year ended February 28, 2010. You may obtain a copy of these documents by calling 416-979-1991 or from your dealer or by e-mail at info.uraniumparticipation@denisonmines.com.

The Corporation's Management Information Circular and such other information and documentation filed on SEDAR can be found at www.sedar.com or on the Corporation's website at www.uraniumparticipation.com. Copies of these documents may also be obtained by writing to:

Corporate Secretary
Uranium Participation Corporation
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2

Telephone: (416) 979-1991
Facsimile: (416) 979-5893
Email: info.uraniumparticipation@denisonmines.com

The Manager may be contacted at the following address:

Denison Mines Inc.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2
www.denisonmines.com

Telephone: (416) 979-1991
Facsimile: (416) 979-5893

Schedule A
Audit Committee Mandate

A. **Composition of the Committee**

(1) The Board shall appoint from among its members annually at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the "Committee") to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2) Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3) Each member of the Committee shall:

(a) be a member of the Board;

(b) not be an officer or employee of the Company or any of its affiliates;

(c) not be an officer or employee of the manager of the Company; and

(d) be an unrelated director as defined in the Toronto Stock Exchange (the "TSX") Corporate Governance Guidelines ("TSX Guidelines") as the same may be amended from time to time; and

(e) satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators ("MI 52-110") and any other applicable laws and regulations as the same may be amended from time to time.

(4) The Committee shall elect annually a chairperson from among its members.

B. **Purpose**

(1) The Committee's purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a) the integrity of the Company's financial statements, Management's Reports of Fund Performance ("MRFP") and other financial reporting;

(b) the integrity of the Company's internal control and management information systems;

(c) the Company's compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial disclosure;

(d) the auditor's qualifications and activities;

(e) communication among the auditor, management and the Board; and

(f) such other matters as are determined by the Board from time to time.

(2) In carrying out its oversight role, the Committee and the Board recognize that the Company's management is responsible for:

(a) implementing and maintaining internal controls and disclosure controls;

(b) the preparation, presentation and integrity of the Company's financial statements; and

(c) the appropriateness of the accounting principles and reporting policies that are used by the Company.

C. **Committee Resources**

(1) The Committee shall have direct channels of communication with the Company's auditor to discuss and review specific issues as appropriate.

(2) The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3) The Committee shall have unrestricted access to Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

D. **Committee Responsibilities**

(1) The responsibilities of the Committee shall be to:

(a) with respect to financial accounting matters:

(i) review with management and the external auditors the annual consolidated financial statements before making recommendations to the Board relating to approval of the statements;

(ii) review with management and the external auditors interim financial statements before making recommendations to the Board relating to approval of the statements;

(iii) review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; unaudited interim reports; quarterly portfolio disclosure, the Annual Information Form; Management Information Circular, MFRP, material change report and any press release announcing annual or interim financial results of operations. The review will be conducted to ensure that no statement is contained therein which is inconsistent with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv) satisfy itself that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than the Company's financial statements, MFRP and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v) prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company's accounting policies and financial statement presentation, including, without limitation, the following:

1. all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2. all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3. other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the

management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi) review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii) review new accounting principles of the Canadian Institute of Chartered Accountants which would have a significant impact on the Company's financial reporting as reported to the Committee by management;

(viii) review the status of material contingent liabilities as reported to the Committee by management;

(ix) review the status of income tax returns and potentially significant tax problems as reported to the Committee by management; and

(x) review any errors or omissions in the current or prior year's financial statements which appear material as reported to the Committee by management.

(b) with respect to the external auditors:

(i) be directly responsible for the appointment, retention, termination and oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii) approve, prior to the auditor's audit, the auditor's audit plan (including, without limitation, staffing), the scope of the auditor's review and all related fees; and

(iii) satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor's independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services.

(c) with respect to internal controls:

(i) review with management and the external auditors the quality and adequacy of the Company's internal accounting, financial disclosure and operations controls, including policies, procedures and systems to assess, monitor and manage business risks. In addition, the Committee will evaluate the appropriateness and timeliness of the disposition of any recommendations for improvements in internal controls and procedures;

(ii) obtain external auditors reports on significant findings and recommendations, together with management's responses; and

(iii) discuss with management, policies regarding risk assessment and risk management. While it is the responsibility of management to assess and manage the Company's exposure to risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Company's financial risk exposures and the steps that management has taken to monitor and control such exposures, recognizing that the Committee is not required to be the sole body responsible for risk assessment and management.

(d) with respect to general audit matters:

(i) inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii) review with management and the external auditors any material frauds reported to the Audit Committee;

(iii) review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv) report and make recommendations to the Board as the Committee considers appropriate.

(2) In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit.

(3) Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E. **Meetings**

(1) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than seven (7) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the *Ontario Business Corporations Act.*

(2) As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

(3) A majority of the Committee shall constitute a quorum.

F. **Evaluation of Mandate**

On at least an annual basis, the Committee shall review and assess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors.

URANIUM PARTICIPATION CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2010

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

Uranium Participation Corporation's ("Company" or "Uranium Corp") management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Audit Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.

(Signed) "Ron Hochstein"

Ron Hochstein
President

(Signed) "James R. Anderson"

James R. Anderson
Chief Financial Officer

April 22, 2010

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation as at February 28, 2010 and 2009, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 28, 2010 and 2009 and the consolidated statement of investment portfolio as at February 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 22, 2010

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF NET ASSETS
AS AT FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars, except per share amounts)	2010	2009
Assets		
Investments at market value	$479,142	$549,128
(at cost: 2010-$609,448; 2009-$534,031)		
Cash and cash equivalents	22,673	1,057
Sundry receivables and other assets	1,098	878
Future income taxes (note 3)	13,131	13,084
	$516,044	$564,147
Liabilities		
Accounts payable and accrued liabilities	1,242	1,399
Income taxes payable	159	108
Future income taxes (note 3)	5,051	21,243
Net assets	$509,592	$541,397
Net assets represented by		
Common shares (note 4)	$653,841	$553,576
Contributed surplus (note 4)	2,481	2,481
Deficit	(146,730)	(14,660)
	$509,592	$541,397
Common shares		
Issued and outstanding (note 4)	85,697,341	72,328,591
Net asset value per common share		
Basic and diluted	$ 5.95	$ 7.49

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

Signed "Richard H. McCoy"

Richard H. McCoy
Director

Signed "Garth A. C. MacRae"

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars)	2010	2009
Income		
Interest	$ 63	$ 169
Income from investment lending (note 6)	3,125	4,581
Unrealized losses on investments	(145,403)	(131,753)
	(142,215)	(127,003)
Operating expenses		
Transaction fees (note 5)	1,320	1,290
Management fees (note 5)	1,479	1,560
Storage fees	1,787	1,350
Audit fees	50	78
Directors fees	125	96
Independent review committee fees and expenses	9	6
Legal and other professional fees	24	25
Shareholder information and other compliance	155	220
General office and miscellaneous	302	354
Foreign exchange loss (gain)	(575)	952
	4,676	5,931
Decrease in net assets from operations before taxes	(146,891)	(132,934)
Income tax recovery (note 3)	(14,821)	(19,417)
Decrease in net assets from operations after taxes	(132,070)	(113,517)
Opening retained earnings (deficit)	(14,660)	98,857
Closing deficit	(146,730)	(14,660)
Decrease in net assets from operations after taxes per common share		
Basic and diluted	$ (1.60)	$ (1.58)
Weighted average common shares outstanding		
Basic and diluted	82,355,154	72,020,143

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Corp was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106-*Investment Fund Continuous Disclosure*. Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexaflouride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited ("UPCL"). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC ("UxCo") prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

New Accounting Standards

Uranium Corp adopted the following new Canadian Institute of Chartered Accountants ("CICA") Handbook accounting standards effective March 1, 2009:

(a) Section 3855 "Financial Instruments" was amended to clarify when an embedded prepayment option is separated from its host debt instrument for account purposes. Adoption of this standard did not have any material effect on the consolidated financial statements.

(b) Section 3862 "Financial Instruments – Disclosures" was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Adoption of this standard did not have any material effect on the consolidated financial statements.

Uranium Corp will adopt the following new CICA Handbook accounting standards effective March 1, 2010:

(a) Section 1582 "Business Combinations" replaces Sections 1581 "Business Combinations" which provides the Canadian equivalent to International Financial Reporting Standard ("IFRS") IFRS 3 "Business Combinations". Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests" replaces Section 1600 "Consolidated Financial Statements" and establishes standards for the preparation of consolidated financial statements. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. Sections 1601 and 1602 are required for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company does not expect the adoption of these new standards to have a significant impact on the consolidated financial statements.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp is not a mutual fund trust, making it subject to income tax on its taxable income. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. A reconciliation of the combined Canadian federal and Ontario provincial income tax rate to Uranium Corp's effective rate of income tax for the years ended February 28, 2010 and 2009 is as follows:

(in thousands)	2010	2009
Increase (decrease) in net assets from operations before income taxes	$(146,891)	$(132,934)
Combined federal and Ontario provincial income tax rate	32.83%	33.42%
Computed income tax expense (recovery)	(48,224)	(44,427)
Difference in current tax rates applicable in other jurisdictions	26,840	20,814
Difference between future and current tax rates	2,553	3,206
Foreign exchange on future tax balances	1,672	(738)
Change in valuation allowance	576	1,702
Impact of legislative changes	1,542	–
Taxable permanent differences	–	410
Other	220	(384)
Income tax recovery	$(14,821)	$(19,417)
Income tax recovery comprised of:		
Current tax expense	$ 53	$ 65
Future tax recovery	(14,874)	(19,482)
	$(14,821)	$(19,417)

The components of the Company's future tax balances at February 28, 2010 and 2009 are as follows:

(in thousands)	2010	2009
Future tax assets:		
Tax benefit of share issue costs	$ 2,592	$ 3,511
Tax benefit of loss carryforwards	7,270	6,304
Unrealized loss on investments	5,547	4,971
	15,409	14,786
Valuation allowance	(2,278)	(1,702)
Future tax assets	$ 13,131	$ 13,084
Future tax liabilities:		
Unrealized gain on investments	$ 6,005	$ 22,203
Tax benefit of loss carryforwards	(954)	(960)
Future tax liabilities	$ 5,051	$ 21,243

At February 28, 2010, Uranium Corp has unused tax losses in Canada of $32,895,000 which are scheduled to expire between 2026 and 2030.

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value. A continuity schedule of the issued and outstanding common shares and the associated dollar amounts is as follows:

(in thousands except common share balances)	Number of Common Shares	Amount
Balance at February 29, 2008	64,991,841	$481,203
Common share financings		
Gross proceeds on new issues	7,331,250	74,779
Issue costs	–	(3,489)
Tax effect of issue costs	–	1,013
Warrant activity		
Gross proceeds from exercises	5,500	66
Fair value of exercises	–	4
Balance at February 28, 2009	72,328,591	$553,576
Common share financings		
Gross proceeds on new issues	13,368,750	103,608
Issue costs	–	(4,708)
Tax effect of issue costs	–	1,365
Balance at February 28, 2010	85,697,341	$653,841

Common share financings

In May 2009, Uranium Corp issued 13,368,750 shares by way of a public offering priced at $7.75 per share for total gross proceeds of $103,608,000.

In March 2008, Uranium Corp issued 7,331,250 shares by way of a public offering priced at $10.20 per share for total gross proceeds of $74,779,000.

Warrants

A continuity schedule of the issued and outstanding warrants and the associated dollar amounts is as follows:

(in thousands except warrant balances)	Number of Warrants	Amount
Balance at February 29, 2008	2,828,799	$ 2,455
Warrants exercised	(5,500)	(4)
Warrants expired	(2,823,299)	(2,451)
Balance at February 28, 2009 and 2010	–	$ –

Each whole warrant issued as part of the September 2006 equity unit financing had an expiry date of September 15, 2008 and was convertible into one common share at an exercise price of $12.00.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In March 2010, the initial term of the management services agreement was extended to March 30, 2013, following which, the agreement may be terminated by either party upon the provision of 180 days written notice.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion and enrichment facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager for the years ended February 28, 2010 and 2009:

(in thousands)	2010	2009
Fees incurred with the Manager:		
Management fees	$ 1,479	$ 1,560
Equity financing and other fees [(1)]	250	200
Uranium purchase commissions	1,118	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	7	3
Total fees incurred with the Manager	$ 2,882	$ 3,046

(1) Equity financing fees of $200,000 incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2010, accounts payable and accrued liabilities included $103,000 (February 28, 2009: $127,000) due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

Uranium Corp entered into a loan agreement to lend 500,000 KgU as UF_6 effective January 1, 2007. The UF_6 loaned was subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral was held in the form of an irrevocable letter of credit from a major financial instituition, that was subject to adjustment on an annual basis. The agreement expired on December 31, 2009 with the UF_6 returned on that date.

The Company entered into a loan of the conversion component of 1,332,230 KgU as UF_6 in December 2009. The conversion component has a market value of $8,063,000 and is subject to a loan fee of 4.5% per annum based on the greater of the adjusted monthly value and US$15,654,000. To facilitate the loan of the conversion component, 1,332,230 KgU as UF_6 was transferred to the borrower with 3,480,944 pounds of U_3O_8 transferred to Uranium Corp and an irrevocable letter of credit of $16,526,000 from a major financial institution received as collateral. This agreement is due to expire in December 2012.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of share capital and contributed surplus. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. Uranium purchases are normally funded through common share offerings with at least 85% of the gross proceeds of aggregate share offerings invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

At February 28, 2010, the Company has invested 89.9% of aggregate share offerings in uranium, and has no outstanding borrowing arrangements for the purchase of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to some financial instrument risks: credit risk, liquidity risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its lending arrangements related to its uranium holdings. The Company enters into lending arrangements exclusively with large organizations with strong credit ratings and ensures that adequate security is provided for any material loaned (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. Uranium Corp may generate cash from the lending or sale of uranium, or the sale of additional equity securities. The Company's current cash balance and income from the lending of uranium is currently sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated cash and cash equivalents, receivables, and accounts payables.

Currently, Uranium Corp does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

8. SUBSEQUENT EVENTS

On March 30, 2010, Uranium Corp completed the acquisition of Uranium Limited ("UL") pursuant to a scheme of arrangement under the laws of Guernsey. Under the terms of the transaction, Uranium Corp acquired all of the issued and outstanding shares of UL in a share exchange at a ratio of 0.5 common shares of Uranium Corp for each common share of UL. Upon the close of the acquisition, 20,624,672 common shares of Uranium Corp were issued to UL shareholders, representing 19.4% of the total issued and outstanding common shares of Uranium Corp. Uranium Corp also assumed outstanding, fully-vested stock options to purchase 2,475,000 common shares of UL at a strike price of GBP£2.05 per option with an expiry date of July 21, 2011. Each option assumed is exercisable for 0.50 shares of Uranium Corp.

Uranium Participation Corporation



Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of shareholders of Uranium Participation Corporation ("**UPC**") will be held at TMX Broadcast Centre, 130 King Street West, Toronto, Ontario on Tuesday, the 16th day of March, 2010 at 10:30 a.m. (Eastern Time) for the following purposes:

(a) to consider and, if deemed advisable to pass a resolution authorizing UPC to issue common shares on the acquisition by UPC of all of the issued and to be issued ordinary shares of Uranium Limited ("**UL**") by way of a scheme of arrangement under the laws of Guernsey, as more particularly described in the accompanying management information circular (the "**Transaction**"); and

(b) to transact such other business as may properly come before the Meeting.

The nature of the business to be transacted at the Meeting and specific details regarding the Transaction, including a detailed summary of the definitive Implementation Agreement, are described in the accompanying management information circular.

The Board of Directors of UPC have fixed the close of business on February 9, 2010 as the record date for determining shareholders who are entitled to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to be present at the Meeting must, in order for their proxy to be valid and for their votes to be counted, date, execute and return the accompanying form of proxy to Uranium Participation Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 (Attn: Proxy Department) by no later than 10:30 a.m. (Eastern Time) on March 12, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting. The chairman of the Meeting has the discretion, without notice, to accept proxies that are deposited after that time.

Dated at Toronto, Ontario, this 9th day of February, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Ron F. Hochstein*

Ron F. Hochstein
President

Uranium Participation Corporation



NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO THE SPECIAL MEETING OF THE SHAREHOLDERS OF URANIUM PARTICIPATION CORPORATION TO BE HELD ON TUESDAY, MARCH 16, 2010

February 9, 2010

Uranium Participation Corporation



Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of shareholders of Uranium Participation Corporation ("**UPC**") will be held at TMX Broadcast Centre, 130 King Street West, Toronto, Ontario on Tuesday, the 16th day of March, 2010 at 10:30 a.m. (Eastern Time) for the following purposes:

(a) to consider and, if deemed advisable to pass a resolution authorizing UPC to issue common shares on the acquisition by UPC of all of the issued and to be issued ordinary shares of Uranium Limited ("**UL**") by way of a scheme of arrangement under the laws of Guernsey, as more particularly described in the accompanying management information circular (the "**Transaction**"); and

(b) to transact such other business as may properly come before the Meeting.

The nature of the business to be transacted at the Meeting and specific details regarding the Transaction, including a detailed summary of the definitive Implementation Agreement, are described in the accompanying management information circular.

The Board of Directors of UPC have fixed the close of business on February 9, 2010 as the record date for determining shareholders who are entitled to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to be present at the Meeting must, in order for their proxy to be valid and for their votes to be counted, date, execute and return the accompanying form of proxy to Uranium Participation Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 (Attn: Proxy Department) by no later than 10:30 a.m. (Eastern Time) on March 12, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting. The chairman of the Meeting has the discretion, without notice, to accept proxies that are deposited after that time.

Dated at Toronto, Ontario, this 9th day of February, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Ron F. Hochstein*

Ron F. Hochstein
President

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS

This management information circular (the "**Information Circular**") and the documents incorporated by reference herein contain certain forward looking-statements and information relating to the business and affairs of Uranium Participation Corporation ("**UPC**") and Uranium Limited ("**UL**") that are based on the beliefs of their respective managements and boards, as well as assumptions made by and information currently available to UPC and UL, as applicable. When used in this document, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, as they relate to UPC, UL or their management, are intended to identify forward-looking statements. Such statements reflect the current views of UPC and UL, as applicable, with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of UPC or UL, as applicable, to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Important factors are identified in this Information Circular under the heading, "The Transaction" and "Information Concerning UL". Other factors include, among others both referenced and not referenced in this Information Circular, changes in general economic conditions and changes in business strategy. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and neither UPC nor UL intend, and do not assume any obligation, to update these forward-looking statements.

Please see the sections entitled "UPC Following the Transaction" for certain considerations relevant to the approval of the issuance of New UPC Shares on the completion of the Transaction and the transactions contemplated in connection therewith.

No person is authorized to give any information or to make any representation not contained in this Information Circular, and, if given or made, such information or representation should not be relied upon as having been authorized.

Except as otherwise indicated, the information concerning UL contained in this Information Circular has been provided by UL or taken from or based upon publicly available documents and records on file with securities regulatory authorities and other public sources. Although UPC has no knowledge that would indicate that any statements contained herein concerning UL taken from or based upon such documents and records are untrue or incomplete, neither UPC nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to UPC. UPC has no means of verifying the accuracy or completeness of any of the information contained herein relating to the UL that has been provided by UL or that has been derived from UL's publicly available documents or records or whether there has been any failure by UL to disclose events that may have occurred or may affect the significance or accuracy of any information.

NOTICE TO UNITED KINGDOM SHAREHOLDERS

The following information has been included in the Information Circular for the purposes of complying with the relevant provisions of the UK Takeover Code.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of UL or of UPC, all "dealings" in any "relevant securities" of UL or of UPC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of UL or of UPC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of UL or of UPC by UPC or UL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following tables sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars and Pounds Sterling, as applicable, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such period.

	1 Month Ended January 31, 2010	Year Ended December 31,		
		2009	2008	2007
Rate at end of period	$0.9390	$0.9555	$0.8166	$1.0120
Average rate during period	$0.9588	$0.8757	$0.9381	$0.9304
Highest rate during period	$0.9755	$0.7716	$1.0289	$1.0905
Lowest rate during period	$0.9384	$0.7692	$0.7711	$0.8437

The Bank of Canada noon rate on February 8, 2010 was $1.00 = US$0.9353.

	1 Month Ended January 31, 2010	Year Ended December 31,		
		2009	2008	2007
Rate at end of period	£0.5865	£0.5911	£0.5588	£0.5102
Average rate during period	£0.5932	£0.5617	£0.5098	£0.4654
Highest rate during period	£0.6072	£0.6109	£0.5686	£0.5186
Lowest rate during period	£0.5791	£0.5222	£0.4853	£0.4264

The Bank of Canada noon rate on February 8, 2010 was $1.00 = £0.5977.

SUMMARY

The following is a summary of certain information relating to the Transaction contained in this Information Circular. This summary is provided for convenience of reference and is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Meeting and this Information Circular, including the Appendices, which are incorporated into and form an integral part of this Information Circular.

Terms with initial capital letters in this Summary are defined in the Glossary of Terms beginning on page 8. Unless otherwise noted, all dollar amounts in this Information Circular are expressed in Canadian dollars.

THE MEETING

Date, Place and Purpose of the Meeting

The Meeting will be held in at TMX Broadcast Centre, 130 King Street West, Toronto, Ontario on Tuesday, March 16, 2010 at 10:30 a.m. (Eastern Time) to consider the issuance of New UPC Shares on the acquisition by UPC of all of the issued and to be issued UL Shares by way of a scheme of arrangement under the laws of Guernsey, and, if thought advisable, to approve the Transaction by passing the UPC Resolutions.

For the Transaction to proceed, the UPC Resolutions (a copy of which is attached to this Information Circular as Appendix A) must be approved by a majority of the votes cast in person or by proxy at the Meeting by UPC Shareholders.

Meeting Record Date

UPC has fixed February 9, 2010 as the record date for determining the UPC Shareholders entitled to receive notice of and vote at the Meeting.

THE TRANSACTION

General

On January 10, 2010, UPC and UL entered into the Implementation Agreement providing for, among other things, the acquisition by UPC of all of the issued and to be issued UL Shares by way of a scheme of arrangement of UL under Part VIII of the Companies Law (the "**Scheme**").

The Scheme is subject to the Conditions and further terms set out in the Scheme Document. If the Scheme becomes effective, UL will become a wholly-owned Subsidiary of UPC. If all required approvals are received and the Transaction is completed:

- Each UL Shareholder will received 0.50 of a New UPC Share for each UL Share held by such UL Shareholder at the Effective Date.
- No fractions of a New UPC Share will be issued.
- Any UL Shares issued to holders of UL Options on the exercise of such options after the Effective Date (and in some cases earlier) will not be included in the Scheme and therefore such holders of UL Options will not be bound by the Scheme. The amendments to the UL Articles to be proposed at the UL General Meeting will provide that any person acquiring UL Shares after the Effective Date (and in some cases earlier) will be required to transfer them to

UL on the basis that they will receive the same number of New UPC Shares to which they would have been entitled had they held UL Shares that were subject to the Scheme, subject to no fractions of a New UPC Share being issued.

It is expected that the Scheme will become effective by close of business in the United Kingdom on March 30, 2010. The Scheme is subject to satisfaction or waiver of the Conditions, including the approval of UL Shareholders by the passing of a resolution approved by a majority in number of the UL Shareholders voting at the UL General Meeting, representing at least 75% of the value of the UL Shares voting at the UL General Meeting. Following the UL Meetings, the Scheme must be sanctioned by the Court and will only become effective upon delivery to the Registrar of Companies of a copy of the order sanctioning the Scheme.

The Implementation Agreement

UL and UPC entered into the Implementation Agreement on January 10, 2010, which provides for the acquisition by UPC of the entire issued and to be issued share capital of UL by way of the Scheme.

The Transaction is conditional on the Scheme becoming unconditional and effective no later than May 10, 2010, or such other date as UL and UPC may agree and the Court may allow. The Scheme is subject to the following Conditions:

- the approval of the Scheme by a majority in number of the UL Shareholders voting at the UL General Meeting and representing 75% or more in value of the UL Shareholders present and voting, either in person or by proxy, at the UL Court Meeting;
- the approval of the UL Resolutions by the requisite majority at the UL General Meeting;
- the Court Order having been obtained and a copy being delivered for registration to the Registrar of Companies;
- the approval of the UPC Resolutions by a simple majority at the Meeting; and
- permission being granted for the New UPC Shares to be listed and posted for trading on the TSX.

The Implementation Agreement also includes certain covenants, conditions, indemnities and other provisions that are customary for a transaction of this nature. Further conditions to the Transaction are contained in the Rule 2.5 Announcement in respect of the Transaction filed under the laws of the United Kingdom, a copy of which is attached to the press release of UPC filed on January 11, 2010 announcing the signing of the Implementation Agreement.

The Effective Date of the Scheme is expected to be March 30, 2010, or such other date as the parties may agree.

See "The Transaction – The Implementation Agreement" and "The Transaction – Rule 2.5 Announcement".

UPC Following The Transaction

Upon completion of the Transaction, UL will be a wholly-owned Subsidiary of UPC. UPC will hold uranium consisting of 7,250,000 pounds of U_3O_8 and 2,374,230 kgU as UF_6. Denison Mines Inc., the manager of UPC, will be appointed the manager of UL. In addition, Kelvin Williams, the Non-Executive Chairman of UL will join the UPC board of directors.

RECOMMENDATION

Benefits of the Transaction

The Directors of UPC have determined that the Transaction is in the interests of UPC and its shareholders for the following reasons:

- it allows UPC to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- it provides current UPC shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of UPC will lead to improved trading liquidity for UPC Shareholders.

Recommendation Of The UPC Board

The UPC Board has concluded that the Transaction is in the interests of UPC and the UPC Shareholders. **The UPC Board recommends that the UPC Shareholders vote in favour of the UPC Resolutions.**

GLOSSARY OF TERMS

In this Information Circular, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

"**Acquisition Proposal**" means any proposal or offer, oral or written, relating to any of the following, other than the Scheme, (i) any merger, amalgamation, arrangement, share exchange, takeover bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving UL, (ii) any acquisition of assets representing 20% or more of the book value (on a consolidated basis) of the assets of UL (or any lease, long-term supply agreement, loan, exchange, mortgage, pledge or other transaction having a similar economic effect) in a single transaction or a series of related transactions, (iii) any acquisition of beneficial ownership of 20% or more of the shares of UL, directly or through the acquisition of UL in a single transaction or a series of related transactions, (iv) any acquisition by UL of any assets or capital stock or other securities of another Person (other than acquisitions of capital stock or assets of any other Person that are not, individually or in the aggregate, material to UL taken as a whole), (v) any transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Implementation Agreement, or (vi) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing.

"**Act**" means the *Business Corporations Act* (Ontario), as it may be amended, superseded or replaced from time to time.

"**AIM**" means the Alternative Investment Market of the London Stock Exchange.

"**Appropriate Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Government Entities, regulatory agencies or self-regulatory organizations that are required in connection with the transactions contemplated by the Implementation Agreement.

"**Authorisations**" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals.

"**Business Day**" means a day (excluding Saturdays, Sundays and public holidays in the City of London, United Kingdom, the Island of Guernsey and Toronto, Canada) on which banks generally are open for business.

"**Code**" means the US Internal Revenue Code of 1986, as amended.

"**Companies Law**" means the Companies (Guernsey) Law, 2008 (as amended) of the Island of Guernsey.

"**Conditions**" means the conditions to implementation of the Scheme and the Transaction set out in Schedule II of the Rule 2.5 Announcement, the Scheme Document and the Implementation Agreement and "**Condition**" means any of them.

"**Cormark**" means Cormark Securities Inc., financial advisor to UPC.

"**Court**" means Royal Court of Guernsey (sitting as an Ordinary Court).

"**Court Hearing**" means the hearing by the Court of the petition to sanction the Scheme.

"**Court Order**" the order(s) of the Court.

"**Effective Date**" means the date on which the Scheme becomes effective in accordance with its terms, which is currently expected to be March 30, 2010.

"**GAAP**" means Canadian generally accepted accounting principles.

"**Governmental Entity**" means any (i) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or court, including for the avoidance of doubt the European Union, (ii) stock exchange or stock market, including the TSX, the London Stock Exchange and AIM, (iii) tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (iv) subdivision, minister, official, agent, commission, board, or authority of any of the foregoing, or (v) quasi-governmental or other body exercising any regulatory, expropriation, taxing or other authority under or for the account of any of the foregoing.

"**IFRS**" means the international financial reporting standards and interpretations adopted by the International Accounting Standards Board.

"**Implementation Agreement**" means the Implementation Agreement dated January 10, 2010 between UPC and UL, as may be amended from time to time.

"**Inducement Fee**" means £842,855, the amount to be paid to UPC by UL in certain circumstances.

"**Law**" means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body (including the TSX, the London Stock Exchange, AIM and/or the Takeover Panel) or self-regulatory authority, and the term "applicable" with respect to such Law and in a context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"**NAV**" means net asset value.

"**New UPC Shares**" means the UPC Shares proposed to be issued by UPC as fully paid and non-assessable shares as consideration under the Scheme.

"**Notice of Meeting**" means the notice to the UPC Shareholders accompanying this Information Circular.

"**Panel**" means the United Kingdom Panel on Takeovers and Mergers.

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, First Nation, syndicate or other entity, whether or not having legal status.

"**Registrar of Companies**" means the Registrar of Companies in Island of Guernsey.

"**Rule 2.5**" means Rule 2.5 under the UK Takeover Code.

"**Rule 2.5 Announcement**" means the announcement of the Transaction as required by Rule 2.5.

"**Rule 3**" means Rule 3 under the UK Takeover Code.

"**Rule 8**" means Rule 8 under the UK Takeover Code.

"**Rule 9**" means Rule 9 under the UK Takeover Code.

"**Scheme**" means the proposed scheme of arrangement under Part VIII of the Companies Law between UL and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by UL and UPC.

"**Scheme Document**" means the circular to be addressed to, amongst others, UL Shareholders together with, among other things, the Scheme and notices of the UL Meetings.

"**Scheme Order**" means the order of the Court sanctioning the Scheme under section Part VIII of the Companies Law.

"**Scheme Shareholders**" means the holders of Scheme Shares.

"**Scheme Shares**" means the UL Shares subject to the Scheme.

"**Securities Legislation**" means the *Securities Act* (Ontario) and the equivalent Law in the other provinces of Canada and the United Kingdom, and the published instruments and rules of any Governmental Entity administering those statutes, as well as the rules, regulations, by-laws and policies of the TSX and AIM.

"**SEDAR**" means the Systems for Electronic Document Analysis and Retrieval.

"**Subsidiary**" means a "subsidiary" as defined by the Act.

"**Superior Proposal**" a bona fide Acquisition Proposal, by any third Person directly or indirectly that the board of directors of UL determines in good faith (which determination, with respect to item (iii) below, has been confirmed by UL's Rule 3 advisor), in consultation with its financial and legal advisors:

(i) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such offer or proposal and the Person making such proposal;

(ii) is not subject to any financing condition of a type or nature that the Transaction is not subject to; and

(iii) would, if consummated in accordance with its terms, be more favourable to the UL Shareholders than the Transaction, as it may be amended.

"**Termination Date**" means May 10, 2010 or such later date as may be agreed to in writing by UL and UPC.

"**Transaction**" means the acquisition by UPC of all of the issued and to be issued UL Shares pursuant to the Scheme under the laws of the Island of Guernsey.

"**TSX**" means the Toronto Stock Exchange.

"**UK Takeover Code**" means the UK Takeover Code on Takeovers and Mergers of the United Kingdom.

"**UL**" means Uranium Limited, a company incorporated under the laws of the Island of Guernsey.

"**UL Articles**" means the articles of incorporation of UL.

"**UL Court Meeting**" means the meeting of the holders of Scheme Shares convened by order of the Court under section 107 of the Companies Law to consider and, if thought fit, approve the Scheme, including any adjournment thereof.

"**UL General Meeting**" means the general meeting of UL Shareholders to be held on March 9, 2010 to consider the UL Resolutions, including any adjournment thereof, notice of which is set out in the Scheme Document.

"**UL Meetings**" means the UL Court Meeting and the UL General Meeting (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the UL Resolutions.

"**UL Options**" means all options to acquire UL Shares granted pursuant to an agreement dated July 18, 2006 between UL and Nufcor International Limited.

"**UL Resolutions**" means the resolutions of the UL Shareholders approving the Scheme and all related matters.

"**UL Shareholder**" means a holder of UL Shares shown from time to time in the register maintained by or on behalf of UL in respect of UL Shares.

"**UL Shares**" means the ordinary shares in the capital of UL of US$0.01 each (other than treasury shares).

"**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland.

"**UPC Group**" means UPC and its Subsidiaries and subsidiary undertakings.

"**UPC Resolutions**" means the resolutions in the form attached as Appendix A.

"**UPC Shares**" means the common shares without par value in the capital of UPC.

"**UPC Shareholder**" means the holders of UPC Shares.

GENERAL INFORMATION RESPECTING THE MEETING

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of UPC for use at the Meeting of the UPC Shareholders to be held on Tuesday, the 16th day of March, 2010 and any adjournment thereof, **at the time and place and for the purposes set forth in the accompanying Notice of Meeting.** While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors and officers of UPC. All costs of this solicitation will be borne by UPC.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "**Proxy**") are directors or officers of UPC. **A UPC SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE UPC SHAREHOLDER AND ON THE UPC SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S OR CORPORATION'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. ("**Computershare**"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, **by 10:30 a.m. (Eastern Time) on March 12, 2010**. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-888-453-0330
By Email:	service@computershare.com

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered owners of UPC Shares. If you are a non-registered owner and UPC or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, UPC (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The information set forth in this section is of significant importance to many UPC Shareholders, as a substantial number of UPC Shareholders do not hold UPC Shares in their own name. UPC Shareholders who do not hold UPC Shares in their own name, referred to in this Information Circular as non-registered holders, should note that only proxies deposited by UPC Shareholders whose names appear on the records of UPC as the registered holders of UPC Shares can be recognized and acted upon at the Meeting. However, in many cases, UPC Shares beneficially owned by a non-registered holder are either:

(a) in the name of an intermediary that the non-registered holder deals with in respect of the UPC Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS") of which the intermediary is a participant.

In accordance with Canadian securities Law, UPC has distributed copies of the Notice of Meeting and Information Circular and the form of proxy to CDS and intermediaries for onward distribution to those non-registered holders to whom UPC has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service corporation (such as Broadridge Investor Communications) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the UPC Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

OR

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of UPC Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of UPC, at the Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, **at any time up to and including the last business day preceding the day of the Meeting or any adjournment** of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the common shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the common shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the UPC Shareholder, such UPC Shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of UPC knows of no such amendment, variation or other matter that may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, UPC has issued and outstanding 85,697,341 fully paid and non-assessable UPC Shares. Holders of the outstanding UPC Shares whose names are entered on the register of shareholders of UPC at the close of business on February 9, 2010, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such persons will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each UPC Share held on that date.

To the knowledge of the directors and executive officers of UPC, and based upon UPC's review of the records maintained by Computershare, electronic filings with SEDAR and insider reports filed with the System for Electronic Disclosure by Insiders ("**SEDI**") as of February 9, 2010, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of UPC carrying more than 10% of the voting rights attached to any class of voting securities of UPC is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wellington Management Company, LLP	11,997,627	14.00%

(1) This number was obtained from a Rule 8.3 announcement filed by Wellington Management Company, LLP dated February 3, 2010 and has not been verified by UPC.

THE TRANSACTION

OVERVIEW OF THE TRANSACTION

On January 10, 2010, UPC and UL entered into the Implementation Agreement providing for, among other things, the acquisition by UPC of all of the issued and to be issued UL Shares by way of a scheme of arrangement under Part VIII of the Companies Law.

The Scheme is subject to the Conditions and further terms set out in the Scheme Document. If the Scheme becomes effective, UL will become a wholly-owned Subsidiary of UPC. If all required approvals are received and the Transaction is completed:

- Each UL Shareholder will receive 0.50 New UPC Shares for each UL Share held by such UL Shareholder at the Effective Date.

- No fractions of a New UPC Share will be issued.

- Any UL Shares issued to holders of UL Options on the exercise of such options after the Effective Date (and in some cases earlier) will not be included in the Scheme and therefore such holders of UL Options will not be bound by the Scheme. The amendments to the UL Articles to be proposed at the UL General Meeting will provide that any person acquiring UL Shares after the Effective Date (and in some cases earlier) will be required to transfer them to UL on the basis that they will receive the same number of New UPC Shares to which they would have been entitled had they held UL Shares that were subject to the Scheme, subject to no fractions of a New UPC Share being issued.

It is expected that the Scheme will become effective by the close of business on March 30, 2010.

The Scheme is subject to satisfaction or waiver of the Conditions, including the approval of UL Shareholders by passing of a resolution approved by a majority in number present and voting, in person or by proxy, at the UL Court Meeting and representing at least 75% of the value of the UL Shares held by them. Following the UL Meetings, the Scheme must be sanctioned by the Court and will only become effective upon delivery to the Registrar of Companies of a copy of the order sanctioning the Scheme. The votes of the UL Shareholders present and voting, in person or by proxy, at the UL General Meeting representing at least 75% of the value of the UL Shares are required to amend the UL Articles.

In addition, the issuance of the New UPC Shares must be approved at the Meeting.

In connection with the completion of the Scheme, UPC will issue approximately 20,625,000 New UPC Shares to UL Shareholders, and will reserve for issuance up to 1,237,500 New UPC Shares in connection with the outstanding UL Options. Assuming that UPC issues no additional UPC Shares after the date of this Information Circular, the New UPC Shares that will be issued to UL Shareholders represent (i) approximately 24.1% of the currently issued and outstanding UPC Shares (approximately 25.5% assuming the issue of New UPC Shares that may be issued pursuant to outstanding UL Options), and (ii) approximately 19.4% of the outstanding UPC Shares following completion of the Transaction (approximately 20.6% assuming the issue of New UPC Shares that may be issued pursuant to outstanding UL Options).

Following the completion of the Transaction, Kelvin Williams, the Non-Executive Chairman of UL, will join the UPC Board.

BACKGROUND TO THE TRANSACTION

Since its inception, the mission of UPC has been to provide an investment alternative for investors interested in holding uranium. The strategy of UPC is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy provides investors with an ability to invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

UPC has satisfied investor demand by conducting equity financings and market purchases of uranium. UPC's criteria when considering a public offering and purchase of uranium are principally the following:

- the trading price of its shares in relation to its NAV;
- the availability of uranium in the spot market at attractive prices; and
- the level of investor demand for UPC Shares.

With these criteria the Board can determine if growing UPC's uranium holdings is attractive. Since May 2005, UPC has completed eight public offerings, raising gross proceeds of Cdn$647.0 million, and a further Cdn$31.2 million from the exercise of previously issued warrants.

As UPC grows and issues new equity, current and future shareholders benefit from increased trading liquidity, allowing them to buy and sell UPC Shares based on their own views on current and future uranium prices.

In considering whether to proceed with the Transaction, Directors of UPC evaluated the aforementioned criteria and a number of factors, including its stated strategy to invest in uranium with the goal of long-term value appreciation.

The Directors of UPC have determined that the Transaction is in the interests of UPC and its shareholders for the following reasons:

- it allows UPC to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- it provides current UPC shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of UPC will lead to improved trading liquidity for UPC shareholders.

As a result of the Transaction, UPC will hold 7,250,000 pounds of U_3O_8 and 2,374,230 kgU as UF_6.

Mr. Jeff Kennedy has advised the UPC Board of his connections to Cormark, who has acted as financial advisor to UPC on the Transaction, and his consequent interest in the Transaction, and abstained from voting at the meeting of the UPC Board with respect to the Transaction.

REGULATORY MATTERS

TSX Requirements

The TSX has granted conditional approval for the listing of New UPC Shares to be issued under the Transaction. The conditions includes approval of the UPC Resolutions at the Meeting.

EXPENSES OF THE TRANSACTION

The estimated costs to be borne by UPC relating to the Transaction, including financial, accounting, and legal advisor fees, costs of preparation, mailing and printing of this Information Circular, and costs of holding the Meeting, are expected to be approximately $3.1 million.

THE IMPLEMENTATION AGREEMENT

The following is a summary of the material provisions of the Implementation Agreement entered into between UPC and UL on January 10, 2010. For all of the terms and conditions provided for in the Implementation Agreement, please refer to the complete text of the Implementation Agreement, a copy of which is available under UPC's profile on SEDAR at www.sedar.com. All capitalized terms under this section which are not otherwise defined herein shall have the respective meanings ascribed to such terms in the Implementation Agreement. **The following description of certain material provisions of the Implementation Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Implementation Agreement. You are encouraged to read the Implementation Agreement in its entirety, as it is a legal document governing the Transaction.**

THE SCHEME

The Implementation Agreement provides for the acquisition of all of the issued and to be issued UL Shares by UPC by way of a scheme of arrangement under the provisions of Part VIII of the Companies Law.

MUTUAL COVENANTS OF UL AND UPC

Under the terms of the Implementation Agreement, each of UL and UPC has agreed to certain mutual covenants that are customary for a transaction of this nature, subject to exceptions or as otherwise expressly permitted by the Implementation Agreement or otherwise required by applicable Law, relating to among other things, carrying on business in a manner consistent with past practice, working to contribute to and preserve goodwill, restricting reorganization of share capital, not disposing of material assets, not guaranteeing payment of material indebtedness, maintaining insurance policies, not modifying or entering into material contracts and advising the other party of any material adverse change in respect of the party and any material breach by the party of any covenant or agreement contained in the Implementation Agreement.

UL and UPC have each also agreed that, prior to the completion of the Transaction, each party will, and will cause its Subsidiaries to, do all such acts necessary in order to make effective the transactions contemplated by the Implementation Agreement and, without limiting the generality of the foregoing, each of UPC and UL, as applicable, will (and where appropriate will cause its Subsidiaries to):

- use commercially reasonable efforts to ensure the satisfaction of the Conditions;

- defend all lawsuits or other legal, regulatory or other proceedings to which it is a party affecting the Implementation Agreement or the consummation of the transactions contemplated by the Implementation Agreement;

- use its commercially reasonable efforts to have lifted any injunction or restraining order or other order relating to any member of the UL, the UL Shares or UPC, as the case may be, which may adversely affect the ability of the parties to consummate the transactions contemplated by the Implementation Agreement;

- effect all necessary registrations, filings and submissions of information required from any member of the UL or the UPC Group, as the case may be, in order to obtain the Appropriate Regulatory Approvals;

- use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained from other parties to any material agreement in connection with or as a consequence of the transactions contemplated by the Implementation Agreement; and

- not take any action, or permit any action to be taken which would reasonably be expected to prevent or materially delay completion of transactions contemplated by the Implementation Agreement except as specifically permitted by the Implementation Agreement.

ADDITIONAL COVENANTS OF UPC

UPC has also agreed that it will, and will cause its Subsidiaries to, do all such acts as may be necessary in order to make effective the transactions contemplated by the Implementation Agreement, and in particular, that it will, or will cause its Subsidiaries to:

- use its commercially reasonable efforts to remain a reporting issuer (or subject to equivalent reporting requirements), not in default of its obligations, under Securities Legislation in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Newfoundland and Labrador and Prince Edward Island;

- use its commercially reasonable efforts to maintain the listing of the UPC Shares on the TSX; and

- not enter into or modify in any material respect any agreements or arrangements or take any other action that would reasonably be expected to materially adversely affect the value of the assets or the shares of UPC or its Subsidiaries.

ADDITIONAL COVENANTS OF UL

UL has also agreed that it will do all such acts as may be necessary in order to make effective the transactions contemplated by the Implementation Agreement, and in particular, that it will:

- not return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

- not amend, vary or modify the terms of the UL Options, or otherwise modify any stock option plan or agreement, pursuant to which UL Options are granted, or any UL Options;

- not:

- other than in the ordinary course of business, enter into or materially modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers or directors of it; or
- other than in the ordinary course of business, in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

➢ not enter into or modify in any material respect any agreements or arrangements or take any other action that would reasonably be expected to materially adversely affect the value of the assets or the shares of UL;

➢ after the Rule 2.5 Announcement and prior to the UL Court Meeting, take all commercially reasonable steps to obtain an irrevocable undertaking from each UL Shareholder holding more than 1% of the UL Shares;

➢ apply for and use all reasonable efforts to obtain all necessary approvals of the Court, including the Scheme Order;

➢ carry out the terms of such approvals of the Court (including mailing the Scheme Document to UL Shareholders as ordered by the Court) and the Scheme Order applicable to it and use its commercially reasonable efforts to comply with all requirements which applicable Law may impose on UL with respect to the transactions contemplated by the Implementation Agreement and the Scheme;

➢ use its reasonable efforts to cause, as soon as reasonably practicable after the Effective Date, all of the directors of UL and any other director nominees of UL to resign and to cause individuals nominated by UPC to become directors of such entities in their place;

➢ maintain a positive working capital balance; and

➢ maintain holdings of U_3O_8 of not less than 1,725,000 pounds and not less than 412,000 kgU as UF_6.

CONDITIONS OF THE SCHEME

1. The Transaction is conditional on the Scheme becoming unconditional and effective by not later than May 10, 2010 or such later date as UL and UPC may agree and the Court may allow.

2. The Scheme is subject to the following conditions:

   a. the approval by a majority in number representing 75 per cent. or more in value of the holders of Scheme Shares (together with persons held to be in the same class), or the relevant class or classes thereof, if applicable, (excluding any shares held in treasury) present and voting, either in person or by proxy, at the UL Court Meeting and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting);

b. the resolutions substantially in the form set out in the notice of the UL General Meeting being duly passed by the requisite majority at the UL General Meeting (or at any adjournment thereof);

c. the Court Order being obtained (with or without modifications, but subject to any such modifications being on terms acceptable to UL and UPC);

d. conditional listing approval being granted for listing and posting for trading of the New UPC Shares on the TSX; and

e. the resolutions substantially in the form set out in Appendix A duly passed at the Meeting (or any adjournment thereof).

3. In addition, UPC and UL have agreed that the Transaction is conditional upon the following matters and, accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions (as amended if appropriate) have been satisfied or waived.

a. **Authorisations**

i. all Authorisations in any jurisdiction which is necessary for or in respect of the Transaction, its implementation or any acquisition of any shares in, or control of, UL by any member of the UPC Group having been obtained from any relevant Person or authority or from any Person or body with whom UL or any member of the UPC Group has entered into contractual arrangements in each case where the absence of such Authorisation is material in the context of the Transaction and all such Authorisations remaining in full force and effect and there being no intimation of any intention to revoke or not renew the same; and

ii. all Authorisations necessary to carry on the business of UL remaining in full force and effect and there being no notification of any intention to revoke or not to renew the same; and

iii. all necessary notifications, filings, or applications having been made and all applicable waiting and other periods (including extensions of such periods) having expired, lapsed or been terminated, and all applicable statutory or regulatory obligations in any jurisdiction in respect of the Transaction having been complied with, in each case, in respect of the acquisition of any shares in or control of, UL by UPC, including without limitation pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.

b. **Intervention**

No relevant Person having taken, instituted, implemented or threatened any legal proceedings, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, order or decision or taken any other step and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

i. make the Transaction, its implementation or the acquisition or proposed acquisition of any shares in, or control or management of, UL by UPC or any subsidiary of UPC illegal, void or unenforceable; or

ii. otherwise directly or indirectly prevent, prohibit or otherwise restrict, restrain, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to or otherwise challenge or require amendment of, the Transaction or the proposed acquisition of UL directly or indirectly by UPC or any acquisition of UL Shares by UPC; or

iii. require, prevent or delay the divestiture (or alter the terms of any proposed divestiture), by or result in any delay to, UPC of any divestiture of any shares or other securities in UL; or

iv. impose any limitation on the ability of any member of the UPC Group to acquire or hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities or the equivalent in UL or to exercise management control over UL; or

v. require, prevent or delay the disposal by UPC or any member of the UPC Group, of all or any part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct all of their respective businesses or own all or their respective assets or properties; or

vi. require any member of the UPC Group or UL to offer to acquire any shares or other securities (or the equivalent) in any member or any other assets of UL or the UPC Group owned by any third party (in each case, other than in implementation of the Transaction); or

vii. result in any member of the UPC Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such relevant person could institute, or implement or threaten any legal proceedings, having expired, lapsed or been terminated.

c. **Consequences of the Transaction**

Save as disclosed, there being no material provision of any agreement to which UL is a party, or by or to which any such member, or any part of their assets, is or may be bound, entitled or subject, which would as a consequence of the Transaction or of the acquisition or proposed acquisition of all or any part of the issued share capital of, or change of control or management of, UL to an extent that is material in the context of UL, result in:

i. any assets or interests of UL being or failing to be disposed of or charged in any way or ceasing to be available to UL or any rights arising under which any such asset or interest could be required to be disposed of or charged in any way or could cease to be available to UL; or

ii. any moneys borrowed by, or other indebtedness (actual or contingent) of, or any grant available to, UL being or becoming repayable or capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or the ability of UL to incur any such borrowing or indebtedness becoming or being capable of becoming withdrawn, inhibited or prohibited; or

iii. any such agreement or the rights, liabilities, obligations or interests of UL under it being terminated or adversely modified or affected or any onerous obligation arising or any adverse action being taken under it; or

iv. the interests or business of UL in or with any third party (or any arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

v. the financial or trading position or prospects or value of UL being prejudiced or adversely affected; or

vi. the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of UL or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

vii. UL ceasing to be able to carry on business under any name under which it currently does so; or

viii. the creation of actual or contingent liabilities by UL other than in the ordinary course of trading; or

ix. the ability of UL or any member of the UPC Group to carry on its business being adversely affected,

and, other than as disclosed, no event having occurred which, under any provision of any such agreement to which UL or the UPC Group is a party, or by or to which any such member, or any of its assets, may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) inclusive.

d. **No Corporate Action Taken Since the Accounting Date**

Since June 30, 2009, save as otherwise disclosed or pursuant to transactions in favour of UL, UL has not:

i. issued or agreed to issue or authorized or proposed the issue or grant of additional shares of any class or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save pursuant to the issue of UL Shares on the exercise of disclosed UL Options); or

ii. redeemed, purchased, repaid or reduced or announced the redemption, purchase, repayment or reduction of any part of its share capital or other securities or made, authorized or proposed or announced the making of any other change to its share or loan capital; or

iii. recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus issue or other distribution whether payable in cash or otherwise; or

iv. undertaken a conversion under Part V of the Companies Law; or

v. undertaken an amalgamation under Part VI of the Companies Law; or

vi. undertaken a migration under Part VII of the Companies Law; or

vii. undertaken an arrangement or reconstruction (other than the Scheme) under Part VIII of the Companies Law; or

viii. merged or demerged with or from, or acquired, any body corporate or authorized or proposed or announced any intention to propose any such merger or demerger; or

ix. other than in the ordinary course of business acquired or disposed of, transferred, mortgaged or charged, or created or granted any security interest over, all or any portion of its assets (including shares and trade investments) or authorized or proposed or announced any intention to propose any acquisition, disposal, transfer, mortgage, charge or creation or grant of any such security interest; or

x. issued or authorized or proposed the issue of any debentures or incurred or increased any borrowings, indebtedness or liability (actual or contingent); or

xi. entered into or varied, or authorized or proposed the entry into or variation of, or announced its intention to enter into or vary, any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so long, onerous or unusual in nature or magnitude) or which is restrictive to the existing business of UL (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so restrictive) or which is not in the ordinary course of business; or

xii. entered into, implemented, effected, authorized or proposed or announced its intention to enter into, implement, effect, authorize or propose any contract, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement other than in the ordinary course of business; or

xiii. waived or compromised any claim (other than in the ordinary course of business); or

xiv. entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior executives of UL; or

xv. entered into or varied or made any offer (which remains open for acceptance) to enter into or vary any contract for the management of the business or operations of UL; or

xvi. had any petition presented for its winding-up (voluntary or otherwise), dissolution or reorganization or for the appointment of a provisional liquidator, receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction or been declared "en etat de desastre"; or

xvii. been unable, or admitted in writing that it is unable, to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

xviii. made any alteration to its articles of incorporation, or other incorporation documents; or

xix. entered into any agreement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition d other than in the ordinary course of business.

e. **Other Events Since the Accounting Date**

In the period since June 30, 2009, save as disclosed:

i. no litigation or arbitration proceedings, prosecution, investigation or other legal proceedings having been announced, instituted, threatened or remaining outstanding by, against or in respect of, UL is or may become a party (whether as claimant, defendant or otherwise) which in any case, would be likely to have an adverse effect on the financial position of UL; and

ii. no event, change or condition has occurred or become known to UL which has resulted in or could be reasonably expected to have an adverse change or a deterioration in the business or assets or financial or trading position, assets, liabilities or profits or prospects of UL; and

iii. no enquiry or investigation by, or complaint or reference to, any relevant person or authority against or in respect of UL having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of UL which in any case, would be likely to have an adverse effect on the financial position of UL; and

iv. no contingent or other liability having arisen or become apparent or increased which in any case, would be likely to have an adverse effect on the financial position of UL.

f. **Other Issues**

Save as disclosed, UPC not having discovered that (in each case to an extent which is adverse in the context of UL):

i. the financial, business or other information disclosed at any time by UL, whether publicly or in the context of the Transaction either contained a misrepresentation of fact or omitted to state a fact necessary to make the information disclosed not misleading in any respect;

ii. UL has failed to comply with any applicable legislation or regulations of any jurisdiction with regard to the storage or transportation of uranium (whether or not the same constituted noncompliance with any such legislation or regulation, and wherever the same may have taken place), any of which would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of UL;

4. Subject to the requirements of the Panel, UPC reserves the right to unilaterally waive all or any of the Conditions contained in paragraphs 2d, 2e, 3a, 3b, 3c, 3d, 3e and 3f (above), in whole or in part.

5. The Transaction is governed by the laws of the Island of Guernsey and is subject to the jurisdiction of the courts of the Island of Guernsey. The rules of the UK Takeover Code, so far as they are appropriate, apply to the Transaction.

6. UPC reserves the right to elect to implement the Transaction by way of an offer under the UK Takeover Code. In such event, such offer will be implemented on the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. in value of the UL Shares affected (excluding any UL Shares held as treasury shares), so far as applicable, as those which would apply to the Scheme.

7. UPC shall be under no obligation to waive or treat as satisfied, and UL shall be under no obligation to waive or treat as satisfied any of the Conditions in paragraph 2 by a date earlier than the latest date for satisfaction thereof, notwithstanding that the other Conditions of the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of the Conditions may not be capable of fulfilment.

8. If UPC is required by the Panel to make an offer for UL Shares under the provisions of Rule 9, UPC may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

9. The Scheme will not proceed if, before the date of the UL Court Meeting, (or if the Transaction is implemented by means of an offer under the UK Takeover Code, the offer will lapse if, before the first closing date of the offer or when the offer becomes or is declared unconditional as to acceptances, whichever is the later) the Transaction is referred to the United Kingdom Competition Commission for investigation under the United Kingdom Enterprise Act 2002 ("Enterprise Act"), or the European Commission either (i) initiates proceedings under Article 6(1)(c) of the Council Regulation (EC) No. 139/2004 ("Regulation") or (ii) makes a referral to a competent authority of the United Kingdom under Article 9.1 of the Regulation and there is a subsequent reference to the Competition Commission for investigation under the Enterprise Act or (iii) makes a referral to any other competent authority under Article 9.1 of the Regulation.

NON-SOLICITATION

Under the Implementation Agreement, UL has agreed to immediately cease and cause to be terminated any and all existing discussions, solicitations, encouragement, negotiations, if any, with any person other than UPC with respect to any potential Acquisition Proposal and to discontinue all access to or disclosures of information relating to UL to any person other than UPC.

UL has agreed to not, directly or indirectly, through any officer, director, employee, representative or agent of UL:

- solicit, initiate, invite or knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;
- participate in any negotiations or discussions regarding or provide any confidential information with respect to or otherwise cooperate in any way with any Acquisition Proposal;
- subject to the exercise by the board of directors of UL of its legal duties (including its fiduciary duties), withdraw or modify in a manner adverse to UPC the approval of the board of directors of UL of the transactions contemplated hereby;
- approve or recommend any Acquisition Proposal; or
- enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

However, the board of directors and officers of UL may (*x*) cause UL to comply with its disclosure obligations under applicable securities legislation, the UK Takeover Code, or any law; or (*y*) prior to the issuance of the Court Order, consider, respond to, participate in any discussions or negotiations, or enter into a confidentiality agreement and provide information, in response to an unsolicited *bona fide* Acquisition Proposal received from a third party so long as such action did not otherwise result from a breach of the non-solicit obligation in the Implementation Agreement and in respect of which the board of directors of UL determines, in good faith after consultation with its financial advisers and outside counsel, that it should, in the proper exercise of its legal duties, consider; and that the same constitutes, or if completed in accordance with its terms would constitute, a Superior Proposal.

Under the Implementation Agreement UL must, prior to entering into any such discussions or any such confidentiality agreement, notify UPC that it intends to do so, provided any such confidentiality agreement does not prevent UL from providing information to UPC and shall not prevent UL from providing to UPC a copy (redacted only as to the name of the party making such proposal) of any Acquisition Proposal determined by the board of UL to be a Superior Proposal, pursuant to this Agreement.

UL has also agreed not release any third party from any confidentiality or standstill agreement to which UL and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding UL previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding UL.

UL must immediately notify UPC, at first orally and then in writing, of receipt by UL of any Acquisition Proposal from a third party and any inquiry that is reasonably likely to lead to such an Acquisition Proposal, and of any amendments to an Acquisition Proposal, or any request for non-public information relating to UL in connection with an Acquisition Proposal or for access to the properties, books or records of UL by any Person in connection with an Acquisition Proposal. Any such notice must include details of the material terms of the Acquisition Proposal, and such other details of the proposal, inquiry or contact as UPC may reasonably request to the extent that UL is not prevented by Law from disclosing the same to UPC. UL shall keep UPC reasonably informed of the status of such Acquisition Proposal, including details of any change to the material terms of any such Acquisition Proposal or inquiry. UL must provide to UPC as soon as reasonably practicable, but in any event within 24 hours of receipt of any material correspondence or information, a summary of all material correspondence and other information sent or provided: (i) to UL by any Person in connection with any

Acquisition Proposal; and (ii) by UL to any Person in connection with any Acquisition Proposal, provided that any such summary may omit or redact the name of such Person.

If UL receives a request for material non-public information from a Person who has made an unsolicited *bona fide* Acquisition Proposal and UL is permitted, as contemplated under the Implementation Agreement, to respond to or discuss the terms of such Acquisition Proposal, then, and only in such case, the board of directors of UL may, subject to the execution by such Person of confidentiality agreement containing a standstill provision, provide such Person with access to information regarding UL; provided that UL sends a copy of any such confidentiality agreement to UPC promptly upon its execution and with copies of the information provided to such Person and immediately provided with access to information similar to that which was provided to such Person.

The board of directors of UL may withdraw, modify or change its recommendation to the UL Shareholders in respect of the Transaction before the approval of the Scheme by the UL Shareholders, if the board of directors of UL determines in good faith that such withdrawal, modification or change is necessary for the board of directors of UL to act in a manner consistent with its legal duties (including its fiduciary duties) or applicable Law; provided that (i) not less than 48 hours before the board of directors of UL considers any such withdrawal, modification or change, UL shall give UPC written notice thereof, including a summary of the reasons for such withdrawal, modification or change, including information relied upon, together with copies of any relevant documents which are considered by the UL board to resolve such decision to withdraw, modify or change its recommendation; and (ii) the foregoing shall not relieve UL from its obligation to proceed to call and hold the UL Meetings and to hold the vote on the UL Resolutions, except if this Agreement is terminated in accordance with the terms hereof or any withdrawal of the recommendation is replaced by a new recommendation by UL's board to vote against the UL Resolutions.

SUPERIOR PROPOSAL

Under the terms and conditions of the Implementation Agreement, UL has agreed that it may only accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if:

- it has provided UPC with written notice of such Superior Proposal specifying (i) the material terms and conditions of such Superior Proposal, (ii) the identity of the Person making such Superior Proposal and (iii) the date UL received a copy of such Superior Proposal document;
- five business days (the **"Match Period"**) shall have elapsed from the date UPC received written notice advising UPC that UL's board of directors has resolved to approve, recommend or enter into an agreement in respect of such Superior Proposal; and
- it has previously or concurrently will have (i) paid to UPC the Inducement Fee, if any, payable under the Implementation Agreement and (ii) terminated the Implementation Agreement in accordance with its terms.

During the Match Period, UL agrees that UPC will have the right, but not the obligation, to offer to amend the terms of the Implementation Agreement. The board of directors of UL will review any amendment to the Implementation Agreement in good faith in order to determine whether the amended terms proposed by UPC would be at least as favourable to the UL Shareholders as the Superior Proposal. If the board of directors of UL so determines, it will enter into an amended agreement with UPC reflecting UPC's amended proposal. If the board of directors of UL continues to believe, in good faith after consultation with its financial advisors and outside counsel, that UPC's amended proposal would not be at least as favourable to the UL Shareholders as the Superior

Proposal, then UL may terminate the Implementation Agreement, provided that UL pays the Inducement Fee to UPC.

TERMINATION

The Implementation Agreement may be terminated at any time prior to the Effective Date (notwithstanding any approval of the Implementation Agreement or the transactions contemplated thereby by the Court, the UL Shareholders or UPC shareholders):

- by either UL or UPC, if:
  - the completion of the Transaction has not occurred on or before the Termination Date, except that this right to terminate the Implementation Agreement will not be available to any party whose failure to fulfill any of its obligations under the Agreement has been the cause of, or resulted in, the failure of the Transaction to occur by the Termination Date;
  - any Law is passed that makes consummation of the transactions contemplated by the Implementation Agreement illegal or otherwise prohibited;
  - the UL Shareholders fail to approve the UL Resolutions at the UL Meetings;
  - the UPC shareholders fail to approve the UPC Resolutions at the Meeting; or
  - the Court fails to sanction the Scheme at the Court Hearing.
- by UPC, if:
  - prior to obtaining the approval of the UL resolutions, the board of directors of UL has failed to recommend or withdrawn or modified or changed in a manner adverse to UPC its approval or recommendation of the Scheme or the UL resolutions; or
  - UL has breached any of its obligations in respect of its covenants, include covenants relating to non-solicitation and Superior Proposals;
- by UL, if:
  - prior to obtaining the approval of the UPC resolutions, the UPC board of directors has failed to recommend or withdrawn or modified or changed in a manner adverse to UL its approval or recommendation of the UPC resolutions; or
  - it wishes to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal, provided that UL has complied with its obligations under the Implementation Agreement, which may include the payment of any Inducement Fee; or
  - UPC has breached any of its obligations in respect of its covenants.

INDUCEMENT FEE

UL has agreed that, if any of the following termination events occur, UL will pay UPC the Inducement Fee:

- prior to obtaining the approval of the UL Resolutions, the board of directors of UL fails to recommend, or withdraws or modifies or changes, in a manner adverse to UPC, its approval or recommendation of the Scheme or the UL Resolutions; or

- UL has breached any of its obligations in respect of covenants relating to non-solicitation and Superior Proposals.

SHAREHOLDER SUPPORT FROM UL SHAREHOLDERS

QVT Financial LP ("QVT"), on behalf of QVT Fund LP (the largest UL Shareholder) and Quintessence Fund L.P., has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of an offer under the UK Takeover Code, to accept or procure acceptance of such offer) in respect of 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's issued ordinary share capital and 28.7% of the issued UL Shares entitled to vote at the Court Meeting.

In the aggregate, therefore, UPC has received irrevocable undertakings to vote in favour of the Scheme, in respect of 11,859,630 UL Shares, representing approximately 28.8% of UL's existing issued ordinary share capital and 28.8% of the issued UL Shares entitled to vote at the Court Meeting. The irrevocable undertaking of QVT ceases to be binding, *inter alia*, if (i) the Transaction lapses or is withdrawn, or (ii) if a third party, not acting in concert with QVT announces a firm intention to make an offer for UL on terms which represent in the reasonable opinion of UPC's financial advisor an improvement of 10% or more on the value of UPC's offer and UPC does not improve its offer to be at least as favourable, in the reasonable opinion of UPC's financial advisor, as the value of such third party offer or (iii) if the directors of UL withdraw, qualify or adversely modify their unanimous unqualified recommendation to UL Shareholders to vote in favour of the Scheme.

INFORMATION CONCERNING UL

CORPORATE STRUCTURE

UL was incorporated by articles of incorporation pursuant to the Companies Law on June 28, 2006 and became a publicly listed company on the AIM on July 21, 2006 and listed its ordinary shares on the TSX on December 30, 2008. The registered and head office of UL is located at Anson Court, La Route des Camps, St. Martin, Guernsey GY1 3UQ. UL has no employees. Nufcor Capital Limited (the "**Former Manager**") provided the services of officers to UL. Since the termination on June 25, 2009 of an Amended and Restated Advisory Services Agreement dated August 15, 2007 (the "**Advisory Agreement**"), the board of directors of UL have managed the day to day operations of UL.

UL is currently taxed in Guernsey at a rate of zero percent under the current tax system.

DESCRIPTION OF THE BUSINESS

History

UL was established in July 2006 and is a non-cellular investment company limited by shares registered in the Island of Guernsey with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("**U_3O_8**") and uranium hexafluoride ("**UF_6**").

UL's board of directors manages the investment activities of UL. UL was admitted to AIM in July 2006. In December 2008, UL listed its shares on the TSX. Since admission to AIM to the end of the 2009 fiscal year, UL has completed equity issuances with aggregate gross proceeds of US$189 million. The net proceeds from the financings were used to fund the purchase of uranium and for general corporate purposes.

The investment objective of UL is to achieve long-term capital appreciation by buying and holding uranium assets in duly licensed facilities, which are located in Canada, France, the United States, South Africa, Germany, the Netherlands and the United Kingdom. The strategy of UL is to hold uranium for the long term and not to actively speculate with regard to short-term changes in the price of uranium. UL has adopted the following investment guidelines:

- At least 90% of any net proceeds receivable by UL must be invested in, or held for future acquisitions of, uranium with the balance retained to meet some of its operating expenses;
- UL holds, but does not actively trade or speculate in, uranium, but it may acquire further uranium from time to time, or may sell some of the uranium which it holds if its board of directors considers that it would be appropriate to do so at the relevant time; and
- UL seeks to lend a proportion of the uranium which it owns and to use the proceeds to meet some of its operating expenses. Such loans will be made to third parties after consideration of credit worthiness, credit concentration issues and the provision of appropriate security and other risk mitigation measures.

UL invests substantially all of its assets in uranium, either in the form of U_3O_8 or UF_6.

UL reported a NAV and adjusted NAV as at December 31, 2009 of £78,635,235 (US$127,555,787) or £1.91 per share (US$3.09 per share). The diluted NAV and adjusted diluted NAV as at December 31, 2009 was also £1.91 per share (US$3.09 per share). For the period ended June 30, 2009 UL reported an operating profit of US$485,246 (period to June 30, 2008: a loss of US$1.7 million) and a net loss of US$26.3 million (period to June 30, 2008: a loss of US$217.0 million).

Description of Share Capital

The authorized capital of UL is US$850,000 divided into 85,000,000 ordinary shares of US$0.01 each of which 41,250,000 are issued and outstanding.

UL has issued options to acquire up to 2,475,000 ordinary shares. The options are priced at £2.05 and expire on July 21, 2011.

Stock Exchange Listing and Information

The UL Shares are listed for trading on AIM and the TSX under the ticker/trading symbol "UML". The closing price of the UL Shares on AIM on January 8, 2010, the last trading day prior to the public announcement of the Transaction was £1.60 per UL Share.

The following table sets out the range of closing prices and trading volumes of the UL Shares on AIM for the periods indicated.

Year	High (£)	Low (£)	Volume (no. of shares)
2010			
February 1 – February 8	£1.73	£1.71	88,553
January	£1.91	£1.58	669,630
2009			
December	£1.63	£1.49	442,790
November	£1.72	£1.57	569,900
October	£1.73	£1.65	2,100,400
September	£1.81	£1.59	177,830
August	£1.85	£1.68	95,380
July	£1.89	£1.78	302,690

Year	High (£)	Low (£)	Volume (no. of shares)
June	£1.83	£1.65	948,840
May	£1.88	£1.73	707,520
April	£1.83	£1.43	1,614,860
March	£1.46	£1.34	1,615,220
February	£1.53	£1.40	610,750
January	£1.60	£1.37	1,114,980
2008			
December	£1.49	£1.12	879,530
November	£1.27	£0.94	3,340,570
October	£1.32	£0.75	2,534,130
September	£2.23	£1.44	1,282,790
August	£2.21	£1.98	374,880
July	£2.29	£2.02	1,317,200
June	£2.40	£2.08	1,569,000
May	£2.42	£2.02	1,519,970
April	£2.46	£2.05	1,213,670
March	£2.95	£2.23	1,536,450
February	£2.85	£2.40	9,668,950
January	£1.49	£1.12	879,530

The closing price of the UL Shares on the TSX on December 22, 2009, the last trading day prior to the public announcement of the Transaction on which any UL Shares traded on the TSX, was $3.00 per UL Share.

The following table sets out the range of closing prices and trading volumes of the UL Shares on the TSX for the periods indicated. The UL Shares were listed on the TSX on December 30, 2008 and first traded on January 6, 2009.

Year	High ($)	Low ($)	Volume (no. of shares)
2010			
February 1 – February 8	$2.91	$2.91	2,000
January	$3.40	$2.86	12,300
2009			
December	$3.12	$3.00	30,200
November	$3.14	$3.00	8,600
October	$3.20	$2.78	24,900
September	$3.10	$3.00	1,100
August	$3.02	$3.02	1,000
July	$3.79	$3.00	1,600
June	$3.40	$2.72	55,900
May	$3.60	$3.11	41,500
April	$3.25	$2.52	122,870
March	$2.65	$2.25	80,000
February	$2.75	$2.00	30,600
January	$2.85	$2.47	282,170

PRINCIPAL SHAREHOLDERS

QVT owns 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's issued ordinary share capital.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Mercator Trust Company Limited, the Corporate Secretary of UL at Anson Court, La Route des Camps, St. Martin, Guernsey (telephone +44 (0) 1481 234200). These documents are also available electronically through the Internet under UL's profile on the SEDAR website, which can be accessed online at www.sedar.com.

The following documents, filed by UL with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a) the annual information form of UL dated September 30, 2009 for the financial year ended June 30, 2009;

(b) the audited consolidated financial statements of UL as at and for the financial year ended June 30, 2009 and the restated audited consolidated financial statement of UL as at and for the financial year ended June 30, 2008, together with the auditors' report thereon and the notes thereto;

(c) UL's annual management report of fund performance filed on SEDAR on October 5, 2009 for the financial year ended June 30, 2009;

(d) the management information circular of UL dated as of August 18, 2009 prepared in connection with the annual meeting of UL shareholders held on September 17, 2009; and

(e) the material change report dated January 15, 2010 relating to the announcement of the proposed Transaction.

Any document of the type referred to above filed by UL with the securities commissions or similar regulatory authorities in Canada after the date of this Information Circular shall be deemed to be incorporated by reference into this Information Circular.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

LEGAL MATTERS

Certain legal matters relating to the Transaction will be reviewed on behalf of UPC by Heenan Blaikie LLP, Dewey & LeBoeuf LLP and Carey Olsen. As of the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, Dewey & LeBoeuf LLP, as a group, and Carey Olsen, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding UPC Shares.

UPC FOLLOWING THE TRANSACTION

Following the completion of the Transaction, the corporate structure of UPC will be as follows:



UPC
UPC Alberta
UPC Cyprus
UL
Luxembourg Branch Office

Upon completion of the Transaction, UL will be a wholly-owned Subsidiary of UPC.

Following completion of the Transaction, Kelvin Williams, the Non-Executive Chairman of UL, will join the UPC Board.

Upon completion of the Transaction, the combined holdings of uranium material by UPC will consist of 7,250,000 pounds U_3O_8 and 2,374,230 kgU as UF_6.

Denison Mines Inc., the Manager of UPC, will be appointed the Manager of UL.

SHAREHOLDERS OF UPC FOLLOWING THE TRANSACTION

In connection with the completion of the Scheme, UPC will issue approximately 20,625,000 New UPC Shares to UL Shareholders, and will reserve for issuance up to 1,237,500 New UPC Shares in connection with the outstanding UL Options. Assuming that UPC issues no additional UPC Shares after the date of this Information Circular, upon completion of the Transaction there will be approximately 106,322,341 UPC Shares outstanding (excluding New UPC Shares that may be issued pursuant to outstanding UL Options).

Based on insider reports in respect of UL and UPC filed to date, and assuming no sale by such persons of UL Shares or UPC Shares prior to completion of the Transaction, upon completion of the Transaction no person will own, or control or direct, directly or indirectly more than 10% of the outstanding UPC Shares, except for Wellington, which will hold approximately 13.3% of the outstanding UPC Shares.

DIRECTORS OF UPC FOLLOWING THE TRANSACTION

The UPC Board following the Effective Date will be as follows and will continue to be comprised of the current members of the UPC Board, and Mr. Kelvin Williams, the Non-Executive Chairman of UL.

Name and Place of Residence	Principal Occupation	Date Served as a Director Since
Paul J. Bennett(1)(2)(3) Alberta, Canada	President and Chief Executive Officer of Energus Resources Ltd., an Alberta based oil and gas company and President and Chief Executive Officer of Rodinia Oil Corp.	June 2005

Name and Place of Residence	Principal Occupation	Date Served as a Director Since
Jeff Kennedy(2) Ontario, Canada	Chief Financial Officer and Director, Equity Capital Markets and a director of Cormark Securities Inc. ("Cormark") and its wholly-owned subsidiary, Cormark Securities (U.S.A.) Limited. Cormark is an independent investment dealer	March 2005
Garth MacRae(1)(2)(3)(4) Ontario, Canada	Independent Financial Consultant	April 2005
Richard H. McCoy(1)(2)(3)(5) Ontario, Canada	Retired; Formerly Vice-Chairman Investment Banking, TD Securities Inc.	March 2005
Kelvin Williams Cape Town, Western Cape, South Africa	Non-Executive Chairman of Uranium Limited	April 2010

Notes:
(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Independent Review Committee
(4) Chair of the Audit Committee
(5) Chairman of the Board

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, no director or executive officer of UPC, nor any associate or affiliate of the foregoing persons has material interest, director of indirect, by way of beneficial ownership of securities or otherwise: (a) in matters to be acted upon at the Meeting; or (b) in any transaction during the three years before the date of this Information Circular or in a proposed transaction which has materially affected or would materially affect UPC. Under the Management Services Agreement, the Manager is entitled to a fee of $1 million on completion of the Transaction.

RECENT DEVELOPMENTS

Subsequent to the execution of the Implementation Agreement, UPC agreed to purchase from UL 20,000 pounds of U_3O_8 for delivery on February 17, 2010 at a price to be determined by the latest U_3O_8 spot price published by the Ux Consulting Company prior to the delivery date.

APPROVAL

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the UPC Board.

URANIUM PARTICIPATION CORPORATION

(signed) *Ron F. Hochstein*
By: Ron F. Hochstein
President

APPENDIX A
UPC RESOLUTIONS

BE AND IT IS HEREBY RESOLVED THAT

1. the Corporation be and is hereby authorized to issue 0.50 common share in the capital of the Corporation to holders of the issued ordinary shares in the capital of Uranium Limited (the "UL Shares") for each UL Share pursuant to a scheme of arrangement between UL and its shareholders under The Companies Law (2008) Guernsey, as amended under the terms of the implementation agreement dated January 10, 2010 between the Corporation and Uranium Limited (the "Implementation Agreement");

2. the entering into, execution and delivery of the Implementation Agreement by any one officer or director of the Corporation be and is hereby ratified and confirmed;

3. any one officer or director of the Corporation be and is hereby authorized and directed to, for and on behalf of and in the name of the Corporation, to do and perform all such acts and things and to execute, deliver and file all such applications, documents or other instruments in writing, whether under the seal of the Corporation or otherwise, as may be necessary or advisable in order to give full effect to the foregoing resolutions.

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JANUARY 31, 2010

TORONTO, February 22, 2010 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at January 31, 2010 was CDN$522,676,000 or CDN$6.10 per share. As at January 31, 2010, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,525,000 lbs	$ 267,566	$ 250,075
Uranium hexafluoride ("UF_6")	1,962,230 KgU	$ 341,003	$ 242,414
		$ 608,569	$ 492,489
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.43	$ 45.26[1]
- In United States dollars		$ 43.41	$ 42.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 123.54[1]
- In United States dollars		$ 159.48	$ 116.00

[1] Converted at the January 31, 2010 exchange rate of $1.0650.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372



Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Special Meeting to be held on March 16, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:30 am, Eastern Time, on March 12, 2010.




Appointment of Proxyholder

I/We, being holder(s) of securities of Uranium Participation Corporation ("UPC") hereby appoint: Ron F. Hochstein, President of UPC or failing this person, James R. Anderson, Chief Financial Officer of UPC.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Uranium Participation Corporation to be held at the TMX Broadcast Centre, 130 King Street West, Toronto ON on March 16, 2010 at 10:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Issuance of Common Shares for the Acquisition of Uranium Limited** Resolution authorizing UPC to issue common shares on the acquisition by UPC of all of the issued and to be issued ordinary shares of Uranium Limited by way of a scheme of arrangement under the laws of Guernsey, as more particularly described in the accompanying management information circular.	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY



0 8 2 6 1 2 A R 0 U P P Q



Uranium
Participation
Corporation



Press Release

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES**

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION ANNOUNCES APPROVAL BY SHAREHOLDERS OF ACQUISITION OF URANIUM LIMITED

Toronto, March 16, 2010 (TSX: U) – Further to its press release dated January 11, 2010, Uranium Participation Corporation (the "Corporation") announces that its shareholders have approved the acquisition of Uranium Limited (AIM, TSX: UML). The acquisition will be effected by a Scheme of Arrangement under the laws of Guernsey. The shareholders of Uranium Limited approved the Scheme of Arrangement at a meeting held on March 9, 2010. The application to the Royal Court of Guernsey to sanction the Scheme is expected to take place on March 30, 2010. The Scheme of Arrangement is expected to become effective on the same day.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been and will not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S under the *United States Securities Act of 1933*, as amended. This news release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

RECEIVED
2010 JUN 10 A 11: 41


Uranium
Participation
Corporation

Special Meeting of Shareholders

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

The following sets forth a brief description of the matter voted upon at the Corporation's Special Meeting of Shareholders held on March 16, 2010 and the outcome of the vote:

	Description of Motion	Outcome of Vote
1.	Ordinary resolution authorizing the Corporation to issue common shares on the acquisition by the Corporation of all of the issued and to be issued ordinary shares of Uranium Limited by way of a scheme of arrangement under the laws of Guernsey and ratifying and confirming the entering into, the execution and the delivery of the implementation agreement giving effect to the scheme of arrangement.	Resolution approved.

Attached to this report is a report of Computershare Investor Services Inc., the scrutineers of the Meeting, in respect of this matter.

Dated at Toronto, Ontario as of the 18th day of March, 2010.

URANIUM PARTICIPATION CORPORATION

Per: Sheila Colman
Corporate Secretary

Computershare

URANIUM PARTICIPATION CORPORATION
SPECIAL MEETING OF SHAREHOLDERS
HELD ON MARCH 16, 2010

FINAL SCRUTINEERS' REPORT

2	SHAREHOLDERS IN PERSON, REPRESENTING	5,808	SHARES
47	SHAREHOLDERS BY PROXY, REPRESENTING	38,155,567	SHARES
49	TOTAL SHAREHOLDERS, HOLDING	38,161,375	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 85,697,341

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 44.53 %



PAUL ALLEN
SCRUTINEER



JAMIE BAJZIK
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Computershare

URANIUM PARTICIPATION CORPORATION

SPECIAL MEETING OF SHAREHOLDERS

HELD ON MARCH 16, 2010

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Resolution authorizing UPC to issue common shares on the acquisition by UPC of all of the issued and to be issued ordinary shares of Uranium Limited by way of a scheme of arrangement under the laws of Guernsey, as more particularly described in the management information circular.	38,020,223	135,344	0	0	0	99.65%	0.35%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	47
TOTAL SHARES ISSUED & OUTSTANDING:	85,697,341
TOTAL SHARES VOTED:	38,155,567
TOTAL % OF SHARES VOTED:	44.52%



PAUL ALLEN
SCRUTINEER



JAMIE BAJZIK
SCRUTINEER

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE — Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT FEBRUARY 28, 2010

TORONTO, March 29, 2010 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at February 28, 2010 was CDN$509,592,000 or CDN$5.95 per share. As at February 28, 2010, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,545,000 lbs	$ 268,445	$ 243,681
Uranium hexafluoride ("UF_6")	1,962,230 KgU	$ 341,003	$ 235,461
		$ 609,448	$ 479,142
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.41	$ 43.95[1]
- In United States dollars		$ 43.41	$ 41.75
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 120.00[1]
- In United States dollars		$ 159.48	$ 114.00

[1] Converted at the February 28, 2010 exchange rate of $1.0526.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372


Uranium
Participation
Corporation

Press Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE | Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION ANNOUNCES COMPLETION OF ACQUISITION OF URANIUM LIMITED

Toronto, March 30, 2010 Uranium Participation Corporation (TSX: U) and Uranium Limited – Further to its press release dated March 16, 2010, Uranium Participation Corporation ("UPC") announces that it has completed the acquisition of Uranium Limited ("UL") . The acquisition was effected by a Scheme of Arrangement under the laws of Guernsey. The order of the Royal Court of Guernsey to sanction the Scheme was issued today. Under the Scheme of Arrangement UPC acquired all of the shares of UL in exchange for 0.50 UPC share for each UL share outstanding. Mr. Kelvin Williams, a former director of UL will join the UPC board. UPC is undertaking a reorganization of the business and the uranium assets of UL will be transferred to UPC's Cypress subsidiary.

"The completion of the acquisition of UL has added 1,725,000 pounds of uranium oxide ("U_3O_8") and 412,000 kgU of uranium hexafluoride ("UF_6") for total holdings of uranium material of 7,250,000 pounds of uranium oxide ("U_3O_8") and 2,374,230 kgU of uranium hexafluoride ("UF_6"). The acquisition of these assets was effected in a manner that we believe was accretive to shareholders. We are also looking forward to Mr. Williams joining our board", said Richard McCoy, Chairman of UPC.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been and will not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S under the *United States Securities Act of 1933*, as amended. This news release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372



Date: 16/04/2010

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: URANIUM PARTICIPATION CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	11/05/2010
Record Date for Voting (if applicable) :	11/05/2010
Beneficial Ownership Determination Date :	11/05/2010
Meeting Date :	22/06/2010
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	917017105	CA9170171057

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for URANIUM PARTICIPATION CORPORATION

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE YEAR ENDED FEBRUARY 28, 2010

TORONTO, April 22, 2010 -- Uranium Participation Corporation ("Uranium Corp") reports results for the year ended February 28, 2010. All amounts are in Canadian currency unless otherwise noted.

The Company recorded negative revenue for the year as a result of unrealized losses on its uranium investment due to the decline in the spot price of uranium during the year.

Revenue for the year was negative $142.2 million (2009 - $127.0 million negative) consisting of $145.4 million in unrealized losses in the value of the Company's uranium investments (2009 - $131.8 million unrealized loss), $3.1 million (2009 - $4.6 million) in income from investment lending and $0.1 million (2009 - $0.2 million) in interest earned on invested cash.

Expenses for the year totaled a net recovery of $10.1 million (2009 - $13.5 million recovery) which included a $14.8 million recovery of future income taxes related to the unrealized loss.

Net asset value decreased from $541.4 million at February 28, 2009 to $509.6 million at February 28, 2010. Basic net asset value per common share based upon the uranium spot price of US$41.75 per pound decreased $1.54 or 21% to $5.95 at February 28, 2010.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2010

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Consolidated Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Consolidated Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 22, 2010. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC prepares a report to shareholders on at least an annual basis. The report is available on Uranium Corp's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticipation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106-*Investment Fund Continuous Disclosure*. Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in this commodity without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any equity offering will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the Corporation's investment policies and by-laws, please refer to Uranium Corp's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp's business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially

affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2009, and at February 28, 2010[(1)].

	December 31					**February 28**
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
U_3O_8	$36.25	$72.00	$90.00	$53.00	$44.50	$41.75
UF_6	$105.00	$199.00	$240.00	$145.00	$118.00	$114.00

(1) As published by Ux Consulting Company, LLC ("UxCo") in U.S. dollars.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium future market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining

companies, from certain republics of the former Soviet Union, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities ("Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may generate cash from either the lending or sale of uranium, or the sale of additional equity securities. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund trust, and an investment in its common shares is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The NAV reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, making it subject to income tax on its taxable income.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV. The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

General Economic Downturn

Increases in spot market volumes may continue to be impacted by the current global economic downturn causing downward pressure on the spot prices for uranium.

Decreased availability of credit for construction of new reactors and exploration as well as the amount of incremental supply of uranium made available to the market from remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of new production form other uranium producers are all influenced by the current global economic downturn resulting in part from the recent global financial crisis.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $7.49 per share at February 28, 2009 to $5.95 at February 28, 2010 representing a basic NAV loss of 20.6%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 43.2%.

Uranium Corp's net assets at February 28, 2010 were $509,592,000 representing a 5.9% decrease from net assets of $541,397,000 at February 28, 2009. Of the net asset decrease of $31,805,000 over the period, $132,070,000 was attributable to the decrease in net assets from operations after taxes offset by after-tax net proceeds of additional equity issues of $100,265,000.

Equity Financing

In the prior period, March 2008, Uranium Corp issued 7,331,250 shares by way of a public offering priced at $10.20 per share for gross proceeds of $74,779,000.

In May 2009, Uranium Corp issued 13,368,750 shares by way of a public offering priced at $7.75 per share for total gross proceeds of $103,608,000.

As at February 28, 2010, Uranium Corp had 85,697,341 common shares issued and outstanding.

Since inception, Uranium Corp has raised gross proceeds of $647,047,000 through common share and equity unit financings and $31,202,000 from the exercise of warrants. Uranium Corp invested $609,448,000 or 89.9% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 120,000 pounds, raising its total holdings to 5,545,000 pounds at February 28, 2010. The cost of U_3O_8 acquired in the year was $5,879,000 or $48.99 per pound. This increased the total cost of Uranium Corp's holdings to $268,445,000 or $48.41 per pound. The fair value of this investment at February 28, 2010 was $243,681,000 or $43.95 [1] per pound, representing a decrease of 9.2%. On a U.S dollar basis, the fair value of this investment has decreased by 3.8%.

During the year, Uranium Corp increased its UF_6 holdings by 470,000 KgU, raising its total holdings to 1,962,230 KgU at February 28, 2010. The cost of UF_6 acquired in the year was $69,537,000 or $147.95 per KgU. This increased the total cost of Uranium Corp's holdings to $341,003,000 or $173.78 per KgU. The fair value of this investment at February 28, 2010 was $235,461,000 or $120.00 [1] per KgU, representing a decrease of 31.0%. On a U.S dollar basis, the fair value of this investment has decreased by 28.5%.

Uranium Corp entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement, which generated loan fee revenues and reduced storage costs, was collateralized by an irrevocable letter of credit. The agreement expired on December 31, 2009 with the UF_6 returned on that date.

Uranium Corp entered into a loan of the conversion component of 1,332,230 KgU as UF_6 in December 2009. The conversion component is subject to a loan fee of 4.5% per annum based on the greater of the adjusted monthly value and US$15,654,000. To facilitate the loan of the conversion component, 1,332,230 KgU as UF_6 was transferred to the borrower with 3,480,944 pounds of U_3O_8 transferred to Uranium Corp and an irrevocable letter of credit received as collateral. In addition to generating loan fees, the agreement will effectively reduce some of Uranium Corp's storage costs. This agreement is due to expire in December 2012.

(1) Reflects spot prices published by UxCo on February 22, 2010 of US$41.75 per pound for U_3O_8 and US$114.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0526.

Investment Performance

Investment operation losses of $132,070,000 for the year ended February 28, 2010 have been largely driven by unrealized losses on uranium investments of $145,403,000 net of tax recovery movements of $14,821,000.

Unrealized losses on investments result from U_3O_8 prices declining from US$45.00 at February 28, 2009 to US$41.75 at February 28, 2010, as reported by UxCo along with the weakening of the U.S. dollar relative to the Canadian dollar from 1.2707 at February 28, 2009 to 1.0526 at February 28, 2010. Similarly, UF_6 spot prices declined from US$126.00 per KgU at February 28, 2009 to US$114.00 at February 28, 2010.

Uranium Corp is not a mutual fund trust, therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations in its various jurisdictions. The substantively enacted future tax rates, in Uranium Corp's various jurisdictions, range from 3% to 25%. In the current year, Uranium Corp has provided for a current tax expense of $53,000 and a future tax recovery of $14,874,000. The combined tax recovery for the current year of $14,821,000 reflects an effective tax rate of approximately 10% compared to a tax recovery of $19,417,000 and an effective tax rate of 15% in the prior year. The decline in the effective tax rate is primarily a result of an increase in the proportion of inventory held in Uranium Corp's wholly owned subsidiary, UPCL. UPCL is taxed at the lowest rate within Uranium Corp's group of companies.

RECENT DEVELOPMENTS

On March 30, 2010, Uranium Corp completed the acquisition of Uranium Limited ("UL") pursuant to a scheme of arrangement under the laws of Guernsey. Under the terms of the transaction, Uranium Corp acquired all of the issued and outstanding shares of UL in a share exchange at a ratio of 0.5 common shares of Uranium Corp for each common share of UL. As a result, an aggregate of 20,624,972 common shares were issued to former shareholders of UL.

UL is an investment company created to invest substantially all of its assets in natural uranium with the primary investment objective of achieving capital appreciation in the value of its uranium holdings. UL held 1,705,000 pounds of U_3O_8 and 412,000 KgU as UF_6 prior to the close of the transaction. After completion of the transaction, Uranium Corp transferred the uranium assets of UL to UPCL. Of the 1,705,000 pounds of U_3O_8 transferred, 520,000 pounds are subject to a loan agreement, at a loan rate of 3.5% and is repayable by July 8, 2010.

Uranium Corp has filed a notice of intention to make a Normal Course Issuer Bid for its common shares with the Toronto Stock Exchange to provide a mechanism to decrease the potential spread between the net asset value per share and the market price of the shares. The Corporation may acquire up to 7,483,029 common shares pursuant to the bid, which expires January 31, 2011. As of the date hereof, the Corporation had not purchased any of its shares pursuant to the bid.

CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly accountable enterprises, which include investment funds, are required to adopt international financial reporting standards ("IFRS"), which will replace Canadian generally accepted accounting principles (GAAP), for fiscal periods beginning on or after January 1, 2011. The Company's first set of consolidated financial statements to be reported on under IFRS will be for the semi-annual period ended August 31, 2011, which will provide corresponding comparative financial information for 2011, including an opening statement of net assets as at February 28, 2011. The Manager has established a project team responsible for the development and implementation of a transition plan to ensure that the Company is able to meet its reporting requirements. The three main elements of the transition plan include the following activities:

- Identification of the differences between the current accounting policies of the Company, which reflect current GAAP, and those expected to apply under IFRS and the likely financial statement impact resulting from the adoption of IFRS
- Analyzing the impact on the business and reporting processes
- Implementation of the required changes for the fiscal year ending February 29, 2012

Based on the Manager's analysis of the Company's current accounting policies and consolidated financial statement presentation under GAAP against IFRS it is not expected that the adoption of IFRS will have a material effect on the Company's net assets or net asset value per share. The primary impact of IFRS on the Company's consolidated financial statements will be in the areas of presentation and note disclosure.

However, additional changes to IFRS are expected to be issued during 2010 and, as a result there is some uncertainty regarding the expected accounting standards that will be in place in 2011. Accordingly, the Manager is not yet in a position to conclusively determine the impact on the Company's financial statements upon the adoption of IFRS.

Throughout the balance of 2010 and early 2011, the Manager will continue monitoring new standards and recommendations as they are issued by both the International Accounting Standards Board, who is responsible for the development and publication of IFRS, and the Canadian Accounting Standards Board to update its analysis as appropriate. By 2011, the

Manager expects to complete this analysis, determine overall financial statement presentation, including note disclosure, and complete its assessment and initiate any changes required with respect to its business arrangements.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Corporation.

In March 2010, the initial term of the management services agreement was extended to March 30, 2013, following which, the agreement may be terminated by either party upon the provision of 180 days written notice.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion and enrichment facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager during the years ended February 28, 2010 and 2009:

(in thousands of Canadian dollars)	2010	2009
Fees incurred with the Manager:		
Management fees	$ 1,479	$ 1,560
Equity financing and other fees [1]	250	200
Transaction fees – uranium purchase commissions	1,118	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	7	3
Total fees incurred with the Manager	$ 2,882	$ 3,046

(1) Equity financing fees of $200,000 incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2010, accounts payable and accrued liabilities included $103,000 (February 28, 2009: $127,000) due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset value return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2010 (1)	February 2009 (1)	February 2008 (1)	February 2007 (1)	February 2006 (2)
Net asset value return (loss) – basic	(20.6%)	(16.4%)	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(20.6%)	(16.4%)	(21.6%)	100.9%	18.3%
Market value return (loss)	1.8%	(47.6%)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2010 (1)	February 2009 (1)	February 2008 (1)	February 2007 (1)	February 2006 (1)
Net asset value return – basic	4.4%	11.7%	23.0%	57.6%	18.3%
Net asset value return – diluted	4.4%	11.7%	23.0%	54.2%	18.3%
Market value return	3.5%	3.9%	30.5%	65.0%	40.2%
S&P / TSX Composite Index (2)	4.1%	(3.8%)	12.7%	17.2%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.
(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2010:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [1]	Market Value [2]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,545,000 lbs	$ 268,445	$ 243,681
Uranium hexafluoride ("UF_6") [3]	1,962,230 KgU	$ 341,003	$ 235,461
		$ 609,448	$ 479,142
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.41	$ 43.95
- In United States dollars		$ 43.41	$ 41.75
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 120.00
- In United States dollars		$ 159.48	$ 114.00

(1) The cost of the portfolio excludes transaction fees incurred since the Company's inception.

(2) The market values have been translated to Canadian dollars using the February 28, 2010 noon foreign exchange rate of 1.0526.

(3) The Company has transferred 1,332,230 KgU as UF_6 and taken in exchange 3,480,944 pounds of U_3O_8, effectively lending the conversion component of the UF_6.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the Corporation's audited annual consolidated financial statements.

Net Asset Value per Share

	February 2010 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net Asset Value per Share – Basic:					
Net asset value, beginning of period [3]	$ 7.49	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:					
Total revenue	$ 0.04	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.06)	$ (0.08)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.18	$ 0.27	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.77)	$ (1.83)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (1.61)	$ (1.58)	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period [3]	$ 5.95	$ 7.49	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:					
Net asset value, beginning of period [3]	$ 7.49	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:					
Total revenue	$ 0.04	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.06)	$ (0.08)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.18	$ 0.27	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.77)	$ (1.83)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (1.61)	$ (1.58)	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period [3]	$ 5.95	$ 7.49	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

(in millions, except for ratios and TSX market prices)	February 2010 (1)	February 2009 (1)	February 2008 (1)	February 2007 (1)	February 2006 (2)
Total net asset value, end of period	$ 509.6	$ 541.4	$ 582.5	$ 579.4	$ 175.0
Average net asset value for the period	$ 555.8	$ 585.1	$ 708.5	$ 336.6	$ 116.0
Number of common shares outstanding	85.7	72.3	65.0	48.5	30.8
Management expense ratio (3)					
Total expenses before taxes (4)	0.61%	0.79%	1.01%	1.11%	2.45%
Income tax provision (recovery)	(2.67%)	(3.32%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–	–
Trading expense ratio (5)	0.23%	0.22%	0.32%	0.73%	1.75%
Closing TSX market price per common share	$ 6.16	$ 6.05	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Transaction costs are excluded from total expenses in calculating the management expense ratio. These costs are included in the trading expense ratio calculation.

(5) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

Uranium Participation Corporation's ("Company" or "Uranium Corp") management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Audit Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.

(Signed) "Ron Hochstein"

Ron Hochstein
President

(Signed) "James R. Anderson"

James R. Anderson
Chief Financial Officer

April 22, 2010

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation as at February 28, 2010 and 2009, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 28, 2010 and 2009 and the consolidated statement of investment portfolio as at February 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 22, 2010

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF NET ASSETS
AS AT FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars, except per share amounts)	2010	2009
Assets		
Investments at market value	$479,142	$549,128
(at cost: 2010-$609,448; 2009-$534,031)		
Cash and cash equivalents	22,673	1,057
Sundry receivables and other assets	1,098	878
Future income taxes (note 3)	13,131	13,084
	$516,044	$564,147
Liabilities		
Accounts payable and accrued liabilities	1,242	1,399
Income taxes payable	159	108
Future income taxes (note 3)	5,051	21,243
Net assets	$509,592	$541,397
Net assets represented by		
Common shares (note 4)	$653,841	$553,576
Contributed surplus (note 4)	2,481	2,481
Deficit	(146,730)	(14,660)
	$509,592	$541,397
Common shares		
Issued and outstanding (note 4)	85,697,341	72,328,591
Net asset value per common share		
Basic and diluted	$ 5.95	$ 7.49

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

Signed "Richard H. McCoy"

Richard H. McCoy
Director

Signed "Garth A. C. MacRae"

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars)	2010	2009
Income		
Interest	$ 63	$ 169
Income from investment lending (note 6)	3,125	4,581
Unrealized losses on investments	(145,403)	(131,753)
	(142,215)	(127,003)
Operating expenses		
Transaction fees (note 5)	1,320	1,290
Management fees (note 5)	1,479	1,560
Storage fees	1,787	1,350
Audit fees	50	78
Directors fees	125	96
Independent review committee fees and expenses	9	6
Legal and other professional fees	24	25
Shareholder information and other compliance	155	220
General office and miscellaneous	302	354
Foreign exchange loss (gain)	(575)	952
	4,676	5,931
Decrease in net assets from operations before taxes	(146,891)	(132,934)
Income tax recovery (note 3)	(14,821)	(19,417)
Decrease in net assets from operations after taxes	(132,070)	(113,517)
Opening retained earnings (deficit)	(14,660)	98,857
Closing deficit	(146,730)	(14,660)
Decrease in net assets from operations after taxes per common share		
Basic and diluted	$ (1.60)	$ (1.58)
Weighted average common shares outstanding		
Basic and diluted	82,355,154	72,020,143

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars)	2010	2009
Net assets at beginning of year	$541,397	$582,545
Net proceeds from issue of shares after tax (note 4)	100,265	72,369
Decrease in net assets from operations after taxes	(132,070)	(113,517)
Net assets at end of year	$509,592	$541,397

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28, 2010 and 2009

(in thousands of Canadian dollars)	2010	2009
Operating Activities		
Decrease in net assets from operations after taxes	$(132,070)	$(113,517)
Adjustments for non-cash items:		
Unrealized losses on investments	145,403	131,753
Future income tax recovery (note 3)	(14,874)	(19,482)
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(220)	235
Change in income taxes receivable	–	23
Change in accounts payable and accrued liabilities	(157)	369
Change in income taxes payable	51	(282)
Net cash used in operating activities	(1,867)	(901)
Investing Activities		
Purchases of uranium investments	(75,417)	(83,085)
Net cash used in investing activities	(75,417)	(83,085)
Financing Activities		
Share issues net of issue costs (note 4)	98,900	71,356
Net cash generated by financing activities	98,900	71,356
Increase (decrease) in cash and cash equivalents	21,616	(12,630)
Cash and cash equivalents – beginning of year	1,057	13,687
Cash and cash equivalents – end of year	$ 22,673	$ 1,057

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2010

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [1]	Market Value [2]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,545,000 lbs	$ 268,445	$ 243,681
Uranium hexafluoride ("UF_6") [3]	1,962,230 KgU	$ 341,003	$ 235,461
		$ 609,448	$ 479,142
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.41	$ 43.95
- In United States dollars		$ 43.41	$ 41.75
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 120.00
- In United States dollars		$ 159.48	$ 114.00

(1) The cost of the portfolio excludes transaction fees incurred since the Company's inception.
(2) The market values have been translated to Canadian dollars using the February 28, 2010 noon foreign exchange rate of 1.0526.
(3) The Company has transferred 1,332,230 KgU as UF_6 to a third party and taken back in exchange 3,480,944 pounds of U_3O_8, in order to effect a lending of the conversion component of the UF_6. See note 6 for further details of this arrangement.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Corp was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106-*Investment Fund Continuous Disclosure.* Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexaflouride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited ("UPCL"). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) *Investments*

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC ("UxCo") prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) *Investments Lending*

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) *Foreign Exchange Translation*

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

New Accounting Standards

Uranium Corp adopted the following new Canadian Institute of Chartered Accountants ("CICA") Handbook accounting standards effective March 1, 2009:

(a) Section 3855 "Financial Instruments" was amended to clarify when an embedded prepayment option is separated from its host debt instrument for account purposes. Adoption of this standard did not have any material effect on the consolidated financial statements.

(b) Section 3862 "Financial Instruments – Disclosures" was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Adoption of this standard did not have any material effect on the consolidated financial statements.

Uranium Corp will adopt the following new CICA Handbook accounting standards effective March 1, 2010:

(a) Section 1582 "Business Combinations" replaces Sections 1581 "Business Combinations" which provides the Canadian equivalent to International Financial Reporting Standard ("IFRS") IFRS 3 "Business Combinations". Section 1601 "Consolidated Financial Statements" and Section 1602 "Non-Controlling Interests" replaces Section 1600 "Consolidated Financial Statements" and establishes standards for the preparation of consolidated financial statements. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. Sections 1601 and 1602 are required for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company does not expect the adoption of these new standards to have a significant impact on the consolidated financial statements.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp is not a mutual fund trust, making it subject to income tax on its taxable income. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. A reconciliation of the combined Canadian federal and Ontario provincial income tax rate to Uranium Corp's effective rate of income tax for the years ended February 28, 2010 and 2009 is as follows:

(in thousands)	2010	2009
Increase (decrease) in net assets from operations before income taxes	$(146,891)	$(132,934)
Combined federal and Ontario provincial income tax rate	32.83%	33.42%
Computed income tax expense (recovery)	(48,224)	(44,427)
Difference in current tax rates applicable in other jurisdictions	26,840	20,814
Difference between future and current tax rates	2,553	3,206
Foreign exchange on future tax balances	1,672	(738)
Change in valuation allowance	576	1,702
Impact of legislative changes	1,542	–
Taxable permanent differences	–	410
Other	220	(384)
Income tax recovery	$(14,821)	$(19,417)
Income tax recovery comprised of:		
Current tax expense	$ 53	$ 65
Future tax recovery	(14,874)	(19,482)
	$(14,821)	$(19,417)

The components of the Company's future tax balances at February 28, 2010 and 2009 are as follows:

(in thousands)	2010	2009
Future tax assets:		
Tax benefit of share issue costs	$ 2,592	$ 3,511
Tax benefit of loss carryforwards	7,270	6,304
Unrealized loss on investments	5,547	4,971
	15,409	14,786
Valuation allowance	(2,278)	(1,702)
Future tax assets	$ 13,131	$ 13,084
Future tax liabilities:		
Unrealized gain on investments	$ 6,005	$ 22,203
Tax benefit of loss carryforwards	(954)	(960)
Future tax liabilities	$ 5,051	$ 21,243

At February 28, 2010, Uranium Corp has unused tax losses in Canada of $32,895,000 which are scheduled to expire between 2026 and 2030.

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value. A continuity schedule of the issued and outstanding common shares and the associated dollar amounts is as follows:

(in thousands except common share balances)	Number of Common Shares	Amount
Balance at February 29, 2008	64,991,841	$481,203
Common share financings		
Gross proceeds on new issues	7,331,250	74,779
Issue costs	–	(3,489)
Tax effect of issue costs	–	1,013
Warrant activity		
Gross proceeds from exercises	5,500	66
Fair value of exercises	–	4
Balance at February 28, 2009	72,328,591	$553,576
Common share financings		
Gross proceeds on new issues	13,368,750	103,608
Issue costs	–	(4,708)
Tax effect of issue costs	–	1,365
Balance at February 28, 2010	85,697,341	$653,841

Common share financings

In May 2009, Uranium Corp issued 13,368,750 shares by way of a public offering priced at $7.75 per share for total gross proceeds of $103,608,000.

In March 2008, Uranium Corp issued 7,331,250 shares by way of a public offering priced at $10.20 per share for total gross proceeds of $74,779,000.

Warrants

A continuity schedule of the issued and outstanding warrants and the associated dollar amounts is as follows:

(in thousands except warrant balances)	Number of Warrants	Amount
Balance at February 29, 2008	2,828,799	$ 2,455
Warrants exercised	(5,500)	(4)
Warrants expired	(2,823,299)	(2,451)
Balance at February 28, 2009 and 2010	–	$ –

Each whole warrant issued as part of the September 2006 equity unit financing had an expiry date of September 15, 2008 and was convertible into one common share at an exercise price of $12.00.

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In March 2010, the initial term of the management services agreement was extended to March 30, 2013, following which, the agreement may be terminated by either party upon the provision of 180 days written notice.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion and enrichment facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager for the years ended February 28, 2010 and 2009:

(in thousands)	2010	2009
Fees incurred with the Manager:		
Management fees	$ 1,479	$ 1,560
Equity financing and other fees [(1)]	250	200
Uranium purchase commissions	1,118	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	7	3
Total fees incurred with the Manager	$ 2,882	$ 3,046

(1) Equity financing fees of $200,000 incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2010, accounts payable and accrued liabilities included $103,000 (February 28, 2009: $127,000) due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

Uranium Corp entered into a loan agreement to lend 500,000 KgU as UF_6 effective January 1, 2007. The UF_6 loaned was subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral was held in the form of an irrevocable letter of credit from a major financial instituition, that was subject to adjustment on an annual basis. The agreement expired on December 31, 2009 with the UF_6 returned on that date.

The Company entered into a loan of the conversion component of 1,332,230 KgU as UF_6 in December 2009. The conversion component has a market value of $8,063,000 and is subject to a loan fee of 4.5% per annum based on the greater of the adjusted monthly value and US$15,654,000. To facilitate the loan of the conversion component, 1,332,230 KgU as UF_6 was transferred to the borrower with 3,480,944 pounds of U_3O_8 transferred to Uranium Corp and an irrevocable letter of credit of $16,526,000 from a major financial institution received as collateral. This agreement is due to expire in December 2012.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of share capital and contributed surplus. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. Uranium purchases are normally funded through common share offerings with at least 85% of the gross proceeds of aggregate share offerings invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

At February 28, 2010, the Company has invested 89.9% of aggregate share offerings in uranium, and has no outstanding borrowing arrangements for the purchase of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to some financial instrument risks: credit risk, liquidity risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its lending arrangements related to its uranium holdings. The Company enters into lending arrangements exclusively with large organizations with strong credit ratings and ensures that adequate security is provided for any material loaned (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. Uranium Corp may generate cash from the lending or sale of uranium, or the sale of additional equity securities. The Company's current cash balance and income from the lending of uranium is currently sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated cash and cash equivalents, receivables, and accounts payables.

Currently, Uranium Corp does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.

8. SUBSEQUENT EVENTS

On March 30, 2010, Uranium Corp completed the acquisition of Uranium Limited ("UL") pursuant to a scheme of arrangement under the laws of Guernsey. Under the terms of the transaction, Uranium Corp acquired all of the issued and outstanding shares of UL in a share exchange at a ratio of 0.5 common shares of Uranium Corp for each common share of UL. Upon the close of the acquisition, 20,624,672 common shares of Uranium Corp were issued to UL shareholders, representing 19.4% of the total issued and outstanding common shares of Uranium Corp. Uranium Corp also assumed outstanding, fully-vested stock options to purchase 2,475,000 common shares of UL at a strike price of GBP£2.05 per option with an expiry date of July 21, 2011. Each option assumed is exercisable for 0.50 shares of Uranium Corp.

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2010

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Consolidated Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Consolidated Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 22, 2010. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement"). The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC prepares a report to shareholders on at least an annual basis. The report is available on Uranium Corp's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticipation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106-*Investment Fund Continuous Disclosure*. Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in this commodity without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any equity offering will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the Corporation's investment policies and by-laws, please refer to Uranium Corp's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp's business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially

affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2009, and at February 28, 2010[1].

	December 31					February 28
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
U_3O_8	$36.25	$72.00	$90.00	$53.00	$44.50	$41.75
UF_6	$105.00	$199.00	$240.00	$145.00	$118.00	$114.00

[1] As published by Ux Consulting Company, LLC ("UxCo") in U.S. dollars.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium future market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining

companies, from certain republics of the former Soviet Union, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities ("Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may generate cash from either the lending or sale of uranium, or the sale of additional equity securities. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund trust, and an investment in its common shares is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The NAV reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, making it subject to income tax on its taxable income.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV. The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

General Economic Downturn

Increases in spot market volumes may continue to be impacted by the current global economic downturn causing downward pressure on the spot prices for uranium.

Decreased availability of credit for construction of new reactors and exploration as well as the amount of incremental supply of uranium made available to the market from remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of new production form other uranium producers are all influenced by the current global economic downturn resulting in part from the recent global financial crisis.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $7.49 per share at February 28, 2009 to $5.95 at February 28, 2010 representing a basic NAV loss of 20.6%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 43.2%.

Uranium Corp's net assets at February 28, 2010 were $509,592,000 representing a 5.9% decrease from net assets of $541,397,000 at February 28, 2009. Of the net asset decrease of $31,805,000 over the period, $132,070,000 was attributable to the decrease in net assets from operations after taxes offset by after-tax net proceeds of additional equity issues of $100,265,000.

Equity Financing

In the prior period, March 2008, Uranium Corp issued 7,331,250 shares by way of a public offering priced at $10.20 per share for gross proceeds of $74,779,000.

In May 2009, Uranium Corp issued 13,368,750 shares by way of a public offering priced at $7.75 per share for total gross proceeds of $103,608,000.

As at February 28, 2010, Uranium Corp had 85,697,341 common shares issued and outstanding.

Since inception, Uranium Corp has raised gross proceeds of $647,047,000 through common share and equity unit financings and $31,202,000 from the exercise of warrants. Uranium Corp invested $609,448,000 or 89.9% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 120,000 pounds, raising its total holdings to 5,545,000 pounds at February 28, 2010. The cost of U_3O_8 acquired in the year was $5,879,000 or $48.99 per pound. This increased the total cost of Uranium Corp's holdings to $268,445,000 or $48.41 per pound. The fair value of this investment at February 28, 2010 was $243,681,000 or $43.95 [(1)] per pound, representing a decrease of 9.2%. On a U.S dollar basis, the fair value of this investment has decreased by 3.8%.

During the year, Uranium Corp increased its UF_6 holdings by 470,000 KgU, raising its total holdings to 1,962,230 KgU at February 28, 2010. The cost of UF_6 acquired in the year was $69,537,000 or $147.95 per KgU. This increased the total cost of Uranium Corp's holdings to $341,003,000 or $173.78 per KgU. The fair value of this investment at February 28, 2010 was $235,461,000 or $120.00 [(1)] per KgU, representing a decrease of 31.0%. On a U.S dollar basis, the fair value of this investment has decreased by 28.5%.

Uranium Corp entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement, which generated loan fee revenues and reduced storage costs, was collateralized by an irrevocable letter of credit. The agreement expired on December 31, 2009 with the UF_6 returned on that date.

Uranium Corp entered into a loan of the conversion component of 1,332,230 KgU as UF_6 in December 2009. The conversion component is subject to a loan fee of 4.5% per annum based on the greater of the adjusted monthly value and US$15,654,000. To facilitate the loan of the conversion component, 1,332,230 KgU as UF_6 was transferred to the borrower with 3,480,944 pounds of U_3O_8 transferred to Uranium Corp and an irrevocable letter of credit received as collateral. In addition to generating loan fees, the agreement will effectively reduce some of Uranium Corp's storage costs. This agreement is due to expire in December 2012.

(1) Reflects spot prices published by UxCo on February 22, 2010 of US$41.75 per pound for U_3O_8 and US$114.00 per KgU for UF_6 translated at a foreign exchange rate of 1.0526.

Investment Performance

Investment operation losses of $132,070,000 for the year ended February 28, 2010 have been largely driven by unrealized losses on uranium investments of $145,403,000 net of tax recovery movements of $14,821,000.

Unrealized losses on investments result from U_3O_8 prices declining from US$45.00 at February 28, 2009 to US$41.75 at February 28, 2010, as reported by UxCo along with the weakening of the U.S. dollar relative to the Canadian dollar from 1.2707 at February 28, 2009 to 1.0526 at February 28, 2010. Similarly, UF_6 spot prices declined from US$126.00 per KgU at February 28, 2009 to US$114.00 at February 28, 2010.

Uranium Corp is not a mutual fund trust, therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations in its various jurisdictions. The substantively enacted future tax rates, in Uranium Corp's various jurisdictions, range from 3% to 25%. In the current year, Uranium Corp has provided for a current tax expense of $53,000 and a future tax recovery of $14,874,000. The combined tax recovery for the current year of $14,821,000 reflects an effective tax rate of approximately 10% compared to a tax recovery of $19,417,000 and an effective tax rate of 15% in the prior year. The decline in the effective tax rate is primarily a result of an increase in the proportion of inventory held in Uranium Corp's wholly owned subsidiary, UPCL. UPCL is taxed at the lowest rate within Uranium Corp's group of companies.

RECENT DEVELOPMENTS

On March 30, 2010, Uranium Corp completed the acquisition of Uranium Limited ("UL") pursuant to a scheme of arrangement under the laws of Guernsey. Under the terms of the transaction, Uranium Corp acquired all of the issued and outstanding shares of UL in a share exchange at a ratio of 0.5 common shares of Uranium Corp for each common share of UL. As a result, an aggregate of 20,624,972 common shares were issued to former shareholders of UL.

UL is an investment company created to invest substantially all of its assets in natural uranium with the primary investment objective of achieving capital appreciation in the value of its uranium holdings. UL held 1,705,000 pounds of U_3O_8 and 412,000 KgU as UF_6 prior to the close of the transaction. After completion of the transaction, Uranium Corp transferred the uranium assets of UL to UPCL. Of the 1,705,000 pounds of U_3O_8 transferred, 520,000 pounds are subject to a loan agreement, at a loan rate of 3.5% and is repayable by July 8, 2010.

Uranium Corp has filed a notice of intention to make a Normal Course Issuer Bid for its common shares with the Toronto Stock Exchange to provide a mechanism to decrease the potential spread between the net asset value per share and the market price of the shares. The Corporation may acquire up to 7,483,029 common shares pursuant to the bid, which expires January 31, 2011. As of the date hereof, the Corporation had not purchased any of its shares pursuant to the bid.

CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly accountable enterprises, which include investment funds, are required to adopt international financial reporting standards ("IFRS"), which will replace Canadian generally accepted accounting principles (GAAP), for fiscal periods beginning on or after January 1, 2011. The Company's first set of consolidated financial statements to be reported on under IFRS will be for the semi-annual period ended August 31, 2011, which will provide corresponding comparative financial information for 2011, including an opening statement of net assets as at February 28, 2011. The Manager has established a project team responsible for the development and implementation of a transition plan to ensure that the Company is able to meet its reporting requirements. The three main elements of the transition plan include the following activities:

- Identification of the differences between the current accounting policies of the Company, which reflect current GAAP, and those expected to apply under IFRS and the likely financial statement impact resulting from the adoption of IFRS
- Analyzing the impact on the business and reporting processes
- Implementation of the required changes for the fiscal year ending February 29, 2012

Based on the Manager's analysis of the Company's current accounting policies and consolidated financial statement presentation under GAAP against IFRS it is not expected that the adoption of IFRS will have a material effect on the Company's net assets or net asset value per share. The primary impact of IFRS on the Company's consolidated financial statements will be in the areas of presentation and note disclosure.

However, additional changes to IFRS are expected to be issued during 2010 and, as a result there is some uncertainty regarding the expected accounting standards that will be in place in 2011. Accordingly, the Manager is not yet in a position to conclusively determine the impact on the Company's financial statements upon the adoption of IFRS.

Throughout the balance of 2010 and early 2011, the Manager will continue monitoring new standards and recommendations as they are issued by both the International Accounting Standards Board, who is responsible for the development and publication of IFRS, and the Canadian Accounting Standards Board to update its analysis as appropriate. By 2011, the

Manager expects to complete this analysis, determine overall financial statement presentation, including note disclosure, and complete its assessment and initiate any changes required with respect to its business arrangements.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Corporation.

In March 2010, the initial term of the management services agreement was extended to March 30, 2013, following which, the agreement may be terminated by either party upon the provision of 180 days written notice.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion and enrichment facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager during the years ended February 28, 2010 and 2009:

(in thousands of Canadian dollars)	2010	2009
Fees incurred with the Manager:		
Management fees	$ 1,479	$ 1,560
Equity financing and other fees [1]	250	200
Transaction fees – uranium purchase commissions	1,118	1,246
Shareholder information and other compliance	28	37
General office and miscellaneous	7	3
Total fees incurred with the Manager	$ 2,882	$ 3,046

(1) Equity financing fees of $200,000 incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2010, accounts payable and accrued liabilities included $103,000 (February 28, 2009: $127,000) due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset value return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2010 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net asset value return (loss) – basic	(20.6%)	(16.4%)	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(20.6%)	(16.4%)	(21.6%)	100.9%	18.3%
Market value return (loss)	1.8%	(47.6%)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2010 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [1]
Net asset value return – basic	4.4%	11.7%	23.0%	57.6%	18.3%
Net asset value return – diluted	4.4%	11.7%	23.0%	54.2%	18.3%
Market value return	3.5%	3.9%	30.5%	65.0%	40.2%
S&P / TSX Composite Index [2]	4.1%	(3.8%)	12.7%	17.2%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.
(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2010:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [1]	Market Value [2]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,545,000 lbs	$ 268,445	$ 243,681
Uranium hexafluoride ("UF_6") [3]	1,962,230 KgU	$ 341,003	$ 235,461
		$ 609,448	$ 479,142
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.41	$ 43.95
- In United States dollars		$ 43.41	$ 41.75
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 120.00
- In United States dollars		$ 159.48	$ 114.00

(1) The cost of the portfolio excludes transaction fees incurred since the Company's inception.

(2) The market values have been translated to Canadian dollars using the February 28, 2010 noon foreign exchange rate of 1.0526.

(3) The Company has transferred 1,332,230 KgU as UF_6 and taken in exchange 3,480,944 pounds of U_3O_8, effectively lending the conversion component of the UF_6.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the Corporation's audited annual consolidated financial statements.

Net Asset Value per Share

	February 2010 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net Asset Value per Share – Basic:					
Net asset value, beginning of period [3]	$ 7.49	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:					
Total revenue	$ 0.04	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.06)	$ (0.08)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax recovery (provision)	$ 0.18	$ 0.27	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.77)	$ (1.83)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (1.61)	$ (1.58)	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period [3]	$ 5.95	$ 7.49	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:					
Net asset value, beginning of period [3]	$ 7.49	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:					
Total revenue	$ 0.04	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.06)	$ (0.08)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax recovery (provision)	$ 0.18	$ 0.27	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –	–
Unrealized gains (losses) for the period [4]	$ (1.77)	$ (1.83)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (1.61)	$ (1.58)	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period [3]	$ 5.95	$ 7.49	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

(in millions, except for ratios and TSX market prices)	February 2010 [1]	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Total net asset value, end of period	$ 509.6	$ 541.4	$ 582.5	$ 579.4	$ 175.0
Average net asset value for the period	$ 555.8	$ 585.1	$ 708.5	$ 336.6	$ 116.0
Number of common shares outstanding	85.7	72.3	65.0	48.5	30.8
Management expense ratio [3]					
Total expenses before taxes [4]	0.61%	0.79%	1.01%	1.11%	2.45%
Income tax provision (recovery)	(2.67%)	(3.32%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–	–
Trading expense ratio [5]	0.23%	0.22%	0.32%	0.73%	1.75%
Closing TSX market price per common share	$ 6.16	$ 6.05	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Transaction costs are excluded from total expenses in calculating the management expense ratio. These costs are included in the trading expense ratio calculation.

(5) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

ONTARIO FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

URANIUM PARTICIPATION CORPORATION
FOR THE FINANCIAL YEAR ENDING FEBRUARY 28, 2010

Complete Only One of 1, 2 or 3:

Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	85,697,341		
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	x $ 6.7708		
Market value of class or series – U	$ 580,242,413.02	$580,242,413.02	(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)	NO OTHERS	$ NIL	(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):	NONE	$ NIL	(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$580,242,413.02	

Total fee payable:

Total fee payable in accordance with Appendix A of the Rule	$ 24,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	N/A
Reduce fee for transition year: Total Fee Payable x 0 ÷ 12 =	N/A
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	N/A
	$ 24,000

Uranium
Participation
Corporation



INDEPENDENT REVIEW COMMITTEE
2010 ANNUAL REPORT TO SHAREHOLDERS

Uranium Participation Corporation (the "Corporation") was established in 2005 with a primary investment objective of achieving appreciation in the value of its uranium holdings. The Board of Directors, which is responsible for the affairs of the Corporation, has appointed Denison Mines Inc. (the "Manager") to manage the Corporation's activities in accordance with reasonable and prudent business practices. The responsibilities of the Board of Directors include regular review of potential conflict of interest matters between the Manager and the Corporation.

In accordance with National Instrument 81-107 - *Independent Review Committee for Investment Funds* ("NI 81-107"), the Corporation has established an independent review committee (the "IRC") to which certain of the Corporation's conflict of interest matters are referred for review from time to time. The mandate of the IRC is to oversee and provide its recommendations, and in certain instances, its approval, with respect to conflicts of interest matters in accordance with NI 81-107. The IRC has adopted a written charter, which it reviews annually, that includes its mandate, responsibilities and functions. In addition, on an annual basis, the IRC reviews and assess the adequacy and effectiveness of the Manager's written policies and procedures required with respect to conflict of interest matters, and it also conducts a self-assessment of the IRC's independence, compensation and effectiveness.

Reporting Period

The IRC was established by the Manager on April 26, 2007 and became operative on November 1, 2007. Unless stated otherwise, the information disclosed in this report covers the financial year ended February 28, 2010 (the "Period").

Members of the IRC

Name	Residence	First Appointed
Paul J. Bennett	Calgary, Alberta	April 26, 2007
Garth A.C. MacRae	Toronto, Ontario	April 26, 2007
Richard H. McCoy(1)(2)	Toronto, Ontario	April 26, 2007

Notes:

(1) Mr. McCoy also sits on the Independent Review Committees of Aberdeen Asia Pacific Income Investment Company Limited, Aberdeen G7 Trust and Aberdeen Scots Trust.

(2) Mr. McCoy is the Chair of the IRC.

Each member of the IRC is also a member of the Corporation's Board of Directors. Each is considered independent of the Corporation, the Manager and other companies related to the Manager. There were no changes in the composition of the IRC during the Period and there are no relationships that would cause a reasonable person to question a member's independence.

Holdings of Securities

Corporation
As at February 28, 2010, the percentage of common shares of the Corporation beneficially owned, directly or indirectly, in aggregate, by all members of the IRC did not exceed one (1) percent.

Manager
As at February 28, 2010, the percentage of common shares of Denison Mines Corp., parent company of the Manager, beneficially owned, directly or indirectly, in aggregate, by all members of the IRC was less than one (1) percent.

Service Providers
As at February 28, 2010, no member of the IRC beneficially owned, directly or indirectly, any interest in a third party service provider to the Corporation or the Manager.

Compensation and Indemnities

The aggregate compensation paid by the Corporation to each of the members of the IRC during the Period was $3,000 for IRC meetings attended.

The initial compensation of the IRC was set by the Manager. Each member receives $1,000 for each meeting attended outside of normal Board of Director meetings of the Corporation. The compensation of the IRC is reviewed at least once annually and consideration to the following is given:

(a) the nature and complexity of the Corporation;
(b) the nature and extent of the workload of each member of the IRC, including the commitment of time and energy that is expected from each member;
(c) industry best practices, including industry averages and surveys on IRC compensation; and
(d) the best interests of the Corporation.

No indemnities were paid to the IRC by the Corporation during the Period.

Conflict of Interest Matters

NI 81-107 requires the IRC to review all conflict of interest matters identified and referred to the IRC by the Manager. It is the practice of the Manager to present the IRC with all matters of significance proposed by the Manager including but not limited to all proposed purchases, sales and loans of uranium. As of the date of this Annual Report, four matters, including proposed purchases of uranium, the acquisition of Uranium Limited and the extension of the Management Services Agreement between the Corporation and the Manager, have been presented to the IRC since its inception.

To date, the IRC has given a positive recommendation in all four potential conflict of interest matters referred to it by the Manager.

Copies of this 2010 Annual Report to Shareholders are available at www.sedar.com and on the Corporation's website at www.uraniumparticipation.com. In the alternative, you may request a copy, at no charge, by contacting the Manager at 416-979-1991, extension 251.

Uranium
Participation
Corporation

Press Release

FOR IMMEDIATE RELEASE Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MARCH 31, 2010

TORONTO, April 27, 2010 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at March 31, 2010 was CDN$614,878,000 or CDN$5.78 per share. As at March 31, 2010, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	7,250,000 lbs	$ 342,573	$ 309,250
Uranium hexafluoride ("UF_6")	2,374,230 KgU	$ 390,050	$ 277,296
		$ 732,623	$ 586,546
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 47.25	$ 42.66[1]
- In United States dollars		$ 43.24	$ 42.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 164.28	$ 116.79[1]
- In United States dollars		$ 152.08	$ 115.00

[1] Converted at the March 31, 2010 exchange rate of $1.0156.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

1. Name and Address of Eligible Institutional Investor:

   Wellington Management Company, LLP
   Attn: Legal Services Department
   75 State Street
   Boston, MA 02109 USA

2. Description and number or principal amount of securities held and the security holding percentage of the eligible institutional investor at the end of the month for which the report is made:

   Wellington Management Company, LLP ("Wellington Management") controls 14,400,236 common shares of Uranium Participation Corporation (the "Reporting Issuer") representing a decrease in beneficial ownership of 3.59% of the outstanding common shares of the Reporting Issuer since October 31, 2009.

3. Designation and number or principal amount of securities held and security holding percentage of the outstanding securities referred to in which the eligible institutional investor alone or jointly has:

   (i) ownership and control

   (ii) ownership but not control

   (iii) control but not ownership

   Wellington Management has dispositive power over 14,400,236 shares of common stock, representing 8.98% of the shares outstanding of the common stock of the Reporting Issuer.

4. The purpose of the eligible institutional investor acquiring or disposing of ownership or control of the securities:

   Wellington Management Company, LLP (" Wellington Management ") is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended. Wellington Management, in its capacity as investment adviser, exercises discretionary authority over securities owned of record by investment advisory clients subject to general investment policies, guidelines, objectives and legal requirements of such clients.

5. The general nature and material terms of any agreements with respect to the securities of the reporting issuer entered into by the eligible institutional investor:

   None

6. The name of any joint actors:

   None

7. Any change in any material fact previously disclosed:

   None

8. Eligibility:

   I certify that Wellington Management Company, LLP is an eligible institutional investor eligible to file reports under Part 4 of Proposed National Instrument 62-103.

____
Signature

Robert J. Toner
Vice President and Counsel
Name and Title

(617) 790-7084
Telephone

Wellington Management Company, LLP
Eligible Institutional Investor

Report for the period ending April 30, 2010

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT APRIL 30, 2010

TORONTO, May 12, 2010 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at April 30, 2010 was CDN$608,490,000 or CDN$5.72 per share. As at April 30, 2010, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	7,250,000 lbs	$ 342,573	$ 306,199
Uranium hexafluoride ("UF_6")	2,374,230 KgU	$ 390,050	$ 273,802
		$ 732,623	$ 580,001
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 47.25	$ 42.23[1]
- In United States dollars		$ 43.24	$ 41.75
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 164.28	$ 115.32[1]
- In United States dollars		$ 152.08	$ 114.00

[1] Converted at the April 30, 2010 exchange rate of $1.0116.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") will be held at the Belgravia Room, Le Méridien King Edward, 37 King St. East, Toronto, Ontario on Tuesday, the 22rd day of June, 2010 at 10:00 a.m. (Eastern Time) for the following purposes:

(a) to receive the financial statements of Uranium Participation for the year ended February 28, 2010, together with the auditor's report thereon;

(b) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

(c) to elect the directors for the ensuing year; and

(d) to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a form of proxy accompany this notice of Meeting. A copy of the 2010 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2010 may also be included if you requested one. This information is also available at www.uraniumparticipation.com.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than **5:00 p.m. (Eastern Time) on June 18, 2010**.

BY ORDER OF THE BOARD OF DIRECTORS

Sheila Colman
Corporate Secretary

Toronto, Canada
May 12, 2010

Uranium Participation Corporation



Management Proxy Circular

Annual General Meeting of Shareholders
June 22, 2010


Uranium
Participation
Corporation

MANAGEMENT PROXY CIRCULAR

(all information as at May 12, 2010 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies being made by the management of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") for use at the Annual General Meeting of the holders ("Shareholders") of common shares in the capital of the Corporation (the "Common Shares") to be held on Tuesday, June 22, 2010 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "**Proxy**") are directors or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S OR CORPORATION'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. ("**Computershare**"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 by **5:00 p.m.** (Eastern Time) on **June 18, 2010.** For general inquiries, Shareholders may contact Computershare as follows by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.

If you are a beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy or voting instruction form in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and Uranium Participation or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as "non-registered holders", should note that only Proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a) in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depositary, such as CDS Clearing and Depositary Services Inc. ("**CDS**"), of which the intermediary is a participant.

In accordance with Canadian securities laws, Uranium Participation has distributed copies of the Notice of Meeting, this Circular, the Proxy and, where so requested or required, the 2010 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2010 (collectively, the "**meeting materials**") to CDS and intermediaries for onward distribution to those non-registered holders to whom Uranium Participation has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service corporation (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a Proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a Proxy giving the right to attend and vote will be forwarded to the non-registered holder.

Or

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a Proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the Proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the Proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and deliver it either to the registered office of the Corporation, at Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including 4:30 p.m. (Toronto time) on the last business day preceding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered Shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

On any ballot that may be called for at the Meeting, the Common Shares represented by a properly executed Proxy given in favour of the persons designated by management of the Corporation in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented thereby will be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such Common Shares will, on a ballot, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last financial year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraph (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only shares issued by the Corporation. As at the date hereof, the Corporation has issued and outstanding 106,322,313 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of the Meeting is at the close of business on May 11, 2010 (the "**Record Date**"). In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**"), the Corporation will prepare a list of holders of Common Shares on such Record Date. Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting except to the extent that (a) the holder has transferred any of his or her Common Shares after the Record Date, and (b) the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than ten percent of the voting rights attached to any class of voting securities of the Corporation, as of the Record Date.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of the Corporation, the only matters to be dealt with at the Meeting are (i) the election of directors of the Corporation; (ii) the appointment of auditors; and (iii) the receipt of the audited financial statements of the Corporation for the year ended February 28, 2010 and the auditors report thereon.

If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the board of directors (the "**Board**") consists of a minimum of one and a maximum of ten directors.

In accordance with a resolution passed by the directors of the Corporation on April 22, 2010, the number of directors to be elected at the Meeting is five. The persons named in the Proxy intend to vote for the election of the following directors:

Paul J. Bennett
Jeff Kennedy
Garth A.C. MacRae
Richard H. McCoy
Kelvin H. Williams

The term of office of each of the present directors expires at the Meeting. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the OBCA.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation	Beneficial Ownership or Control Over Voting Shares	Date Served as a Director Since
Paul J. Bennett(1)(2)(3) Alberta, Canada	President and Chief Executive Officer of Energus Resources Ltd., an Alberta based oil and gas company and President and Chief Executive Officer of Rodinia Oil Corp.	1,640	June 2005
Jeff Kennedy(2) Ontario, Canada	Chief Financial Officer and Director, Equity Capital Markets, Cormark Securities Inc. ("**Cormark**") and its wholly-owned subsidiary, Cormark Securities (U.S.A.) Limited. Cormark is an independent investment dealer	11,000	March 2005
Garth A.C. MacRae(1)(2)(3)(4) Ontario, Canada	Independent Financial Consultant	10,000	April 2005
Richard H. McCoy(1)(2)(3)(5) Ontario, Canada	Corporate Director Formerly Vice-Chairman Investment Banking, TD Securities Inc.	11,000	March 2005

Name and Place of Residence	Principal Occupation	Beneficial Ownership or Control Over Voting Shares	Date Served as a Director Since
Kelvin H. Williams	Corporate Director Formerly Chairman of the Board of Nufcor S.A and of Uranium Limited ("**UL**") and executive director of AngloGold Ashanti Limited	Nil	March 2010

Notes:
(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Independent Review Committee
(4) Chair of the Audit Committee
(5) Chairman of the Board

APPOINTMENT AND REMUNERATION OF AUDITOR

The Common Shares represented by the proxies solicited in respect of the Meeting or any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting, and to authorize the directors to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of the Corporation since March 29, 2005.

STATEMENT OF EXECUTIVE COMPENSATION

Remuneration of Officers

Under the terms of its Management Services Agreement (the "**Management Services Agreement**") with Denison Mines Inc. (the "**Manager**"), dated March 30, 2005 and as amended and restated on March 27, 2006, and as amended on June 23, 2008 and February 17, 2010, Uranium Participation has engaged the Manager to provide management services to the Corporation, which services include the provision of officers for the Corporation. The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager, and they shall not receive any remuneration from Uranium Participation. Accordingly, the five officers of the Corporation, including the President, the Chief Financial Officer, the Vice-President, Commercial, the Vice-President, Marketing and the Corporate Secretary, receive no compensation from Uranium Participation. See "Management Contracts".

A copy of the Management Services Agreement, as amended, has been filed on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Compensation of Directors

From its inception, the Corporation commenced paying compensation to its independent directors for serving on its Board. The Board has determined that four of its current members are "independent" for the purposes of reviewing potential purchases or sales of uranium, if any, between the Manager and the Corporation or its affiliates.

When considering the appropriate level of compensation for the Corporation's directors, the Board considered a variety of factors. The Board recognized the importance of compensation in attracting and retaining desirable board candidates. In this regard, the Board considered directors' compensation offered by similar companies, such as, the directors' time commitments and the risks and responsibilities that the directors of Uranium Participation assume in keeping with the roles of the Board and the standing committees. Until otherwise determined, the Board approved compensation for each independent director that includes a retainer of $25,000 per year, plus $1,000 per attended meeting of the Board and committees of the Board.

The Corporation also reimburses the members of the Board for out-of-pocket expenses for attending such meetings, and all directors participate in the indemnification arrangements described under the Management Services Agreement. The Corporation does not have a stock option plan or pension plan and does not pay non-equity incentive payments.

In accordance with the requirements of Canadian securities laws, the Corporation has established an Independent Review Committee (the "**IRC**") from among its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A.C. MacRae and Richard H. McCoy. The Board has approved compensation for each member of the IRC of $1,000 for each committee meeting attended outside normal Board meetings. In reaching this decision, the Board determined that the time commitments and the risks and responsibilities that members of the IRC assume are comparable with those of the members of the Corporation's standing committees. As such, they should be comparably compensated.

During the fiscal year ended February 28, 2010, the following aggregate amounts were paid to each director:

Name	Fees Earned ($)	All Other Compensation	Total ($)
Paul J. Bennett	43,000	Nil	43,000
Jeff Kennedy[(1)]	Nil	Nil	Nil
Garth A.C. MacRae	41,000	Nil	41,000
Richard H. McCoy	43,000	Nil	43,000
Kelvin H. Williams[(2)]	Nil	Nil	Nil

Notes:

(1) Mr. Kennedy is an officer and director of Cormark. Cormark has acted as lead underwriter on all eight public offerings of the Corporation and as financial advisor on the Corporation's recent acquisition of UL. Accordingly, the Board has determined that Mr. Kennedy is not "independent", and therefore not entitled to compensation from the Corporation for serving as a director.

(2) Mr. Williams joined the Board subsequent to the end of the 2010 financial year.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of $10,000,000, subject to the following deductibles: (a) $50,000 per indemnifiable loss; and (b) $50,000 for a loss due to a claim under to Canadian securities laws. There is no deductible for a non-indemnifiable loss. The premium paid by the Corporation for this coverage is $55,000 for the period from April 1, 2010 to March 31, 2011. No amounts were paid by individual directors and officers for this coverage.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than ten percent of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark acted as lead underwriter on one public offering which the Corporation has completed since February 28, 2009, as described in the Corporation's prospectus dated and filed on the SEDAR website at www.sedar.com on May 20, 2009. As such, the Corporation paid the underwriters, including Cormark and others, an aggregate of approximately $4,144,000. Cormark also acted as financial advisor to the Corporation in connection with its acquisition of UL subsequent to the end of the 2010 financial year, and, as such, will earn a fee in this regard this year.

MANAGEMENT CONTRACTS

In March 2005, the Manager entered into the Management Services Agreement with the Corporation. The Management Services Agreement was amended and restated as of March 27, 2006, and amended subsequently on June 23, 2008 and February 17, 2010. The Manager's head office is Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. By way of a plan of arrangement completed between the Manager and International Uranium Corporation on December 1, 2006, the Manager became a wholly-owned subsidiary of Denison Mines Corp.

The Management Services Agreement had an initial term of five years (the "Intial Term"), commencing March 30, 2005. The Initial Term was extended on February 17, 2010 until March 30, 2013, and will continue thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms.

In 2006, the Corporation's shareholders approved amendments to the Corporation's by-laws and the Management Services Agreement, allowing it to invest in UF_6 in addition to U_3O_8 and permitting the Corporation to enter into lending arrangements with its uranium. Certain provisions in the agreement relating to the Manager's compensation were also amended to align the contract with these changes. On April 25, 2008 and subject to shareholder approval, the Board approved further changes to the Management Services Agreement to compensate the Manager in the event of a transaction for the indirect sale of the uranium inventory, through a merger or the acquisition of shares of the Corporation. These amendments were subsequently approved by the Corporation's shareholders on June 23, 2008. The Management Services Agreement, as amended, has been filed under the Corporation's profile on the SEDAR website and a copy is available at www.sedar.com or at www.uraniumparticipation.com.

Pursuant to the Management Services Agreement, as amended, the Manager is required to manage Uranium Participation's activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation in accordance with the Management Services Agreement. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to purchase or sell uranium the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium.

Any lending arrangements for uranium are to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to lend uranium, any such loan must stipulate the quantity, interest rate, duration, security, covenants and such other provisions as appropriate. The Corporation has engaged in the following lending since 2006:

(i) The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned, adjusted quarterly. This loan was repaid in full on December 31, 2009;
(ii) The Corporation also entered into an agreement effective December 28, 2009 to lend 1,332,000 KgU of the conversion services component of UF_6 ("Conversion Services") for a period of three years. The Conversion Services loan is subject to a loan fee equal to 4.5% per annum based on the greater of the adjusted monthly value of the Conversion Services loaned and US$15,654,000. To give effect to the loan, 1,332,000 KgU as UF_6 was transferred to the borrower, while 3,480,944 pounds of U_3O_8 and an irrevocable letter of credit of $16,526,000 issued by a major financial institution were received by the Corporation as collateral. The agreement is to expire in December 2012; and
(iii) Upon completion of the acquisition of UL, the Corporation acquired certain uranium assets, including without limitation 1,705,000 pounds of U_3O_8, of which 520,000 pounds is subject to a loan agreement at a loan rate of 3.5% and is repayable by July 8, 2010.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation and lending the same from time to time as directed, the Manager is required to arrange for storage of the uranium at licensed facilities (the "**Facilities**"), arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation's total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation's assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "**Initiative**");

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion the Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative; and

(f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Participation prior to the completion of any acquisition of at least 90% of the Common Shares.

Uranium Participation paid an aggregate of $1.1 million and $1.2 million to the Manager for commissions on purchases of uranium and $1.8 million and $1.8 million in other fees for the fiscal years ended February 28, 2010 and 2009, respectively.

The following table sets out the names and the provinces and countries of residence of each of the informed persons of the Manager and their respective positions and offices held with the Manager.

Name and Province and Country of Residence	Position with the Manager
James R. Anderson Ontario, Canada	Director, Chief Financial Officer
Donald C. Campbell Ontario, Canada	Vice President, Commercial
Sheila Colman British Columbia, Canada	Corporate Secretary
Ron F. Hochstein British Columbia, Canada	Director, President
Curt D. Steel Connecticut, U.S.A.	Vice President, Marketing

The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager for serving in such capacity, and they shall not receive any remuneration from Uranium Participation for the same.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information related to the Corporation is contained in the Corporation's 2010 Annual Report, including the 2010 Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2010.

Copies of the Corporation's 2010 Annual Management Report of Fund Performance, containing the Corporation's consolidated financial statements for its financial year ended February 28, 2010, and the Corporation's Annual Information Form dated May 12, 2010 may be obtained by writing to the Corporate Secretary of the Corporation at Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 or may be accessed on the Corporation's website at www.uraniumparticipation.com or the SEDAR website at www.sedar.com.

BOARD APPROVAL

The contents and the sending of this circular have been approved by the Directors of the Corporation.

DATED as of the 12th day of May, 2010.



Sheila Colman
Corporate Secretary



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 22, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder. However, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 p.m., Eastern Time, on June 18, 2010.




Appointment of Proxyholder

I/We, being holder(s) of Uranium Participation Corporation hereby appoint: JAMES R. ANDERSON OF MISSISSAUGA or failing this person, DONALD C. CAMPBELL OF NEWMARKET

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Uranium Participation Corporation to be held in the Belgravia Room, Le Méridien King Edward, 37 King Street East, Toronto ON on June 22, 2010 at 10:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors-** Management recommends that you vote **FOR** all of the following nominees:

	For	Withhold		For	Withhold		For	Withhold
01. Paul J. Bennett	☐	☐	02. Jeff Kennedy	☐	☐	03. Richard H. McCoy	☐	☐
04. Garth A.C. MacRae	☐	☐	05. Kelvin Williams	☐	☐			

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	For	Withhold
2. **Appointment of Auditors** Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY



093209 AR0 UPPQ



Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Uranium Participation Corporation
Symbol : U
Reporting Period: 01/01/2010 - 01/31/2010

Summary

Issued & Outstanding Opening Balance :	85,697,341	As at :	01/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	85,697,341		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Sheila Colman
Phone: 778-340-0600
Email: scolman@denisonmines.com
Submission Date: 02/12/2010
Last Updated: 02/12/2010

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Uranium Participation Corporation
Symbol : U
Reporting Period: 02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	85,697,341	As at :	01/31/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	85,697,341		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Sheila Colman
Phone: 778-340-0600
Email: scolman@denisonmines.com
Submission Date: 03/08/2010
Last Updated: 03/08/2010

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Uranium Participation Corporation
Symbol :	U
Reporting Period:	03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	85,697,341	As at :	02/28/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	20,625,000		
Issued & Outstanding Closing Balance :	106,322,341		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/30/2010	Acquisition	20,625,000
Totals		20,625,000

Filed on behalf of the Issuer by:

Name:	Sheila Colman
Phone:	778-340-0600
Email:	scolman@denisonmines.com
Submission Date:	04/02/2010
Last Updated:	04/23/2010

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer : Uranium Participation Corporation
Symbol : U
Reporting Period: 03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	85,697,341	As at :	02/28/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	20,624,672		
Issued & Outstanding Closing Balance :	106,322,013		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/30/2010	Acquisition	20,624,672

Filer's comment
Adjustments due to rounding on share exchange with UL shareholders

Totals	20,624,672

Filed on behalf of the Issuer by:

Name: Sheila Colman
Phone: 778-340-0600
Email: scolman@denisonmines.com
Submission Date: 04/12/2010
Last Updated: 05/12/2010

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Uranium Participation Corporation
Symbol :	U
Reporting Period:	04/01/2010 - 04/30/2010

Summary

Issued & Outstanding Opening Balance :	106,322,313	As at :	04/30/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	106,322,313		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Sheila Colman
Phone:	778-340-0600
Email:	scolman@denisonmines.com
Submission Date:	05/10/2010
Last Updated:	05/10/2010

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer : Uranium Participation Corporation
Symbol : U
Reporting Period: 03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	85,697,341	As at :	02/28/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	20,624,972		
Issued & Outstanding Closing Balance :	106,322,313		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/30/2010	Acquisition	20,624,972

Filer's comment
Adjustments due to rounding on share exchange with UL shareholders

Totals		20,624,972

Filed on behalf of the Issuer by:

Name: Sheila Colman
Phone: 778-340-0600
Email: scolman@denisonmines.com
Submission Date: 05/12/2010
Last Updated: 05/12/2010

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Uranium Participation Corporation

Is the person a new appointee? No
Civil Title: Ms.
First Name: Sheila
Middle Name: Margaret
Surname: Colman
Date of Birth (MM/DD/YYYY): 04/04/1968
Comment

Type of Change	Position	Full Position Title	Effective Date (MM/DD/YYYY)	End Date (MM/DD/YYYY)

Is the person a new appointee? No
Civil Title: Mr.
First Name: Andre
Middle Name: N/A
Surname: Desautels
Date of Birth (MM/DD/YYYY): 11/22/1969
Comment

Type of Change	Position	Full Position Title	Effective Date (MM/DD/YYYY)	End Date (MM/DD/YYYY)
Former	Corporate Secretary	Corporate Secretary	03/06/2009	02/09/2010

Filed on behalf of the Issuer by:

Name: Sheila Colman
Phone: 778-340-0600
Email: scolman@denisonmines.com
Submission Date: 02/12/2010
Last Updated: 02/12/2010

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer: Uranium Participation Corporation

Is the person a new appointee?	Yes		
Civil Title:	Mr.		
First Name:	Kelvin		
Middle Name:	Hugh		
Surname:	Williams		
Date of Birth (MM/DD/YYYY):	03/13/1948		
Previously used names:			
Addresses for the past 10 years:	Addresses	From (MM/YYYY)	To (MM/YYYY)
	ERF 937, Off Silvermine Rd., Noordhoek, Western Cape, SAf	11/2006	/
	34 Jameson Avenue, Melrose, Johannesburg, Gauteng, SAf	10/1988	11/2006
Email Address:	khwilliams@mweb.co.za		
Telephone:	27-21-789-0844		
Are you a Canadian Citizen?	No		
Do you hold citizenship in any country other than Canada?	Yes		
Other Country Name:	United Kingdom; South Africa		
U.S. Social Security Number:			
Comment	PIF filed on June 18, 2006		

Position	Full Position Title	Effective Date (MM/DD/YYYY)	End Date (MM/DD/YYYY)
Director		03/30/2010	

Filed on behalf of the Issuer by:

Name:	Sheila Colman
Phone:	778-340-0600
Email:	scolman@denisonmines.com
Submission Date:	03/31/2010
Last Updated:	03/31/2010



URANIUM PARTICIPATION CORPORATION



I would like to receive the following documents:

☐ Annual Financial Statements ☐ Interim Financial Statements ☐ Annual Management Report of Fund Performance ☐ Interim Management Report of Fund Performance

URANIUM PARTICIPATION CORPORATION (the "Corporation")
FINANCIAL STATEMENTS AND MANAGEMENT REPORT OF FUND PERFORMANCE

Important Message for Investors:
In accordance with National Instrument 81-106, you are entitled to receive the Corporation's; (i) annual financial statements; (ii) interim financial statements; (iii) annual management report of fund performance; and (iv) interim management report of fund performance. However, some investors may not wish to receive some or all of these statements or reports. Accordingly, the Corporation is seeking your instructions as to whether you wish to receive any of these documents by mail. Please complete and return this card with your instructions or contact Computershare directly at 1-800-564-6253. These instructions are for the current year only. **If you do not return this card,** we will assume that you do not wish to receive any of these statements or reports and you will access them electronically at www.uraniumparticipation.com or www.sedar.com.

Name / Nom

Apt. / App. Street Number / Numéro civique Street Name / Rue

City / Ville Prov. / State Postal Code / Code postal / Zip Code



UPPQ 4MRSP



00KD0B

0CADPP




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1000013471-M5J2Y1-BR01



COMPUTERSHARE
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TORONTO ON M7Y 3M4